UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

x **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2023
OR

o **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 001-38596

REPLIMUNE GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	**82-2082553**
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

500 Unicorn Park Drive

Suite 303

Woburn MA 01801

(Address of principal executive offices)
(Zip Code)

(781) 222-9600

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	REPL	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No x

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No x

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes x No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

☐	☐	☒	☒
Large accelerated filer	Accelerated filer	Non-accelerated filer	Smaller reporting company
			☒
			Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. x

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No x

If securities are registered pursuant to Section 12 (b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1 (b) . ☐

The aggregate market value of the Common Stock held by non-affiliates of the registrant was approximately $486.9 million, based on the closing price of the registrant's Common Stock on September 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter.

There were 57,775,993 shares of Common Stock outstanding as of May 15, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant intends to file a definitive proxy statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended March 31, 2023. Portions of such definitive proxy statement are incorporated by reference into Part III of this Annual Report on Form 10-K.

REPLIMUNE GROUP, INC.
ANNUAL REPORT ON FORM 10-K
For the Year Ended March 31, 2023

Table of Contents

Special note regarding forward-looking statements

This Annual Report on Form 10-K contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include, among other things:

- the timing, progress, and results of preclinical studies and clinical trials for our product candidates, including the timing of initiation and completion of studies or trials and related preparatory work and the period during which the results of the trials will become available;

- our ability to obtain additional funding as necessary;

- the timing, scope or likelihood of regulatory filings and approvals, including timing of our Biologics License Application, or BLA, and filing for, and final approval by the U.S. Food and Drug Administration, or the FDA, of, RP1 or any of our other product candidates;

- the timing, scope, or likelihood of foreign regulatory filings and approvals;

- our ability to develop our product candidates for use in combination with other checkpoint blockade therapies, including anti-PD-1;

- our ability to develop and advance any future product candidates into, and successfully complete, clinical trials;

- our expectations regarding the size of the patient populations for RP1, RP2 and/or RP3 or any other product candidates from our RPx platform if approved for commercial use;

- our ability to successfully qualify, obtain approval for, and maintain successful operation, approval and qualification of our in-house manufacturing operations;

- our ability to obtain and maintain sufficient quantities of raw material supplies or access single or limited sources of goods or services needed to build or maintain our product candidate supplies or otherwise operate our in-house manufacturing facility;

- the costs of operating our in-house manufacturing facility;

- our estimates regarding expenses and capital requirements;

- the implementation of our business model and our strategic plans for our business, RP1 and our other product candidates;

- the rate and degree of market acceptance and clinical utility of RP1 and our other product candidates;

- the potential benefits of and our ability to establish or maintain future collaborations or strategic relationships;

- our ability to retain the continued service of our key professionals and to identify, hire and retain additional qualified professionals;

- our intellectual property position, including the scope of protection we are able to establish and maintain for intellectual property rights covering RP1 and our other product candidates, claims others may make regarding rights in our intellectual property, and any potential infringement, misappropriation or other violation of any third-party intellectual property rights;

- our competitive position, and developments and projections relating to our competitors and our industry;

- negative developments in the fields of immuno-oncology or oncolytic immunotherapy;

- the impact of laws and regulations;

- the impact of the COVID-19 coronavirus, or COVID-19, as a global pandemic and related public health, travel, and supply chain issues;

- the impact of the Russian - Ukrainian conflict on the global economy and related governmental imposed sanctions;

- our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012; and

- the other risks and uncertainties described under "Risk factors."

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Annual Report on Form 10-K. Moreover, we operate in a competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except to the extent required by applicable law. You should not rely on forward-looking statements as predictions of future events. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

PART I

Item 1. Business

Overview

We are a clinical-stage biotechnology company committed to applying our leading expertise in the field of oncolytic immunotherapy to transform the lives of cancer patients through our novel tumor-directed oncolytic immunotherapies. Our proprietary tumor-directed oncolytic immunotherapy product candidates are designed and intended to maximally activate the immune system against cancer.

Oncolytic immunotherapy is an emerging drug class, which we intend to establish as the second cornerstone of immune-based cancer treatments, alongside checkpoint blockade. Oncolytic immunotherapy exploits the ability of certain viruses to selectively replicate in and directly kill tumors, as well as induce a potent, patient-specific, anti-tumor immune response. Our product candidates incorporate multiple mechanisms of action into a practical "off-the-shelf" approach that is intended to maximize the immune response against a patient's cancer and to offer significant advantages over other approaches to inducing anti-tumor immunity, including personalized vaccine approaches. We believe that the bundling of multiple approaches for the treatment of cancer into single therapies will increase clinical efficacy and simplify the development path of our product candidates, while also improving patient outcomes at a lower cost to the healthcare system than the use of multiple different drugs.

Our proprietary RPx platform is based on a proprietary, engineered strain of herpes simplex virus 1, or HSV-1, backbone with payloads added to maximize immunogenic cell death and the induction of a systemic anti-tumor immune response. The RPx platform has a unique dual local and systemic mechanism of action, or MOA, consisting of direct selective virus-mediated killing of the tumor resulting in the release of tumor-derived antigens and altering of the tumor microenvironment, or TME, to ignite a strong and durable systemic response. This MOA is expected to be synergistic with most established and experimental cancer treatment modalities, and, with an attractive safety profile, the RPx platform is expected to have the versatility to be developed alone or combined with a variety of other treatment options. We currently have three RPx product candidates in our development pipeline, RP1 (vusolimogene oderparepvec), our lead product candidate, RP2 and RP3. Although our fiscal year runs from April 1st - March 31st, our programs and program updates disclosed herein and elsewhere are reported on a calendar year basis.

We are conducting a number of clinical trials of RP1, both as a monotherapy and in combination with anti-PD-1 therapy, with a focus on establishing a major skin cancer franchise. We have completed enrolling patients in a randomized, controlled Phase-2 clinical trial of RP1 with cutaneous squamous cell carcinoma, or CSCC, RP1's lead indication, which is referred to herein as CERPASS or the CERPASS trial, under an agreement with our partner Regeneron Pharmaceuticals, Inc., or Regeneron. CERPASS is a registration directed clinical trial evaluating RP1 in combination with cemiplimab, an anti-PD-1 therapy developed by Regeneron, versus cemiplimab alone. Regeneron has granted to us a non-exclusive royalty-free license to cemiplimab for use in this trial, is supplying cemiplimab at no cost and funded one-half of the clinical trial costs up to the amount agreed in the first study plan. CERPASS enrolled 211 patients with locally advanced or metastatic CSCC who are naïve to anti-PD1 therapy. An additional 20 patients were also dosed with RP1 made at our in-house manufacturing facility. The CERPASS protocol evaluates complete response, or CR rate, and overall response rate, or ORR, as its two independent primary efficacy endpoints as assessed by independent review, as well as duration of response, progression-free survival, or PFS, and overall survival, or OS, as secondary endpoints. As previously reported, we met with the FDA in the first quarter and discussed the rationale for the changes to the study design we made in 2020 reducing the study size from 240 to 180 patients and adding CR as a dual independent primary endpoint (the study subsequently over enrolled with 211 patients randomized, as reported in November 2022). No changes were made to the protocol as a result of the meeting. As reported in February 2023, topline data from the CERPASS trial is expected to be announced in Q3 2023. Assuming positive primary analysis data is generated, including demonstrating overall clinical benefit, we continue to expect to make a Biologics License Application submission for RP1 in Q1 2024.

We continue our collaboration with Bristol Myers Squibb Company, or BMS, under which BMS has granted us a non-exclusive, royalty-free license to, and is supplying at no cost, its anti-PD-1 therapy, nivolumab, for use in combination with RP1 in a multi-cohort Phase 1/2 clinical trial which is referred to herein as IGNYTE, or the IGNYTE trial. The leading tumor specific cohort in the IGNYTE trial is our registration directed Phase 2 expansion cohort enrolling 125 patients with anti-PD-1 failed cutaneous melanoma who are being treated with RP1 in combination with nivolumab. We are also continuing enrollment into the cohorts of patients with anti-PD-1 failed non-melanoma skin cancers, or NMSC, which includes patients with both naïve and anti-PD-1 failed disease, including CSCC.

We initiated the registration directed Phase 2 expansion cohort in the IGNYTE trial enrolling 125 patients with anti-PD-1 failed cutaneous melanoma after completing enrollment in a prior Phase 2 cohort in the same clinical trial of approximately 30 patients with melanoma, which demonstrated the tolerability and clinical activity of the combination of RP1 and nivolumab in patients with melanoma, including those who had failed prior anti-PD-1 when given alone or in combination with CTLA-4 blockade. In March 2021, we held a Type B meeting with the FDA to discuss the design of the 125 patient expansion cohort in the IGNYTE trial. In this meeting, the FDA expressed that while a randomized controlled clinical trial would always be preferred for registration purpose, that in this patient population with no clear standard of care, if the clinical data is sufficiently compelling then the data could be considered for submission by the FDA under the accelerated approval pathway. The FDA also indicated that a randomized confirmatory trial would also be needed as is required under the accelerated approval pathway. The design of the confirmatory trial is intended to be discussed with the FDA prior to a BLA submission. In December 2022, we reported data from the first 75 patients with at least six months follow-up. The data snapshot based on investigator response showed a 20% CR rate and a 36% ORR with activity across all disease stages and strong durability. In January 2023, we completed target enrollment of 125 patients with patients in screening at that time continuing to be enrolled. We completed enrollment in this cohort in March 2023, ultimately enrolling 141 patients. Further updated data from the initial 75 patients is expected to be presented at the American Society of Clinical Oncology, or ASCO, in June 2023, and a data snapshot for all 141 patients, who will all have a minimum of 6 months follow-up, is expected in Q4 2023. The data snapshot for all 141 patients with a minimum of 6 months follow-up will be evaluated for the potential to align a dual launch with CERPASS, assuming both indications for RP1 are timely approved, however, the per protocol primary analysis continues to be expected 12 months after enrollment of the last patient, March 2024, with topline data expected in Q2 2024.

We continue to enroll patients in our additional IGNYTE Phase-2 cohorts under our collaboration with BMS in which we are evaluating RP1 in combination with nivolumab. In NMSC, enrollment in the anti-PD-1 naïve NMSC cohort has completed, included patients with cutaneous squamous cell carcinoma, or CSCC, basal cell carcinoma, or BCC, merkel cell carcinoma, or MCC, and angiosarcoma. Updated data from the CSCC patients in the anti-PD-1 naïve NMSC cohort, presented in March 2022, continued to show nearly half of the patients achieving a complete response and nearly 65% achieving a complete or partial response. We are currently enrolling an extension of the NMSC cohort of RP1 in combination with nivolumab in NMSC patients who have failed prior treatment with anti-PD(L)-1. In March 2022, we reported initial data (N=12) from this extension cohort where responses had been observed in anti-PD(L)-1 failed CSCC, MCC and angiosarcoma tumors. We believe the activity of RP1 combined with nivolumab in this anti-PD(L)-1 failed cohort represents a new potential therapeutic option for these patients and supports the broad potential for RP1 in anti-PD(L)-1 failed skin cancers beyond melanoma. Recruitment remains ongoing, with a data update expected in Q3 2023.

We also have open for enrollment a Phase 1b/2 clinical trial of single agent RP1 in solid organ transplant recipients with skin cancers, including CSCC, which is referred to herein as ARTACUS or the ARTACUS trial, which we believe to be potentially registrational (in its own right or, subject to discussion with regulatory authorities, following enrollment of additional patients, including as a potential label expansion after an initial approval of RP1 in a different indication). We are currently enrolling up to 65 patients in the ARTACUS trial to assess the safety and efficacy of RP1 in liver, kidney, heart, lung, and hematopoietic cell transplant patients transplant recipients with skin cancers. Enrollment in this clinical trial had been impacted by COVID-19, as the patient population is severely immune-compromised and considered very high risk, however, more recently we have seen enrollment increase in the ARTACUS trial. As reported in March 2022, we have observed responses in these patients with RP1 as monotherapy with a similar safety profile to that observed in our other RP1 clinical trials in patients who are not immune suppressed. Enrollment continues in the ARTACUS trial and we expect to present updated initial data at the American Transplant Congress in June 2023.

In addition to these ongoing trials with RP1, we are currently evaluating all strategic opportunities for RP1 in skin cancers, including the setting for the confirmatory clinical trial in melanoma which is expected to be required to support a potential accelerated approval of RP1 in anti-PD1 failed melanoma.

We are also developing additional product candidates, RP2 and RP3, that have been further engineered to enhance anti-tumor immune responses and are intended to address additional tumor types, including traditionally less immune responsive tumor types. In addition to the expression of GALV-GP R(-) and human GM-CSF as in RP1, RP2 has been engineered to express an antibody-like molecule intended to block the activity of CTLA-4, a protein that inhibits the full activation of an immune response, including to tumors. RP3 has been engineered with the intent to further stimulate an anti-tumor immune response through activation of immune co-stimulatory pathways through the additional expression of the ligands for CD40 and 4-1BBL, as well as anti-CTLA-4 and GALV-GP R(-), but without the expression of GM-CSF.

We initiated a Phase-1 clinical trial of RP2 alone and in combination with nivolumab in the second half of 2019. This clinical trial is also being conducted as part of our collaboration with BMS, under which BMS has granted us a non-exclusive, royalty-free license to, and will supply at no cost, nivolumab, for use in combination with RP2. We have presented data from the single agent RP2 portion of this clinical trial that showed deep and durable responses, including demonstration of tumor response in uninjected lesions and in patients with difficult to treat advanced cancers. We believe that this data supports the hypothesis that anti-CTLA-4 delivered intra-tumorally through oncolytic virus replication, with accompanying antigen release and presentation, can provide potent anti-tumor effects. We have also presented combination data from both the clinical trial that showed compelling activity in patients with immune insensitive tumors and with anti-PD-1 failed disease. In the second half of 2021, we reported full enrollment in the initial 30 patient combination with nivolumab part of the Phase 1 clinical trial following which a protocol amendment was made to expand this clinical trial to enroll additional patients who are required to have specific tumor types of interest, including gastro-intestinal cancers, breast cancer, lung cancer, head and neck cancer and uveal melanoma, rather than any type of tumor as were eligible for the initial 30 patient group. In December 2022, we reported that of 14 patients with uveal melanoma for which sufficient follow-up was available for assessment, 4 patients had achieved a response.

Enrollment continues in our clinical trial designed to evaluate RP3 alone and combined with anti-PD-1 therapy in advanced solid tumor patients, focusing on enrolling patients with gastro-intestinal cancers, breast cancer, lung cancer and head and neck cancer. In December 2022, the Company presented data from its Phase 1 trial of RP3 in combination with nivolumab (N=5) in patients with multiple soft tissue sarcomas including in leiomyosarcoma, osteosarcoma, chondrosarcoma, and epithelioid sarcomas who have all failed standard of care. At the data cut-off date, 3 of 5 patients had sufficient follow-up for response assessment, and all three were responding to therapy in settings with no viable alternative treatment option, indicating the potential utility of RP3 in treating this difficult to treat tumor type.

Accrual in the Phase 1 programs with both RP2 and RP3 are expected to materially complete in Q3 2023. Any additional Phase 2 development programs not already announced which are driven by data from the full Phase 1 data and other opportunistic considerations are expected to be disclosed by year-end 2023.

We continue to plan for our previously announced Phase 2 development program for RP2 and/or RP3 that we expect to initiate around mid-year 2023. We are planning for initial signal finding single arm Phase 2 clinical trials in the following tumor types: squamous cell carcinoma of the head and neck, or SCCHN, locally advanced and recurrent/metastatic; hepatocellular carcinoma, or HCC, both first and second line; and colorectal cancer, or CRC, third line; with additional studies in other tumor types intended to follow. As we announced in December 2022, our signal finding studies in HCC and CRC are being developed in combination with atezolizumab and bevacizumab under a supply and cost share clinical collaboration arrangement with Roche Holding AG, or Roche. Our signal finding studies in SCCHN are being developed in combination with nivolumab under our collaboration agreement with BMS.

– In HCC, two signal finding cohorts of 30 patients each will be enrolled in collaboration with Roche. The first cohort will enroll 1L patients treated with SOC atezolizumab combined with bevacizumab and RP3, and the second cohort will enroll patients who have progressed on 1L immunotherapy (including atezolizumab/bevacizumab), and will be treated with atezolizumab combined with bevacizumab and RP3.

– In CRC, two signal finding cohorts of 30 patients each will be enrolled in collaboration with Roche. The first cohort will enroll 3L patients to be treated with atezolizumab combined with bevacizumab and RP2 and the second cohort with atezolizumab and bevacizumab and RP3. We believe that data with both RP2 and RP3 in CRC will allow the comparative efficacy of RP2 and RP3 to be evaluated in a particularly difficult to treat patient population.

– In SCCHN, the trial will be conducted under our collaboration with BMS. This study is intended to include two cohorts of patients, the first with locally advanced disease is planned to enroll approximately 100 patients randomized 1:1 to either SOC chemotherapy combined with radiation, or SOC combined with RP3 followed by adjuvant nivolumab therapy. The second, signal finding cohort, will enroll 30 patients with recurrent or metastatic SCCHN with low PD-L1 levels (CPS<20) who will be treated with chemotherapy, nivolumab and RP3.

RP1, RP2 and RP3 are administered by direct injection into solid tumors, guided either visually or by ultrasound, computerized tomography, or CT, or other imaging methods. We believe that direct injection maximizes virus-mediated tumor cell death, provides the most efficient delivery of virus-encoded immune activating proteins into the tumor with the goal of activating systemic immunity, and limits the systemic toxicities that could be associated with intravenous administration. Activation of systemic immunity through local administration is intended to lead to the induction of anti-tumor immune responses leading to clinical response of tumors that have not themselves been injected.

Our approach — Oncolytic immunotherapy

Our product candidates are designed to induce a robust immune response against a patient's cancer and turn immunologically "cold" tumors "hot." To achieve this objective, we use oncolytic immunotherapies that combine multiple mechanisms of action in a single product candidate. We believe our product candidates will initiate or enhance an immune response in patients with no or minimal pre-existing cancer immunity, including to tumor neo-antigens, and thereby increase the effectiveness of immune checkpoint blockade therapies.

Our product candidates are intended to act at several key points in the pathways involved in the initiation of an immune response. Following direct injection into tumors, our viruses replicate in cancer cells and then lyse, or break them open, releasing tumor antigens, including neo-antigens specific to the patient, which could otherwise be hidden from the immune system. This process of necrotic cell death releases intra-cellular markers of "danger," the danger associated molecular patterns, or DAMPs, while the virus produces pathogen associated markers of danger, or PAMPs. These trigger various pathways of the innate immune system, including the STING pathway and pathways mediated through toll-like receptors, or TLRs, each resulting in the production of interferon. Innate immune activation would be expected to itself provide anti-tumor effects, as interferon activates natural killer cells which can destroy tumor cells. Innate immune activation would also be expected to help trigger adaptive anti-cancer immunity, in which antigen presenting cells, or APCs, are attracted to the injected tumor. APCs internalize cancer antigens, including neo-antigens, and traffic back to the draining lymph nodes where they present the antigens to T cells. Primed with the antigens, these T cells then proliferate and disperse systemically to seek and destroy cancer cells with the same antigen profile throughout the body, resulting in the potential destruction of distant tumor deposits.

To further augment these intended effects, our product candidates are genetically encoded with multiple potent, cell-killing and immune-stimulating proteins — in other words, our product candidates are "armed" with these therapeutic genes.

We believe that our ability to incorporate multiple mechanisms of action into a practical "off-the-shelf" approach to initiating or enhancing an anti-tumor immune response, including to neo-antigens, will offer significant advantages over the various approaches to immune activation that are currently in development, including personalized vaccine treatments. Tumor neo-antigens are uniquely present in tumors, rather than normal tissue, because they result from the genetic changes that occur as cancer develops. Unlike the antigens present in normal tissue, the immune system identifies neo-antigens as foreign. As a result, the immune system is able to mount an immune response to tumor neo-antigens in the same way that it would to the antigens contained in disease-causing micro-organisms, which the immune system also identifies as foreign. Researchers believe immune responses to tumor neo-antigens are particularly important in the immune system's ability to combat cancer, and as a consequence various "personalized vaccine" approaches to generating immune responses to tumor neo-antigens are in development. These approaches are generally both expensive and time consuming because a vaccine cannot be designed and manufactured until a tumor biopsy is taken and analyzed in the laboratory to identify the mutated tumor antigens that will be targeted by the treatment. We also believe that our "off-the-shelf" approach may offer significant advantages over other approaches to anti-cancer immune activation that only target a single pathway of the immune system, as is the case with most of the other immuno-oncology therapies currently under development. Importantly, our product candidates are intended to maximally activate an immune response against cancer, which we believe is the missing element needed to allow anti-PD-1 or anti-PD(L)-1 therapy to treat more patients and tumor types, unlike some other therapies that are intended to act by blocking additional defense mechanisms against an anti-tumor immune response once it has been initiated.

Our Oncolytic Immunotherapy platform and product candidates

Our current product candidate pipeline is summarized in the table below:


Pipeline
Replimune
Clinical trials & indication
IND/CTA
Phase 1/2
Phase 2
Registration Directed
RP1
Engineered HSV backbone + GM-CSF + GALV-GP R-
CERPASS#
+ Cemiplimab
CSCC
IGNYTE*
+/- Nivolumab
Melanoma
(inc anti-PD1 failed)
ph1/2 complete
NMSC
(inc anti-PD1 failed)
MSI-H cancers
(anti-PD1 failed)
ARTACUS
RP1 monotherapy
Skin cancers
organ transplant
RP2
RP3
Engineered HSV backbone + GM-CSF + GALV-GP R- + anti-CTLA-4 (RP2) or + GALV-GP R- + anti-CTLA-4 + CD40L + 4-1BBL (RP3)
RP2 Ph 1*
+/- Nivolumab
Solid tumors
RP3 Ph 1*
+/- Nivolumab
Solid tumors
Ph 2^ – RP2/3
+ Bevacizumab / Atezolizumab
3L CRC
Ph 2^ – RP3 1L/2L HCC
+ Bevacizumab / Atezolizumab
HCC
Ph 2*& – RP3
LA + chemo/RT/adjuvant Nivolumab
R/M + chemo/Nivolumab
SCCHN
* Under a clinical trial collaboration & supply agreement with BMS for the supply of nivolumab – full commercial rights retained by Replimune
# Under a clinical trial collaboration agreement with Regeneron, includes certain sharing of clinical trial costs – full commercial rights retained by Replimune
^ Under clinical trial collaboration & supply agreement with Roche for atezolizumab & bevacizumab supply and cost sharing in select indications – full commercial rights retained by Replimune; initiating mid 2023
& Initiating mid 2023

The foundation of our oncolytic immunotherapy product candidates consists of a proprietary strain of HSV-1 that we have engineered to replicate selectively in tumors and to express a fusogenic glycoprotein, a protein that triggers the fusion of the membranes between cells. HSV-1 is both highly cell lytic and inflammatory, and also has a large carrying capacity, which makes it possible to incorporate multiple genes encoding therapeutic proteins. We believe our combination of HSV-1 with the expression of the fusogenic glycoprotein increases the natural ability of HSV-1 to kill tumor cells and to induce an anti-tumor immune response. The fusogenic functionality of our product candidates is intended not only to increase the number of tumor cells that are killed, but also to cause highly immunogenic death of tumor cells. We believe that these factors will increase the potency of the systemic anti-tumor immune response that is generated by our product candidates. With the intention of further amplifying the anti-tumor response, we have also engineered product candidates that express a range of additional potent, immune activating genes encoding therapeutic proteins in tumors.

Our lead product candidate, RP1, serves as the base from which our additional product candidates, RP2 and RP3, are being developed to express additional therapeutic proteins. We believe that our sequential development approach of further enhancing our product candidates with additional therapeutic proteins reduces clinical risk, as we are able to study the safety profile of each therapeutic protein prior to moving to the next product candidate with an additional therapeutic protein that is intended to provide more potent anti-tumor immune effects.

Lead product candidate: RP1

Our lead product candidate, RP1, is a selectively replicating version of HSV-1 that expresses GALV-GP R(-) and human GM-CSF. RP1 has the following properties:

- we have deleted the ICP34.5-encoding gene, which enables tumor-selective virus replication;
- we have deleted the ICP47-encoding gene, which is intended to prevent the inhibition of the antigen presentation pathway otherwise caused by ICP47 binding to the transporter associated with antigen presentation. ICP47 deletion is also intended to result in the increased and earlier expression of the HSV-1 US11 gene by placing the HSV-1 US11 gene under the control of ICP47 promoter which we believe will increase virus replication in tumors without reducing tumor-selectivity; and

- we have inserted the sequences for GALV-GP R(-) and human GM-CSF, resulting in the expression of these therapeutic proteins with the intention of increasing both the direct tumor cell killing and the potency of the anti-tumor immune response that is induced.

We have developed RP1 as a monotherapy and for use in combination with immune checkpoint blockade therapy, particularly therapies targeting PD-1 or PD-(L)-1. We believe that the robust release of tumor antigens and the highly immunogenic tumor cell death intended to be caused by RP1 will further increase the previously observed synergy between oncolytic viruses and immune checkpoint blockade therapy.

Pipeline product candidates: RP2 and RP3

We have designed our RP2 product candidate to express an anti-CTLA-4 antibody-like protein intended to block the inhibition of the immune response otherwise caused by CTLA-4. We believe that RP2 may offer advantages compared with current CTLA-4 approaches, including ipilimumab. By expressing anti-CTLA-4 only locally in the tumor and draining lymph nodes, we believe that activity will be retained, but that toxicity will be reduced. We intend that our RP2 product candidate will be used in combination with other treatment approaches, including anti-PD-1 therapy, which we believe will result in both synergy with the oncolytic immunotherapy and the expression of anti-CTLA-4 in the tumor.

We have designed our RP3 product candidate to express further immune-activating proteins that stimulate T cells, in addition to anti-CTLA-4 and GALV-GP R(-). These immune activating proteins are the ligands for two immune co-stimulatory pathways responsible for T cell proliferation and/or activation, the CD40L and 4-1BBL pathways.

Intellectual property

We believe our rights under issued patents, if obtained, and patent applications will provide a competitive advantage. Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing upon our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary position.

For the core technology in our RPx platform and each of our product candidates, we have filed six patent applications under the Patent Cooperation Treaty, or PCT. All six of these PCT applications have entered the national phase and are in different stages of pending and/or issued in a range of countries. Examination has started in connection with some of the national phase applications. Six US patents have been granted by the applicable authorities in the US. Four European patents have been granted by the applicable authorities in the European Union, two patents have been granted by the applicable authorities in Hong Kong and three patents have been granted by the applicable authorities in Japan, two patents have been granted by the applicable authorities in Israel, and one patent has been granted by the applicable authorities in each of Singapore, China and Australia. The granted US patents include US patent numbers 10,570,377; 10,612,005; 10,626,377; 10,947,513; 11,427,810; and 11,473,063 and include description and claims directed to oncolytic virus compositions of matter, pharmaceutical compositions encompassing an oncolytic virus and methods of use in treating cancer with oncolytic virus compositions. Two of our European patents have been opposed, one of which was recently successfully maintained and the other remains under the opposition process. One of our US patents has been petitioned for post-grant review and one of our Japanese patents has been maintained as granted following being opposed. We continue to vigorously pursue advancement and defense of our patents and patent applications through the respective patent offices in which they are granted or pending throughout the world. See "*Risk Factors - Risk Related to Intellectual Property.*"

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, the patent term of a patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration of a portion of the patent term lost during the U.S. clinical development and FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under clinical development in the United States and the length of time the drug is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval, and if and when patents grant, we expect to apply for patent term extensions on patents covering those products. We plan to seek patent term extensions to any of our issued patents in any jurisdiction where these are available, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions.

We may rely, in some circumstances, on trade secrets to protect our technology. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and other contractors, as well as physical security of our premises and our information technology systems.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary rights. We compete in the highly competitive markets that address cancer and face significant competition from many sources, including pharmaceutical, biopharmaceutical and biotechnology companies, as well as universities and private and public research institutions. Many of our competitors have significantly greater financial, manufacturing, marketing and drug development resources than we do. Large biopharmaceutical companies in particular have extensive experience in clinical testing and in obtaining regulatory approvals for drugs and biologicals. These companies also have significantly greater research capabilities than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies or universities and research institutions.

Our competitors fall primarily into the following groups of treatment:

- traditional cancer therapies, including chemotherapy, surgery, radiation and targeted therapies;

- approved immunotherapy antibodies and immunotherapy antibodies in clinical trials;

- oncolytic immunotherapies, including T-Vec and other oncolytic immunotherapies in clinical trials;

- therapies aimed at activating innate immunity such as those targeting STING and TLRs;

- cancer vaccines including personalized vaccines and those targeting tumor neo-antigens; and

- cell-based therapies, such as CAR-T, T cell receptor-based, and NK cell therapies.

Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects, are easier to administer or are less expensive alone or in combination with other therapies than any products that we may develop alone or in combination with other therapies, especially if these get to market sooner than our products. These third parties also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

Our oncolytic product candidates, if and when marketed, will compete with a number of drugs that are currently marketed or in development that also target cancer but that utilize a different mechanism of action. To compete effectively with these agents, our product candidates will need to demonstrate advantages that lead to improved clinical efficacy and safety compared with these competitors. At the same time, however, we believe that our oncolytic product candidates, if and when ultimately marketed, would likely be used principally in combination with checkpoint blockade therapies in addition to existing cancer therapies, including surgery, chemotherapy, radiation therapy and other biological therapies such as antibodies targeting particular surface receptors. We therefore believe that our product candidates, if and when marketed, would largely complement rather than compete directly with these existing treatment options.

We do, however, expect to face direct and increasing competition from a number of companies that are also seeking to develop cancer therapies based on oncolytic viruses and other ways to prime the immune system, including neo-antigen vaccination. We believe that our ability to successfully compete will depend, among other things, on our ability to:

- expeditiously advance the development of our product candidates;

- design, enroll patients in and successfully complete appropriate clinical trials in a timely fashion;

- gain regulatory approval for our product candidates in their first indications as well as further indications;

- establish collaborations and partnerships for the development and marketing of our product candidates;

- commercialize our product candidates successfully, including demonstrating the safety and efficacy of our product candidates over currently approved therapies to physicians, insurers and third-party payors;

- secure sufficient coverage from insurers and other payors;

- secure, maintain and protect intellectual property rights based on our innovations; and

- manufacture or otherwise obtain and sell commercial quantities of future products to the market.

Manufacturing and suppliers

We have established an operations leadership team with what we believe is extensive experience in manufacturing biologics based on viruses, including oncolytic products and gene therapy products, and in the construction, validation, operation and approval of facilities for the manufacture and filling of complex biological products. Our team has already developed a robust and reproducible manufacturing process for our product candidates. We are also developing our product candidates for maximum practicality of use compared with some other oncolytic immunotherapies.

Traditionally, our third-party contract manufacturer in Europe has been responsible for the cGMP manufacture and filling of our product candidates for use in our clinical trials. We have established our raw material supply chain for our product candidates as part of the process of establishing and qualifying our own manufacturing facility and intend to enter into commercial supply, collaboration or similar agreements as needed to operate the in-house manufacturing of our product candidates for our clinical trials and, if approved, build commercial supply of our products.

Our approximately 63,000 square foot manufacturing facility in Framingham, Massachusetts is fully operational. We have completed the process of transferring the manufacturing of RP1, RP2 and RP3 from our third-party contract manufacturer. Comparability analysis of RP1, RP2 and RP3 produced at our Framingham facility with the contract manufacturer material used in our clinical studies is complete. The FDA and some European regulatory agencies have approved the use of material produced at Framingham in ongoing and future clinical trials. We plan to operate our in-house manufacturing facility in order to secure our product candidates for our ongoing and planned clinical studies and, if approved, commercial launch and supply. The facility has been designed to allow us to produce enough material to cover full global commercialization of all our current product candidates. The facility is intended to give us control over key aspects of the supply chain for our products and product candidates.

By establishing our own manufacturing facility, we aim to minimize or eliminate our reliance on contract manufacturing organizations, which typically have limited capacity at commercial scale and long-lead time to conduct manufacturing campaigns. We believe that having control over the whole manufacturing process will allow us to reduce cycle times and cost of goods for commercial production and to shorten overall timelines for new product candidates in our development pipeline, as well as help us to develop drug formulations or presentations to simplify distribution and/or administration of future oncolytic immunotherapies. We also believe that having a dedicated manufacturing facility will allow us to optimize commercial-scale processes and to ensure security of supply to support market launch and commercialization of our product candidates, if approved.

Sales and marketing

None of our product candidates have been approved for sale. If and when our product candidates receive marketing approval, we intend to commercialize them on our own in the United States and potentially with pharmaceutical or biotechnology partners in other geographies. In January 2023, we announced the strengthening of our executive team with the appointment of Christopher Sarchi as our Chief Commercial Officer and the appointment of Sushil Patel, Ph.D., previously Replimune's Chief Commercial Officer, to a newly created position of Chief Strategy Officer. Following these appointments, we have further built our in-house sales, marketing or commercialization capabilities with the addition of sales, marketing, trade and distribution, as well as other related expertise. Clinical data, the size of the opportunity for our product candidates, RP1, RP2 and RP3, and the size of the commercial infrastructure required will influence our commercialization plans and decision making.

Collaborations

BMS

In February 2018, we entered into a Clinical Trial Collaboration and Supply Agreement with BMS. Pursuant to the agreement, BMS is providing to us, at no cost, nivolumab, its anti-PD-1 therapy, for use in combination with RP1 in our ongoing Phase 1/2 clinical trial. Under the agreement, we will sponsor, fund and conduct the clinical trial in accordance with an agreed-upon protocol. BMS granted us a non-exclusive, non-transferrable, royalty-free license (with a right to sublicense) under its intellectual property to use nivolumab in the clinical trial and has agreed to supply nivolumab, at no cost to us, for use in the clinical trial. Both parties will own the study data produced in the clinical trial, other than study data related solely to nivolumab, which will belong solely to BMS, or study data related solely to RP1, which will belong solely to us. In January 2020, this agreement was expanded to cover an additional cohort of 125 patients with anti-PD-1 failed melanoma.

Unless earlier terminated, the agreement will remain in effect until (i) the completion of the clinical trial, (ii) all related clinical trial data have been delivered to both parties and (iii) the completion of any statistical analyses and bioanalyses contemplated by the clinical trial protocol or any analysis otherwise agreed upon by the parties. The agreement may be terminated by either party (x) in the event of an uncured material breach by the other party, (y) in the event the other party is insolvent or in bankruptcy proceedings or (z) for safety reasons. Upon termination, the licenses granted to us to use nivolumab in the clinical trial will terminate. The agreement contains representations, warranties, undertakings and indemnities customary for a transaction of this nature.

In April 2019, we entered into a separate agreement with BMS on terms similar to the terms set forth in the agreement described above, pursuant to which BMS will provide, at no cost to us, nivolumab for use in our Phase 1 clinical trial of RP2 in combination with nivolumab.

Regeneron

In May 2018, we entered into a Master Clinical Trial Collaboration and Supply Agreement with Regeneron. Pursuant to the agreement we agreed to undertake one or more clinical trials with Regeneron for the administration of our product candidates in combination with cemiplimab, an anti-PD-1 therapy developed by Regeneron, across multiple solid tumor types. The first of which, agreed in June 2018, is our ongoing Phase 2 clinical trial testing RP1 in combination with cemiplimab versus cemiplimab alone in patients with CSCC. Each clinical trial will be conducted pursuant to an agreed study plan which, among other things, will identify the name of the sponsor and which party will manage the particular study, and include the protocol, the budget and a schedule of clinical obligations. The first study plan related to the Phase 2 clinical trial in CSCC has been agreed.

Pursuant to the terms of the agreement, each party granted the other party a non-exclusive license of their respective intellectual property and agreed to contribute the necessary resources needed to fulfill their respective obligations, in each case, under the terms of agreed study plans. Development costs of a particular clinical trial will be split equally. In July 2022, Regeneron informed the Company that the costs of the study have reached the initial budget for the initial study plan of June 2018 and that Regeneron's reimbursement of CERPASS study costs to the Company have completed in the period ending June 30, 2022 in relation to the initial study budget. As a result of this notice from, and the ongoing communications with, Regeneron, we have not recorded any cost-sharing reimbursements from Regeneron in prepaid expenses and other current assets in the consolidated balance sheet or as an offset to research and development expense within the consolidated statement of operations since Regeneron informed us that Regeneron's reimbursement of CERPASS study costs have completed. The Company does not expect any further reimbursements from Regeneron related to the initial study plan of June 2018. The agreement contains representations, warranties, undertakings and indemnities customary for a transaction of this nature. The agreement also contains certain time-based covenants that restrict us from entering into a third-party arrangement with respect to the use of our product candidates in combination with an anti-PD-1 therapy and that restrict Regeneron from entering into a third-party arrangement with respect to the use of cemiplimab in combination with an HSV-1 virus, in each case, for the treatment of a tumor type that is the subject of a clinical trial to which the covenants apply. Unless otherwise mutually agreed in a future study plan, these covenants are only applicable to our ongoing Phase 2 clinical trial in CSCC.

The agreement may be terminated by either party if (i) there is no active study plan for which a final study report has not been completed and the parties have not entered into a study plan for an additional clinical trial within a period of time after the delivery of the most recent final study report or (ii) in the event of a material breach.

Roche

In December 2022, we announced entering into a Master Clinical Trial Collaboration and Supply Agreement with Roche in relation to our RP2 and RP3 programs in colorectal cancer, or CRC, and hepatocellular carcinoma, or HCC. Under the agreement, the companies will collaborate in 30 patient cohort signal finding studies in third-line, or 3L, CRC and in first- and second-line, or 1L and 2L, respectively, HCC. Under the terms of the agreement, the companies will share costs and Roche will supply its currently approved drugs, atezolizumab and bevacizumab for 2L HCC and 3L CRC combined with RP3. Roche will also supply atezolizumab and bevacizumab for 1L HCC combined with RP3, and for 3L CRC combined with RP2. We have retained the responsibility of operating the clinical trials as well as retaining all the rights to the development and commercialization of our product candidates. The agreement may be terminated by either party upon sixty (60) days prior written notice to the other party.

Regulatory matters

Government authorities in the United States, at the federal, state, and local level, and in other countries, extensively regulate, among other things, the research, development, testing, approval, manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, import, and export of biopharmaceutical products such as those we are developing. In addition, manufacturers of biopharmaceutical products participating in Medicaid and Medicare are required to comply with mandatory price reporting, discount, and rebate requirements. The processes for obtaining regulatory approvals in the United States and in foreign countries, along with compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources. Regulatory requirements are also continually evolving. By example, the FDA and governmental authorities in other countries have issued a growing body of guidance documents on various regulatory matters, including those specific to cell and gene therapy development.

FDA and EU regulation

In the United States, the FDA regulates biologics under the Federal Food, Drug, and Cosmetic Act, or FDCA, the Public Health Services Act, or PHSA, and their implementing regulations. The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

- completion of preclinical laboratory tests, animal studies, and formulation studies in compliance with good laboratory practice, or GLP, regulations;

- submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin at United States clinical trial sites;

- approval by an institutional review board, or IRB, for each clinical site, or centrally, before each trial may be initiated;

- performance of adequate and well-controlled human clinical trials to establish the safety, purity, and potency of the proposed product candidate for its intended use, performed in accordance with good clinical practices, or GCPs;

- development and maintenance of manufacturing processes to ensure the product candidate's identity, strength, quality, purity, and potency;

- preparation and submission to the FDA of a BLA;

- satisfactory completion of an FDA advisory committee review, if applicable;

- satisfactory completion of an FDA inspection or remote regulatory assessment of the manufacturing facility or facilities at which the products are produced to assess compliance with current good manufacturing practices, or cGMPs, and to assure that the facilities, methods, and controls are adequate to preserve the therapeutics' identity, strength, quality, purity, and potency as well as satisfactory completion of an FDA inspection or remote regulatory assessment of selected clinical sites and selected clinical investigators to determine GCP compliance; and

- FDA review and approval of the BLA to permit commercial marketing for particular indications for use.

The process in the European Union and other countries with developed regulatory regimes is broadly comparable.

Preclinical studies and IND submission

The testing and approval process of product candidates requires substantial time, effort, and financial resources. Satisfaction of the FDA's and other countries' regulatory authorities' pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease. Preclinical studies include laboratory evaluation of chemistry, pharmacology, toxicity, and product formulation, as well as animal studies to assess potential safety and efficacy. Such studies must generally be conducted in accordance with GLPs. Prior to commencing the first clinical trial at a United States or other country's investigational site with a product candidate, an IND sponsor must submit the results of the preclinical tests and preclinical literature, together with manufacturing information, analytical data, any available clinical data or literature, and proposed clinical study protocols among other things, to the FDA as part of an IND (or equivalent in other countries). Additional preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted.

An IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, notifies the applicant of safety concerns or questions related to one or more proposed clinical trials and places the trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during trials due to safety concerns or non-compliance. As a result, submission of an IND may not result in FDA authorization to commence a clinical trial. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development.

Clinical trials

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with federal regulations and GCP requirements, which include the requirements that all research subjects provide their informed consent in writing for their participation in any clinical trial, as well as review and approval of the study by an IRB. Investigators must also provide certain information to the clinical trial sponsors to allow the sponsors to make certain financial disclosures to the FDA. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the trial procedures, the parameters to be used in monitoring safety, the effectiveness criteria to be evaluated, and a statistical analysis plan. A protocol for each clinical trial, and any subsequent protocol amendments, must be submitted to the FDA as part of the IND. Sponsors will also be required to provide FDA with diversity action plans. In addition, an IRB at each study site participating in the clinical trial or a central IRB must review and approve the plan for any clinical trial, informed consent forms, and communications to study subjects before a study commences at that site. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits, and whether the planned human subject protections are adequate. The IRB must continue to oversee the clinical trial while it is being conducted. Special clinical trial ethical considerations also must be taken into account if a study involves children. Once an IND is in effect, each new clinical protocol and any amendments to the protocol must be added to the IND for FDA review and sent to the IRB for approval. If a product candidate is being investigated for multiple intended indications, separate INDs may also be required. Progress reports detailing the results of the clinical trials must also be submitted at least annually to the FDA and the IRB and more frequently if serious adverse events or other significant safety information is found.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements or if the trial poses an unexpected serious harm to subjects. The FDA or an IRB may also impose conditions on the conduct of a clinical trial. Clinical trial sponsors may also choose to discontinue clinical trials as a result of risks to subjects, a lack of favorable results, or changing business priorities.

Information about certain clinical trials, including a description of the study and study results, must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their clinicaltrials.gov website. Manufacturers or distributors of investigational products for the diagnosis, monitoring, or treatment of one or more serious diseases or conditions must also have a publicly available policy on evaluating and responding to requests for expanded access requests.

Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data monitoring committee, or DMC, that regularly reviews accumulated data and advises the study sponsor regarding the continuing safety of the trial. This group may also review interim data to assess the continuing validity and scientific merit of the clinical trial. This group receives special access to unblinded data during the clinical trial and may advise the sponsor to halt the clinical trial if it determined there is an unacceptable safety risk for subjects or on other grounds, such as no demonstration of efficacy.

Moreover, certain studies involving recombinant and synthetic nucleic acid molecules are subject to review by Institutional Biosafety Committees, or IBCs, under the National Institutes of Health Guidelines for Research Involving Recombinant or Synthetic Nucleic Acid Molecules.

The manufacture of investigational biologics for the conduct of human clinical trials is subject to cGMP requirements. Investigational biologics and active ingredients imported into the United States are also subject to regulation by the FDA. Further, the export of investigational products outside of the United States is subject to regulatory requirements of the receiving country as well as United States export requirements under the FDCA.

In general, for purposes of BLA approval, human clinical trials are typically conducted in three sequential phases, which may overlap, be divided, or be combined.

- Phase 1 — Trials are initially conducted in healthy human volunteers or subjects with the target disease or condition and test the product candidate for safety, dosage tolerance, structure-activity relationships, mechanism of action, absorption, metabolism, distribution, and excretion. If possible, Phase 1 trials may also be used to gain an initial indication of the activity of the product candidate.

- Phase 2 — Trials are conducted in limited subject populations with a specified disease or condition to evaluate the effectiveness of the product candidate for a particular indication or indications, identify optimal dosages, dosage tolerance and schedule, possible adverse effects and safety risks, and expanded evidence of safety.

- Phase 3 — These adequate and well controlled clinical trials are undertaken in expanded subject populations, generally at geographically dispersed clinical trial sites, to generate enough data to provide statistically significant evidence of clinical efficacy and safety of the product for approval, to establish the overall risk benefit profile of the product, and to provide adequate information for the labeling of the product. Typically, two Phase 3 trials are required by the FDA for product approval. Under some limited circumstances, however, approval may be based upon a single adequate and well-controlled clinical trial plus confirmatory evidence or a single large multicenter trial without confirmatory evidence.

Additional kinds of data may also help to support a BLA, such as patient experience data and real-world evidence. Real world evidence may also be used to assist in clinical trial design. For appropriate indications sought through supplemental BLAs, data summaries may provide marketing application support. For genetically targeted products and variant protein targeted products intended to address an unmet medical need in one or more patient subgroups with a serious or life threatening rare disease or condition, the FDA may allow a sponsor to rely upon data and information previously developed by the sponsor or for which the sponsor has a right of reference, that was submitted previously to support an approved application for a product that incorporates or utilizes the same or similar genetically targeted technology or a product that is the same or utilizes the same variant protein targeted drug as the product that is the subject of the application. More recently, a program was established whereby a platform technology that is incorporated within or utilized by an approved drug or biologic product may be designated as a platform technology, provided that certain conditions are met, in which case development and approval of subsequent products using such technology may be expedited.

Further, under certain circumstances, manufacturers and sponsors of investigational biopharmaceutical product candidates can provide access to the product candidates to certain qualifying patients outside of clinical trials. For instance, under the FDA's expanded access program, with FDA approval and subject to certain requirements, sponsors may provide access to product candidates to patients with serious or immediately life threatening diseases or conditions for which there is no comparable or satisfactory alternative therapy, provided that the potential patient benefit justifies the risks, the risks are not unreasonable in the context of the disease or condition to be treated, and the provision of the product candidate for the requested use will not interfere with clinical investigations. The specific expanded access criteria and requirements depend on the number of expanded access patients. Sponsors and investigators of expanded access programs must still comply with the FDA's clinical trial guidelines and are subject to subject protection regulations. Federal and state laws in the United States, referred to as right to try laws, also establish a separate mechanism through which certain patients with life threatening diseases or conditions, who have exhausted all approved treatment options and are unable to participate in a clinical trial, may request access to investigational product candidates that have completed a Phase 1 clinical trial. While certain criteria must be met for a patient to be eligible for access to product candidates under right to try laws, these laws do not require the FDA to approve the use of the product candidate and do not require compliance with the majority of the FDA's clinical trial regulations.

The FDA may also require, or companies may conduct, additional clinical trials for the same indication after a product is approved. These so-called Phase 4 trials may be made a condition to be satisfied after approval. The results of Phase 4 trials can confirm or refute the effectiveness of a product candidate and can provide important safety information.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, manufacturers must develop methods for testing the identity, strength, quality, potency, and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

In relation to the clinical trial in the United Kingdom and in so far as trials will be conducted in other countries with a view to obtaining a marketing authorization from the Medicines and Healthcare products Regulatory Agency, or MHRA, and the European Medicines Agency, there are broadly equivalent GLP, GCP, cGMP and ethical approval requirements. In the European Union, these rules are memorialized in the form of Regulations, which are directly enforceable in all EU member states or Directives, which may only be implemented nationally. However, enforcement of such rules is conducted by the regulatory authority in which the trial is carried out, which is the MHRA in the United Kingdom. With the full departure of the United Kingdom from the European Union in January 2021, the United Kingdom is not covered by the European Union Clinical Trial Regulation, in force since January 2022, which *inter alia* introduced a portal to streamline cross-border trial applications, and is instead subject to rules equivalent to the previous 2001 EU Clinical Trials Regulation.

Combination Products

Biologic products may be regulated as combination products if they are intended for use in conjunction with medical devices, such as a delivery device. In such cases, the use of the two products together (i.e., the biological product and the device) must be shown to be safe and effective for the proposed intended use, and, the labeling of the two products must reflect their combined use. In some cases, the device component may require a separate premarket submission; for example, when the device component is intended for use with multiple therapeutics. Sponsors of clinical studies using investigational devices are required to comply with FDA's investigational device exemption regulations. Once approved or cleared, the sponsor of the device component submission (or the combination product submission, if both components are covered by one premarket submission) would need to comply with FDA's post-market device requirements, including establishment registration, device listing, device labeling, unique device identifier, quality system regulations, medical device reporting, and reporting of corrections and removals. In the European Union there are specific quality requirements for drug-device combinations.

BLA submission, review by the FDA, and marketing approval

Assuming successful completion of the required clinical and preclinical testing, the results of product development, including chemistry, manufacture, and controls, non-clinical studies, and clinical trial results, including negative or ambiguous results as well as positive findings, are all submitted to the FDA, along with the proposed labeling, as part of a BLA requesting approval to market the product for one or more indications. In most cases, the submission of a BLA is subject to a substantial application user fee. These user fees must be paid at the time of the first submission of the application, even if the application is being submitted on a rolling basis. Fee waivers or reductions are available in certain circumstances. One basis for a waiver of the application user fee is if the applicant employs fewer than 500 employees, including employees of affiliates, the applicant does not have an approved marketing application for a product that has been introduced or delivered for introduction into interstate commerce, and the applicant, including its affiliates, is submitting its first marketing application.

In addition, under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA for a new active ingredient, indication, dosage form, dosage regimen, or route of administration, must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Also, under the FDA Reauthorization Act of 2017, for applications for product candidates intended for the treatment of adult cancer which are directed at molecular targets that the FDA determines to be substantially relevant to the growth or progression of pediatric cancer, in place of the PREA investigations, sponsors must submit, with the application, reports from molecularly targeted pediatric cancer investigations designed to yield clinically meaningful pediatric study data, using appropriate formulations, to inform potential pediatric labeling. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.

The FDA also may require submission of a REMS to ensure that the benefits of the biologic outweigh the risks. The REMS plan could include medication guides, physician communication plans, and elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools. An assessment of the REMS must also be conducted at set intervals. Following product approval, a REMS may also be required by the FDA if new safety information is discovered and the FDA determines that a REMS is necessary to ensure that the benefits of the biologic outweigh the risks.

Once the FDA receives an application, it has 60 days to review the BLA to determine if it is substantially complete to permit a substantive review before it accepts the application for filing. The FDA may request additional information rather than accept a BLA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review.

Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA has set the review goal of completing its review of 90% of all applications within ten months from the 60-day filing date for its initial review of a BLA. This review goal is referred to as the PDUFA date. The PDUFA date is only a goal, thus, the FDA does not always meet its PDUFA dates. The review process and the PDUFA date may also be extended if the FDA requests or the sponsor otherwise provides substantial additional information or clarification regarding the submission.

The FDA may also refer certain applications to an advisory committee. An advisory committee is typically a panel that includes clinicians and other experts, which review, evaluate, and make a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

The FDA reviews applications to determine, among other things, whether a product is safe, pure and potent and whether the manufacturing methods and controls are adequate to assure and preserve the product's identity, strength, quality, potency, and purity. Before approving a BLA, the FDA typically will inspect or conduct a remote regulatory assessment of the facility or facilities where the product is manufactured, referred to as a Pre-Approval Inspection. The FDA will not approve an application unless it determines that the manufacturing processes and facilities, including contract manufacturers and subcontractors, are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA the FDA will inspect or conduct a remote regulatory assessment of one or more clinical trial sites to assure compliance with GCPs.

After evaluating the BLA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a Complete Response Letter, or CRL. A CRL indicates that the review cycle of the application is complete and the application is not ready for approval, and describes all of the specific deficiencies that the FDA identified in the BLA. A CRL generally contains a statement of specific conditions that must be met in order to secure final approval of the BLA and may require additional clinical or preclinical testing in order for the FDA to reconsider the application. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. If a CRL is issued, the applicant may either: resubmit the BLA, addressing all of the deficiencies identified in the letter; withdraw the application; or request an opportunity for a hearing. The FDA has the goal of reviewing 90% of application resubmissions in either two or six months of the resubmission date, depending on the kind of resubmission. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA's satisfaction, the FDA may issue an approval letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications or populations for use of the product, require that contraindications, warnings, or precautions be included in the product labeling, including a boxed warning, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a product's safety and efficacy after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms under a REMS which can materially affect the potential market and profitability of the product. The FDA may also not approve label statements that are necessary for successful commercialization and marketing.

After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval. The FDA may also withdraw the product approval if compliance with the pre- and post-marketing regulatory standards are not maintained or if problems occur after the product reaches the marketplace. Further, should new safety information arise, additional testing, product labeling, or FDA notification may be required.

While there is no direct equivalent to the separate route for biologics, broadly equivalent requirements and controls similarly apply to the submission of pediatric testing and marketing authorization applications to the European Medicines Agency in the European Union and, post-approval, to the holding of such marketing authorizations, including conditionality.

Biosimilars and exclusivity

The Biologic Product Competition and Innovation Act, or BPCIA, created an abbreviated approval pathway for biological products shown to be "biosimilar to" or "interchangeable with" an FDA-licensed reference biological product. Biosimilarity sufficient to reference a prior FDA-approved product requires a high similarity to the reference product notwithstanding minor differences in clinically inactive components, and no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency. Biosimilarity must be shown through analytical studies, animal studies, and at least one clinical trial, absent a waiver by the FDA. There must be no difference between the reference product and a biosimilar in mechanism of action, conditions of use (though a biosimilar may be licensed for fewer indications than that of its reference product), route of administration, dosage form, and strength. A biosimilar product may be deemed interchangeable with a prior approved product if it meets the higher hurdle of demonstrating that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biosimilar and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. The FDA has issued a number of guidance documents outlining its approach for review and approval of biosimilars, including guidance documents on the demonstration of interchangeability and the licensure of biosimilar and interchangeable products for fewer than all of the reference product's licensed conditions of use.

A reference biologic is granted 12 years of exclusivity from the time of first licensure of the reference product, and no application for a biosimilar can be submitted for four years from the date of licensure of the reference product and not approved for another 8 years from the date of licensure of the reference product. However, certain changes and supplements to an approved BLA, and subsequent applications filed by the same sponsor, manufacturer, licensor, predecessor in interest, or other related entity do not qualify for the twelve-year exclusivity period. The PHSA also includes provisions to protect reference products that have patent protection. The biosimilar product sponsor and reference product sponsor may exchange certain patent and product information for the purpose of determining whether there should be a legal patent challenge. Based on the outcome of negotiations surrounding the exchanged information, the reference product sponsor may bring a patent infringement suit and injunction proceedings against the biosimilar product sponsor. The biosimilar applicant may also be able to bring an action for declaratory judgment concerning the patent.

The FDA maintains a publicly-available online database of licensed biological products, which is commonly referred to as the "Purple Book". The Purple Book lists product names, dates of licensure, and applicable periods of exclusivity. Further, pursuant to a statute to enable biological product patent transparency, the reference product sponsor must provide patent information and patent expiry dates to the FDA following the exchange of patent information between biosimilar and reference product sponsors. This information is then published in the Purple Book.

In the European Union there is a period of 10 years (or 11 years for significant new indications) of data exclusivity so that those seeking to market biosimilars cannot apply on an abridged basis for a marketing authorization for eight years from when the product was first marketed in the European Union and cannot place it on the market for 10 or 11 years from such first marketing although the European Union has proposed legislation reducing these exclusivity periods.

If approved, biologics may also be eligible for periods of United States patent term restoration. If granted, patent term restoration extends the patent life of a single unexpired patent, that has not previously been extended, for a maximum of five years. The total patent life with the extension also cannot exceed fourteen years from the product's approval date. Subject to the prior limitations, the period of the extension is calculated by adding half of the time from the effective date of an IND to the initial submission of a marketing application, and all of the time between the submission of the marketing application and its approval. This period may also be reduced by any time that the applicant did not act with due diligence.

In the European Union, a supplementary protection certificate, or SPC, can similarly extend a patent term for a maximum of five years. A further six-month additional extension is available if the SPC relates to a medicinal product for which data has been submitted according to a Pediatric Investigation Plan.

In an effort to increase competition in the biologic product marketplace, Congress, the executive branch, and FDA have taken certain legislative and regulatory steps. By way of example, measures have been proposed and implemented to facilitate product importation. Moreover, the 2020 Further Consolidated Appropriations Act included provisions requiring that sponsors of approved biologic products, including those subject to REMS, provide samples of the approved products to persons developing biosimilar products within specified timeframes, in sufficient quantities, and on commercially reasonable market-based terms. Failure to do so can subject the approved product sponsor to civil actions, penalties, and responsibility for attorney's fees and costs of the civil action.

Post-approval requirements

Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements related to manufacturing, recordkeeping, and reporting, including adverse experience reporting, deviation reporting, shortage reporting, risk management plans, supply chain security, and periodic reporting, product distribution, advertising, marketing, promotion, certain electronic records and signatures, and post-approval obligations imposed as a condition of approval, such as Phase 4 clinical trials, REMS, and surveillance to assess safety and effectiveness after commercialization.

After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA notice or review and approval. There also are continuing annual program user fee requirements for approved products. In addition, manufacturers and other entities involved in the manufacture and distribution of approved therapeutics are required to register their establishments with the FDA and certain state agencies, list their products, and are subject to periodic announced and unannounced inspections or remote regulatory assessment by the FDA and these state agencies for compliance with cGMP and other requirements, which impose certain procedural and documentation requirements upon sponsors and third-party manufacturers. Recently, the information that must be submitted to FDA regarding manufactured products was expanded through the Coronavirus Aid, Relief, and Economic Security, or CARES, Act to include the volume of drugs produced during the prior year. Manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals, require label modifications or request product recalls, among other actions, if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered. Many states also regulate the distribution of drug product samples and commercial product.

Changes to the manufacturing process are strictly regulated and often require prior FDA approval or notification before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and specifications and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor

15

may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

The FDA also strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. A company can make only those claims relating to safety and efficacy, purity, and potency that are approved by the FDA. Physicians, in their independent professional medical judgment, may prescribe legally available products for unapproved indications that are not described in the product's labeling and that differ from those tested and approved by the FDA. Biopharmaceutical companies, however, are required to promote their products only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including, but not limited to, criminal and civil penalties under the FDCA and False Claims Act, exclusion from participation in federal healthcare programs, mandatory compliance programs under corporate integrity agreements, suspension and debarment from government contracts, and refusal of orders under existing government contracts.

Moreover, the Drug Quality and Security Act imposes obligations on manufacturers of biopharmaceutical products related to product tracking and tracing. Among the requirements of this legislation, manufacturers are required to provide certain information regarding the products to individuals and entities to which product ownership is transferred, are required to label products with a product identifier, and are required to keep certain records regarding the product. The transfer of information to subsequent product owners by manufacturers is also required to be done electronically and will be required to be exchanged via an interoperable system at the package level by November 2023. Manufacturers must also verify that purchasers of the manufacturers' products are appropriately licensed. Further, under this legislation, manufactures have product investigation, quarantine, disposition, and notification responsibilities related to counterfeit, diverted, stolen, and intentionally adulterated products that would result in serious adverse health consequences or death to humans, as well as products that are the subject of fraudulent transactions or which are otherwise unfit for distribution such that they would be reasonably likely to result in serious health consequences or death. Similar requirements additionally are imposed through this legislation on other companies within the biopharmaceutical product supply chain, such as distributors and dispensers.

Adverse event reporting and submission of periodic reports, including annual reports and deviation reports, are required following FDA approval of a BLA. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in significant regulatory actions. Such actions may include refusal to approve pending applications, license suspension or revocation, imposition of a clinical hold or termination of clinical trials, warning letters, untitled letters, cyber letters, modification of promotional materials or labeling, provision of corrective information, imposition of post-market requirements including the need for additional testing, imposition of distribution or other restrictions under a REMS, product recalls, product seizures or detentions, refusal to allow imports or exports, total or partial suspension of production or distribution, FDA debarment, injunctions, fines, consent decrees, corporate integrity agreements, suspension and debarment from government contracts, refusal of orders under existing government contracts, exclusion from participation in federal and state healthcare programs, restitution, disgorgement, or civil or criminal penalties, including fines and imprisonment, and result in adverse publicity, among other adverse consequences.

The FDA post-approval requirements are continually evolving. For example, in March 2020, the U.S. Congress passed the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, which includes various provisions regarding FDA drug shortage and manufacturing volume reporting requirements, as well as provisions regarding supply chain security, such as risk management plan requirements, and the promotion of supply chain redundancy and domestic manufacturing. As part of the CARES Act implementation, the FDA issued guidance on the reporting of the volume of drugs produced, which reporting will require additional administrative efforts by drug manufacturers.

Broadly equivalent requirements, controls and sanctions similarly apply to supply, QA, manufacture, labelling, advertising, pharmacovigilance and tracing of medicinal products as imposed by European Union laws and enforced by European Union national regulatory authorities.

Additional controls for biologics

To help reduce the increased risk of the introduction of adventitious agents, the PHSA emphasizes the importance of manufacturing controls for products whose attributes cannot be precisely defined. The PHSA also provides authority to the FDA to immediately suspend licenses in situations where there exists a danger to public health, to prepare or procure products in the event of shortages and critical public health needs, and to authorize the creation and enforcement of regulations to prevent the introduction or spread of communicable diseases in the United States and between states.

After a BLA is approved, the product may also be subject to official lot release as a condition of approval. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for

16

distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing the results of all of the manufacturer's tests performed on the lot. The FDA may also perform certain confirmatory tests on lots of some products before releasing the lots for distribution by the manufacturer.

In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products. There are also a number of additional standards that apply to oncolytic virus products. The FDA has issued various applicable guidance documents on factors that the agency considers during product development including, but not limited to, preclinical assessments; chemistry manufacturing and controls; and long-term patient and clinical study subject follow up and regulatory reporting. In the European Union, while there is no direct equivalent to the separate route for biologics, the EMA issues scientific guidelines on biological medicinal products and the standard Common Technical Document structure is modified for biologicals and plasma-derived products.

Fraud and abuse, data privacy and security, and transparency laws and regulations

Our business activities, including but not limited to, research, sales, promotion, distribution, medical education, and other activities following product approval will be subject to regulation by numerous federal and state regulatory and law enforcement authorities in the United States in addition to the FDA, including potentially the Department of Justice, the Department of Health and Human Services and its various divisions, including the Centers for Medicare & Medicaid Services, or CMS and the Health Resources and Services Administration, the Department of Veterans Affairs, the Department of Defense, and state and local governments. Our business activities must comply with numerous healthcare laws, including but not limited to, anti-kickback and false claims laws and regulations as well as data privacy and security laws and regulations, which are described below, as well as state and federal consumer protection and unfair competition laws.

The federal Anti-Kickback Statute, which regulates, among other things, marketing practices, educational programs, pricing policies, and relationships with healthcare providers or other entities, prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting, or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or order, or the referral to another for the furnishing or arranging for the furnishing of any item or service reimbursable under Medicare, Medicaid, or other federal healthcare programs, in whole or in part. The term "remuneration" has been interpreted broadly to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between biopharmaceutical manufacturers on one hand and prescribers, purchasers, formulary managers, and beneficiaries on the other, as well as to free trial and starter prescriptions provided through pharmacies. There are certain statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. HHS recently promulgated a regulation that is effective in two phases. First, the regulation excludes from the definition of "remuneration" limited categories of (a) PBM rebates or other reductions in price to a plan sponsor under Medicare Part D or a Medicaid Managed Care Organization plan reflected in point-of sale reductions in price and (b) PBM service fees. Second, the regulation expressly provides that rebates to plan sponsors under Medicare Part D either directly to the plan sponsor under Medicare Part D, or indirectly through a pharmacy benefit manager will not be protected under the anti-kickback discount safe harbor. Recent legislation has delayed implementation of the aforementioned regulation until January 1, 2032. The exceptions and safe harbors are drawn narrowly, and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of the facts and circumstances. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, including purchases of products paid by federal healthcare programs, the statute has been violated. The ACA modified the intent requirement under the Anti-Kickback Statute to a stricter standard, such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the ACA also provided that a violation of the federal Anti-Kickback Statute is grounds for the government or a whistleblower to assert that a claim for payment of items or services resulting from such violation constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

The federal civil False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to, or approval by, the federal government, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or avoiding, decreasing, or concealing an obligation to pay money to the federal government. A claim includes "any request or demand" for money or property presented to the U.S. government. The civil False Claims Act has been used to assert liability on the basis of kickbacks and other improper referrals, improperly reported government pricing metrics such as Best Price or Average Manufacturer Price, improper use of Medicare provider or supplier numbers when detailing a provider of services, improper promotion of off-label uses not expressly approved by the FDA in a product's label, and allegations as to misrepresentations with respect to products, contract requirements and services rendered. In addition, private payers have filed follow-on lawsuits alleging fraudulent misrepresentation. Intent to deceive is not required to establish liability under the civil False Claims Act. Civil False Claims Act actions may be brought by the government or may be brought by private individuals on behalf of the government, called "qui tam" actions. If the government decides to intervene in a qui tam action and prevails in the lawsuit, the individual will share in the proceeds from any fines or settlement funds. If the government declines to intervene, the individual may pursue the case alone. The civil False Claims Act provides for treble damages and a civil penalty for each false claim, such as an invoice or pharmacy claim for reimbursement, which can aggregate into millions of dollars. For these reasons, since 2004, civil False Claims Act lawsuits against biopharmaceutical companies have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements, as much as $3.0 billion, regarding certain sales practices and promoting off label uses. Civil False Claims Act liability may further be imposed for known Medicare or Medicaid overpayments that are not refunded within 60 days of discovering the overpayment, even if the overpayment was not caused by a false or fraudulent act. In addition, conviction or civil judgment for violating the civil False Claims Act may result in exclusion from federal health care programs, suspension and debarment from government contracts, and refusal of orders under existing government contracts.

The government may further prosecute conduct constituting a false claim under the criminal False Claims Act. The criminal False Claims Act prohibits the making or presenting of a claim to the government knowing such claim to be false, fictitious, or fraudulent. Unlike the civil False Claims Act, the criminal False Claims Act requires proof of intent to submit a false claim.

The civil monetary penalties statute is another potential statute under which biopharmaceutical companies may be subject to enforcement. Among other things, the civil monetary penalties statute imposes fines against any person who is determined to have knowingly presented, or caused to be presented, claims to a federal healthcare program that the person knows, or should know, is for an item or service that was not provided as claimed or is false or fraudulent.

Payment or reimbursement of prescription therapeutics by Medicaid or Medicare requires manufacturers to submit certified pricing information to CMS. The Medicaid Drug Rebate statute requires manufacturers to calculate and report price points, which are used to determine Medicaid rebate payments shared between the states and the federal government and Medicaid payment rates for certain therapeutics. The Medicaid Drug Rebate statute also imposes inflation penalties, and recent legislative proposals have called for removal of caps limiting the magnitude of these penalties and the implementation of new inflation penalties applicable to the Medicare program. In addition to the Medicaid statutory rebate, states are authorized to negotiate supplemental rebates on pharmaceuticals included in their formularies. For therapeutics paid under Medicare Part B, manufacturers must also calculate and report their Average Sales Price, which is used to determine the Medicare Part B payment rate. For products approved under a BLA (including biosimilars), or an NDA, the Veterans Health Care Act, or VHCA, requires manufacturers to calculate and report to the Department Veterans Affairs, or VA, a different price called the Non-Federal Average Manufacturer Price, which is used to determine the maximum price that can be charged to certain federal agencies, referred to as the Federal Ceiling Price, or FCP. Like the Medicaid rebate amount, the FCP includes an inflation penalty. A Department of Defense regulation requires manufacturers to provide this discount on therapeutics dispensed by retail pharmacies when paid by the TRICARE Program. All of these price reporting requirements create risk of submitting false information to the government, and potential FCA liability.

The VHCA also requires manufacturers of covered therapeutics participating in the Medicaid program to enter into Federal Supply Schedule contracts with the VA through which their covered therapeutics must be sold to certain federal agencies at FCP. This necessitates compliance with applicable federal procurement laws and regulations, including submission of commercial sales and pricing information and certification of compliance with the Trade Agreements Act, and subjects us to contractual remedies as well as administrative, civil, and criminal sanctions. In addition, the VHCA requires manufacturers participating in Medicaid to agree to provide different mandatory discounts to certain Public Health Service grantees and other safety net hospitals and clinics under the 340B program based on the manufacturer's reported Medicaid pricing information. The 340B program has its own regulatory authority to impose sanctions for non-compliance and adjudicate overcharge claims against manufacturers by the purchasing entities.

The federal Health Insurance Portability and Accountability Act of 1996, as amended, or HIPAA, also created federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, a healthcare benefit program, regardless of whether the payor is public or private, in connection with the delivery or payment for health care benefits, knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense and knowingly and willfully falsifying, concealing, or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items, or services relating to healthcare matters.

Additionally, the ACA amended the intent requirement of certain of these criminal statutes under HIPAA so that a person or entity no longer needs to have actual knowledge of the statute, or the specific intent to violate it, to have committed a violation.

Under the federal Physician Payments Sunshine Act and its implementing regulations, manufacturers of biologics for which payment is available under Medicare, Medicaid, or the Children's Health Insurance Program (with certain exceptions) must make annual reports to CMS regarding payments and other transfers of value made to or at the request of covered recipients, such as, but not limited to, physicians, physician assistants, nurse practitioners, clinical nurse specialists, and certified registered nurse anesthetists and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family. Certain payments for clinical trials are included within the ambit of this law. CMS makes the reported information publicly available.

Further, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economics and Clinical Health Act, or HITECH Act, and its respective implementing regulations imposes requirements on covered entities relating to the privacy, security, and transmission of certain individually identifiable health information known as protected health information. Among other things, the HITECH Act, through its implementing regulations, makes HIPAA's security standards and certain privacy standards directly applicable to business associates, defined as a person or organization, other than a member of a covered entity's workforce, that creates, receives, maintains, or transmits protected health information on behalf of a covered entity for a function or activity regulated by HIPAA. The HITECH Act also strengthened the civil and criminal penalties that may be imposed against covered entities, business associates, and individuals, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney's fees and costs associated with pursuing federal civil actions. In addition, other federal and state laws, such as the California Consumer Privacy Act, may govern the privacy and security of health and other information in certain circumstances, many of which differ from each other in significant ways and may not be preempted by HIPAA, thus complicating compliance efforts.

Many states have also adopted laws similar to each of the above federal laws, which may be broader in scope and apply to items or services reimbursed by any third-party payor, including commercial insurers. Certain state laws also regulate manufacturers' use of prescriber-identifiable data. Certain states also require implementation of commercial compliance programs and compliance with the pharmaceutical industry's voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government, or otherwise restrict payments or the provision of other items of value that may be made to healthcare providers and other potential referral sources; impose restrictions on marketing practices; or require manufacturers to track and report information related to payments, gifts, and other items of value to physicians and other healthcare providers. Recently, states have enacted or are considering legislation intended to make drug prices more transparent and deter significant price increases. These laws may affect our future sales, marketing, and other promotional activities by imposing administrative and compliance burdens.

If our operations are found to be in violation of any of the laws or regulations described above or any other laws that apply to us, we may be subject penalties or other enforcement actions, including criminal and significant civil monetary penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, corporate integrity agreements, suspension and debarment from government contracts, and refusal of orders under existing government contracts, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals. In the European Union, the data privacy laws are generally perceived to be stricter than those which apply in the United States and include specific requirements for the transfer of personal data outside the European Union to the United States to ensure that European Union standards of data privacy will be applied to such data.

Coverage and reimbursement generally

The commercial success of our product candidates and our ability to commercialize any approved product candidates successfully will depend in part on the extent to which governmental payor programs at the federal and state levels, including Medicare and Medicaid, private health insurers, and other third-party payors, provide coverage for and establish adequate reimbursement levels for our product candidates. Government authorities, private health insurers, and other organizations generally decide which therapeutics they will pay for and establish reimbursement levels for healthcare. Medicare is a federally funded program managed by CMS through local fiscal intermediaries and carriers that administer coverage and reimbursement for certain healthcare items and services furnished to the elderly and disabled. Medicaid is an insurance program for certain categories of patients whose income and assets fall below state defined levels and who are otherwise uninsured that is both federally and state funded and managed by each state. The federal government sets general guidelines for Medicaid and each state creates specific regulations that govern its individual program, including supplemental rebate programs that restrict coverage to therapeutics on the state Preferred Drug List. Similarly, government laws and regulations establish the parameters for coverage of prescription therapeutics by health plans participating in state exchanges and Tricare, the health care program for military personnel, retirees, and related beneficiaries. Some states have also created pharmacy assistance programs for individuals who do not qualify for federal programs. In the United States, private health insurers and other third-party payors often provide reimbursement for products and services based on the level at which the government provides reimbursement through the Medicare or Medicaid programs for such products and services.

In the United States, the European Union, and other potentially significant markets for our product candidates, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which often has resulted in average selling prices lower than they would otherwise be and sometimes at or below the provider's acquisition cost. In the United States, it is also common for government and private health plans to use coverage determinations to leverage rebates from manufacturers in order to reduce the plans' net costs. These restrictions and limitations influence the purchase of healthcare services and products and lower the realization on manufacturers' sales of prescription therapeutics. Third-party payors are developing increasingly sophisticated methods of controlling healthcare costs. Third-party payors may limit coverage to specific therapeutic products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication or might impose high copayment amounts to influence patient choice. Third-party payors also control costs by requiring prior authorization or imposing other dispensing restrictions before covering certain products and by broadening therapeutic classes to increase competition. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. Absent clinical differentiators, third-party payors may treat products as therapeutically equivalent and base formulary decisions on net cost. To lower the prescription cost, manufacturers frequently rebate a portion of the prescription price to the third-party payors. Recently, purchasers and third-party payors have begun to focus on value of new therapeutics and sought agreements in which price is based on achievement of performance metrics.

Federal programs also impose price controls through mandatory ceiling prices on purchases by federal agencies and federally funded hospitals and clinics and mandatory rebates on retail pharmacy prescriptions paid by Medicaid and Tricare. These restrictions and limitations influence the purchase of healthcare services and products. Legislative proposals to reform healthcare or reduce costs under government programs may result in lower reimbursement for our product candidates or exclusion of our product candidates from coverage. In addition, government programs like Medicaid include substantial penalties for increasing commercial prices over the rate of inflation. All of these conditions can affect realization and return on investment.

Private payors often rely on the lead of the governmental payors in rendering coverage and reimbursement determinations. Therefore, achieving favorable CMS coverage and reimbursement is usually a significant gating issue for successful introduction of a new product. In addition, many government programs as a condition of participation mandate fixed discounts or rebates from manufacturers regardless of formulary position or utilization, and then rely on competition in the market to attain further price reductions, which can greatly reduce realization on the sale.

Further, the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the European Union will put additional pressure on product pricing, reimbursement, and utilization, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, competition within therapeutic classes, judicial decisions and governmental laws and regulations related to Medicare, Medicaid, and healthcare reform, biopharmaceutical coverage and reimbursement policies, and pricing in general. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Sales of our product candidates will therefore depend substantially, both domestically and abroad, on the extent to which the costs of our products will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, such as Medicare and Medicaid, private health insurers, and other third-party payors.

As a result of the above, we may need to conduct expensive pharmacoeconomic and/or health technology assessment studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA and EMA approvals. Our product candidates may not be considered medically necessary or cost-effective, or the rebate percentages required to secure coverage may not yield an adequate margin over cost.

Moreover, a payor's decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in therapeutic development. Legislative or regulatory proposals to reform healthcare or reduce costs under government insurance programs may result in lower reimbursement for our products and product candidates or exclusion of our products and product candidates from coverage. The cost containment measures that healthcare payors and providers are instituting and any healthcare reform could significantly reduce our revenues from the sale of any approved product candidates. We cannot provide any assurances that we will be able to obtain and maintain third-party coverage or adequate reimbursement for our product candidates in whole or in part.

The absence in Europe of any substantive harmonization of pricing and reimbursement regimes, including health technology assessment, means that separate negotiations will need to take place with the relevant authorities in each member state and may include a variety of risk share agreements with payors.

Healthcare reform measures

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals designed to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality, and expanding access. In the United States, the biopharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

For example, on November 27, 2020, CMS issued an interim final rule implementing a Most Favored Nation payment model under which reimbursement for certain Medicare Part B drugs and biologicals will be based on a price that reflects the lowest per capita Gross Domestic Product-adjusted (GDP-adjusted) price of any non-U.S. member country of the Organization for Economic Co-operation and Development (OECD) with a GDP per capita that is at least sixty percent of the U.S. GDP per capita. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. This rule has now been rescinded, but similar programs have been described in recent legislative proposals.

Moreover, the ACA broadened access to health insurance, attempts to reduce or constrain the growth of healthcare spending, enhanced remedies against fraud and abuse, added new transparency requirements for healthcare and health insurance industries, imposed new taxes and fees on the health care industry, and imposed additional health policy reforms. The law expanded the eligibility criteria and mandatory eligibility categories for Medicaid programs, thereby potentially increasing both the volume of sales and manufacturers' Medicaid rebate liability. The law also expanded the 340B discount program that mandates discounts to certain hospitals, community centers, and other qualifying providers, by expanding the categories of entities eligible to purchase under the program. In addition, the ACA authorized civil monetary penalties for violating 340B pricing requirements, and regulations implementing this authority became effective on January 1, 2019. The ACA revised the definition of "average manufacturer price", or AMP, for reporting purposes, which generally increased the amount of Medicaid rebates to states and created a separate AMP for certain categories of administered therapeutics provided in non-retail outpatient settings. The law additionally extended manufacturer's Medicaid rebate liability to covered therapeutics dispensed to patients enrolled in Medicaid managed care organizations and increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate program. The revisions to the AMP definition and Medicaid rebate formula can have the further effect of increasing the required 340B discounts. Further, the ACA required manufacturers of covered therapeutics to pay mandatory Medicare Part D coverage gap rebates, and the Bipartisan Budget Act of 2018, increased the required percentage to 70% of the pharmacy charge to Medicare Part D patients while they are in the coverage gap. Finally, the ACA imposes a significant annual fee on companies that manufacture or import branded prescription therapeutic products. Substantial new provisions affecting compliance have also been enacted through the ACA and otherwise, including the reporting of therapeutic sample distribution, which may require us to modify our business practices with healthcare practitioners. Although the ACA was recently amended to repeal the individual insurance mandate, and efforts to repeal and replace portions of the law may continue, it is likely that pressure on biopharmaceutical pricing, especially under the Medicare program, will continue, and may also increase our regulatory burdens and operating costs. Moreover, in the coming years, additional changes could be made to governmental healthcare programs that could significantly impact the success of our product candidates.

The cost of biopharmaceuticals continues to generate substantial governmental and third-party payor interest. We expect that the biopharmaceutical industry will experience pricing pressures due to the trend toward managed healthcare, the increasing influence of managed care organizations and additional legislative proposals. Our results of operations could be adversely affected by current and future healthcare reforms.

Some third-party payors also require pre-approval of coverage for new or innovative devices or therapies before they will reimburse healthcare providers that use such therapies. While we cannot predict whether any proposed cost-containment measures will be adopted or otherwise implemented in the future, the announcement or adoption of these proposals could have a material adverse effect on our ability to obtain adequate prices for our product candidates.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. The Budget Control Act of 2011, as amended, created the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee on Deficit Reduction did not achieve its targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation's automatic reductions to several government programs. These reductions include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year. The Bipartisan Budget Act of 2018 retained the federal budget "sequestration" Medicare payment reductions of 2%, at present that reduction has been extended through 2030. The American Taxpayer Relief Act of 2012 further reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These and other healthcare reform initiatives may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our financial operations. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could further limit the prices we are able to charge, or the amounts of reimbursement available, for our product candidates once they are approved. The Bipartisan Budget Act also extended Manufacturer responsibility for prescription costs in the Medicare Part D coverage gap to biosimilars, which had previously been exempt.

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party, or candidate or representatives of international organizations for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business or obtaining an improper advantage. The FCPA also obligates companies whose securities are listed in the United States to comply with books and records an accounting control provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. Activities that violate the FCPA, even if they occur wholly outside the United States, can result in criminal and civil fines, imprisonment, disgorgement, oversight by compliance monitors, and suspension and debarment from government contracts, and refusal of orders under existing government contracts.

Other foreign anti-corruption regimes are arguably of wider application. For instance, the U.K. Bribery Act 2010 applies to dealings with any decision maker whether in the private or public sector in a position of trust.

Background on certain of our target indications

Set forth below is a description of certain of the target indications we currently intend to pursue with our product candidates.

Cutaneous squamous cell carcinoma

CSCC is the second most common form of skin cancer and is estimated to be responsible for at least 7,000 deaths each year in the United States. It currently accounts for approximately 20% of all skin cancers in the U.S., with the number of newly diagnosed cases expected to rise annually. When CSCC invades deeper layers of the skin or adjacent tissues, it is categorized as locally advanced. Once it spreads to other distant parts of the body, it is considered metastatic. Cemiplimab was the first approved therapy in the United States for the treatment of locally advanced or metastatic CSCC and has subsequently been approved in the European Union and Australia.

Melanoma

Melanoma is a form of skin cancer characterized by the uncontrolled growth of pigment-producing cells (melanocytes) located in the skin. Metastatic melanoma is the deadliest form of the disease and occurs when cancer spreads beyond the surface of the skin to other organs. The incidence of melanoma has been increasing steadily for the last 30 years. In the United States, 91,270 new diagnoses of melanoma and more than 9,320 related deaths were estimated to have occurred in 2018. Globally, the World Health Organization estimates that by 2035, melanoma incidence will reach 424,102, with 94,308 related deaths. Melanoma is mostly curable when treated in its very early stages; however, survival rates are roughly halved if regional lymph nodes are involved.

Human capital

As of March 31, 2023, we employed 284 employees, all of which are full-time employees. Of the 284 employees, 242 are in research and development and 42 are in selling, general and administrative functions. We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective bargaining arrangements. We consider our employee relations to be good.

We believe that developing a diverse and inclusive culture is important to attracting and retaining the top talent necessary to deliver on our growth strategy. As such, we strive for, and are investing in, a work environment where our employees feel inspired and included. We continue to focus on extending our diversity and inclusion initiatives across our entire global workforce.

We focus on identifying, attracting, retaining and developing highly talented and motivated employees. Our equity and cash incentive plans are aligned to attract, retain and reward our employees through the granting of stock-based and cash-based compensation awards. We believe motivating our employees to perform at their highest level and take pride in achieving company goals increases stockholder value.

The well-being, health and safety of our employees are integral to the success of our business. Learning from and adapting to impacts from the COVID-19 outbreak, and in an ongoing effort to respect and protect the health and safety of our employees, we continue to monitor the pandemic's impact on office environments in general, assess our work-from-home, return-to-office, and other health and safety policies and, as applicable, follow local, state and federal guidelines.

Corporate information

We are a Delaware corporation organized in July 2017. Our principal executive offices are located at 500 Unicorn Park Drive, Suite 303, Woburn, MA 01801, and our telephone number is (781) 222-9600. Our website is www.replimune.com. Information that is contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report on Form 10-K, and you should not consider information on our website to be part of this Annual Report on Form 10-K.

Available information

We make available free of charge on the investor relations portion of our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements for our annual meetings of stockholders, and amendments to those reports, as soon as reasonably practicable after we file such material with, or furnish it to, the Securities and Exchange Commission, or SEC. These filings are available for download free of charge on the investor relations portion of our website located at https://ir.replimune.com. The SEC also maintains a website that contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is https://www.sec.gov.

Item 1A. Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including our audited consolidated financial statements and related notes and "Management's discussion and analysis of results of operations and financial condition." If any of the following risks are realized, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Summary of risk factors

Material risks that may affect our business, operating results and financial condition include, but are not necessarily limited to, those relating to:

- the timing, progress, and results of our preclinical studies and clinical trials for our product candidates, and the timing, scope or likelihood of regulatory filings and approvals for any of our product candidates;

- our ability to develop and advance any future product candidates based on our novel and proprietary RPx platform and successfully complete clinical trials;

- our ability to develop our product candidates for use in combination with other checkpoint blockade therapies, including anti-PD-1;

- our ability to successfully commercialize any product candidate for which we receive regulatory approval and our expectations regarding the size of the patient populations or the market acceptance of our product candidates if approved for commercial use;

- our ability to compete with other biopharmaceutical companies, biotechnology companies and other third parties and risks associated with such third parties developing or commercializing products more quickly or marketing them more successfully than us;

- negative developments in the field of immuno-oncology including clinical or commercial developments that may be attributed to our product candidates;

- our history of losses, the likelihood that we will continue to incur substantial and increasing net losses in the future, and the likelihood that we will require additional financing to achieve our goals;

- our intellectual property position, including the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates, claims others may make regarding rights in our intellectual property, and any potential infringement, misappropriation or other violation or alleged violation of any third-party intellectual property rights;

- our ability to successfully complete transfer of our product manufacturing to our in-house manufacturing facility from our contract manufacturers including comparability analysis and to qualify, obtain approval for, and maintain successful operation, approval and qualification of our in-house manufacturing operations;

- our ability to obtain and maintain sufficient quantities of raw material supplies to build or maintain our product candidate supplies or otherwise operate our in-house manufacturing facility;

- the costs of operating our in-house manufacturing facility and our reliance on third-party collaborators and clinical trial service providers, which may be single or of limited source;

- our compliance with domestic and foreign laws, rules and regulations and the consequences in the event that we fail to comply with such laws, rules and regulations;

- our ability to retain the continued service of our key professionals and to identify, hire and retain additional qualified professionals;

- our competitive position, and developments and projections relating to our competitors and our industry;

- our ability to access our existing cash, cash equivalents and investments due to conditions affecting the banking system and financial markets could have a material adverse effect on our business and financial condition;

- the impact of the COVID-19 coronavirus, or COVID-19, as a global pandemic and related public health issues, including potential material supplies and supply chain disruptions, hiring and retaining talent, and global or national economic impacts such as inflation; and

- the ongoing military conflict between Russia and Ukraine and the impact on the global economy and related governmental imposed sanctions and potential material supplies and supply chain disruptions and global or national economic impacts such as inflation.

Risks related to product development

Our product candidates are in the early stages of development, are not approved for commercial sale and might never receive regulatory approval or become commercially viable. We have never generated any revenue from product sales and may never be profitable.

All of our product candidates are in research or development. We have not generated any revenues from the sale of products and do not expect to do so for at least the next several years, if ever. Our lead product candidate, RP1, and any other product candidates will require extensive preclinical and/or clinical testing and regulatory approval prior to commercial use. Our research and development efforts may not be successful. Even if our clinical development efforts result in positive data, our product candidates may not receive regulatory approval or be successfully introduced and marketed at prices that would permit us to operate profitably.

We will not be able to commercialize our product candidates if our preclinical studies do not produce successful results and/or our clinical trials do not demonstrate the safety and efficacy of our product candidates.

Our product candidates are susceptible to the risks of failure inherent at any stage of product development, including the occurrence of unexpected or unacceptable adverse events or the failure to demonstrate efficacy in clinical trials. Clinical development is expensive and can take many years to complete, and its outcome is inherently uncertain.

The results of preclinical studies, preliminary study results, and early clinical trials of our product candidates may not be predictive of the results of later stage clinical trials. Our product candidates may not perform as we expect, may ultimately have a different or no impact on tumors, may have a different mechanism of action than we expect in humans, and may not ultimately prove to be safe and effective.

Preliminary and final results from preclinical studies and early stage trials, and trials in compounds that we believe are similar to ours, may not be representative of results that are found in larger, controlled, blinded, and longer-term studies. Product candidates may fail at any stage of preclinical or clinical development. Product candidates may fail to show the desired safety and efficacy traits even if they have progressed through preclinical studies or initial clinical trials. Preclinical studies and clinical trials may also reveal unfavorable product candidate characteristics, including safety concerns. A number of companies in the biopharmaceutical industry have suffered significant setbacks in clinical trials, notwithstanding promising results in earlier preclinical studies or clinical trials or promising mechanisms of action. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. Moreover, should there be an issue with the design of a clinical trial, our results may be impacted. We may not discover such a flaw until the clinical trial is at an advanced stage.

We may also experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

- the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials or be lost to follow-up at a higher rate than we anticipate, or may elect to participate in alternative clinical trials sponsored by our competitors with product candidates that treat the same indications as our product candidates;

- regulators or IRBs may not authorize us or our investigators to commence a clinical trial, conduct a clinical trial at a prospective trial site, or amend trial protocols, or may require that we modify or amend our clinical trial protocols;

- we may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites and/or contract research organizations, or CROs;

- clinical trials of our product candidates may produce negative or inconclusive results, or our studies may fail to reach the necessary level of statistical significance, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

- our third-party contractors may fail to comply with regulatory requirements or the clinical trial protocol, or meet their contractual obligations to us in a timely manner, or at all, or we may be required to engage in additional clinical trial site monitoring;

- we, regulators, or IRBs may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks, undesirable side effects, or other unexpected characteristics of the product candidate, or due to findings of undesirable effects caused by a chemically or mechanistically similar therapeutic or therapeutic candidate;

- changes in manufacturing facilities or the manufacturing process for our product candidates may impact how our product candidates perform in clinical trials;

- changes could be adopted in marketing approval policies during the development period, rendering our data insufficient to obtain marketing approval;

- statutes or regulations could be amended or new ones could be adopted;

- changes could be adopted in the regulatory review process for submitted product applications;

- the cost of clinical trials of our product candidates may be greater than we anticipate or we may have insufficient funds for a clinical trial or to pay the substantial user fees required by the FDA upon the filing of a BLA or equivalent authorizations from comparable foreign regulatory authorities;

- the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate or we may not be able to obtain them on favorable terms due to reasons, such as international trade policies and supply chain disruptions;

- we may decide, or regulators may require us, to conduct or gather, as applicable, additional clinical trials, analyses, reports, data, or preclinical trials, or we may abandon product development programs. For example, the FDA may determine that larger trials, Phase 3 trials, randomized and controlled clinical trials, or clinical trials designed to replicate results found in our registrational or pivotal trials are required before we may file a BLA or before the FDA will approve a marketing application;

- we may fail to reach an agreement with regulators or IRBs regarding the scope, design, or implementation of our clinical trials, and the FDA or comparable foreign regulatory authorities may require changes to our study designs that make further study impractical or not financially prudent;

- regulators may ultimately disagree with the design or our conduct of our preclinical studies or clinical trials, finding that they do not support product candidate approval;

- we may have delays in adding new investigators or clinical trial sites, or we may experience a withdrawal of clinical trial sites;

- patients that enroll in our studies may misrepresent their eligibility or may otherwise not comply with the clinical trial protocol, resulting in the need to drop the patients from the study or clinical trial, increase the needed enrollment size for the clinical trial or extend its duration;

- there may be regulatory questions or disagreements regarding interpretations of data and results;

- the FDA or comparable foreign regulatory authorities may disagree with our study design, including endpoints, or our interpretation of data from preclinical studies and clinical trials or find that a product candidate's benefits do not outweigh its safety risks;

- the FDA or comparable foreign regulatory authorities may not accept data from studies with clinical trial sites in foreign countries;

- the FDA or comparable foreign regulatory authorities may disagree with our intended indications;

- the FDA or comparable foreign regulatory authorities may fail to approve or subsequently find fault with the manufacturing, testing, comparability or quality processes or our manufacturing facilities for clinical and future commercial supplies;

- the data collected from our clinical trials, including our registration directed or registration intended trials may not be sufficient to the satisfaction of the FDA or comparable foreign regulatory authorities to support the submission of a BLA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

- the FDA may decide that our intended pathways, including accelerated approval, are not appropriate for any of our product candidates, requiring that we conduct additional studies. For example, in recent years the accelerated approval pathway has come under significant FDA and public scrutiny. Accordingly, depending on the results of our studies, the FDA may be more conservative in granting accelerated approval or, if granted, may be more apt to withdrawal approval if clinical benefit is not confirmed. Even if accelerated approval is granted, payors, including governmental payors, may be less welling to provide sufficient reimbursement for products approved via accelerated approval. Moreover, accelerated approval is an evolving area, as evidenced by recent legislative changes to the program, including requirements that by the date of approval of an accelerated approval product, the FDA must specify the conditions for the required post approval studies, explicit authorization for the FDA to require that the confirmatory phase 4 studies be commenced prior to the FDA granting a product accelerated approval, a requirement for the submission of progress reports on phase 4 studies, and statutorily specified streamlined withdrawal procedures if phase 4 studies do not confirm efficacy and penalties for failing to conduct the required phase 4 confirmatory studies, failing to conduct such studies with due diligence, as well as failing to submit the required update reports;

- the FDA or comparable foreign regulatory authorities may take longer than we anticipate to make a decision on our product candidates or necessary inspections before an approval can be issued may be delayed; and

- we may not be able to demonstrate that a product candidate provides an advantage over current standards of care or current or future competitive therapies in development.

For example, in February 2023, we received a response from the FDA following submission of our draft statistical analysis plan in September 2022, which raised a number of points and recommendations requiring further discussion. As previously reported, we met with the FDA in the first quarter of 2023 and discussed the rationale for the changes to the study design we made in 2020 reducing the study size from 240 to 180 patients and adding CR as a dual independent primary endpoint (the study subsequently over enrolled with 211 patients randomized, as reported in November 2022). While no changes were made to the protocol as a result of the meeting, the FDA reiterated that the data would need to demonstrate an overall clinically meaningful benefit based on the totality of the data.

Our development costs will also increase if we experience delays in testing or approvals, and we may not have sufficient funding to complete the testing and approval process for any of our product candidates. We will be required to obtain additional funds to complete clinical trials and prepare for possible commercialization of our product candidates. We do not know whether any preclinical tests or clinical trials beyond what we currently have planned will be required, will begin as planned, will need to be restructured, or will be completed on schedule, or at all. Significant delays relating to any preclinical or clinical trials also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates and may harm our business and results of operations. In addition, many of the factors that cause, or lead to, delays in clinical trials may ultimately lead to the denial of marketing approval of any of our product candidates. If any of these occur, our business, financial condition, results of operations, stock price and prospects may be materially harmed.

Topline data may not accurately reflect the complete results of a particular study or trial.

We may publicly disclose topline or interim data from time to time, which is based on a preliminary analysis of then-available efficacy and safety data which are based on preliminary analysis of key efficacy and safety data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimations, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular drug candidate or drug and our company in general. In addition, the information we may publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular drug, drug candidate or our business. If the topline data that we report differ from a future analysis of results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for and commercialize our product candidates, our business, operating results, prospects or financial condition may be harmed.

We anticipate that our product candidates will be used in combination with third-party drugs, some of which are still in development, and we have limited or no control over the supply, regulatory status, or regulatory approval of such drugs.

Our product candidates may be administered in combination with checkpoint blockade drugs, a class of drugs that are intended to stop tumor cells from "switching off" an immune system attack against themselves. We have entered into agreements with BMS for the supply of nivolumab, its anti-PD-1 therapy, for use in connection with our ongoing IGNYTE Phase 1/2 trials with RP1, our Phase 1/2 clinical trial with RP2 and our Phase 1 and Phase 2 clinical trials with RP3 where we decide to use nivolumab. We have also entered into a clinical collaboration agreement with Regeneron, which includes the supply of cemiplimab, its anti-PD-1 therapy, for clinical trials conducted thereunder. Additionally, our signal finding studies in HCC and CRC are being developed in combination with atezolizumab and bevacizumab under a supply and cost share clinical collaboration arrangement with Roche. We are using cemiplimab in the CERPASS trial, our first planned clinical trial under the Regeneron agreement. We may enter into additional agreements for the supply of anti-PD-1 products for use in combination with and for the continued development of one or more of our product candidates. Our ability to develop and ultimately commercialize our product candidates used in combination with nivolumab, cemiplimab, atezolizumab, bevacizumab or any other checkpoint blockade therapy will depend on our ability to access such drugs on commercially reasonable terms for the clinical trials and their availability for use with the commercialized product, if approved. We cannot be certain that current or potential future commercial relationships will provide us with a steady supply of such drugs on commercially reasonable terms or at all.

Any failure to maintain or enter into new successful commercial relationships, or the expense of purchasing checkpoint blockade therapies in the market, may delay our development timelines, increase our costs and jeopardize our ability to develop

27

our product candidates as commercially viable therapies. If any of these occur, our business, financial condition, results of operations, stock price and prospects may be materially harmed.

Moreover, the development of our product candidates for use in combination with another product or product candidate may present challenges that are not faced for single agent product candidates. While we have opened a clinical trial for use of RP1 as a monotherapy, we are generally developing RP1 and our other product candidates for use in combination with anti-PD-1 or potentially anti-PD(L)-1 therapies and may develop RP1 or our other product candidates for use with other therapies. Although we intend our IGNYTE anti-PD-1 failed melanoma cohort and our CERPASS trial to be registration directed, the FDA may require us to use more complex clinical trial designs in order to evaluate the contribution of each product and product candidate to any observed effects. It is possible that the results of these trials could show that any positive previous trial results are attributable to the therapy with which our products were combined and not our product candidates. Moreover, following product approval, the FDA may require that products used in conjunction with each other be cross-labeled for combined use. To the extent that we do not have rights to the other product, this may require us to work with a third party to satisfy such a requirement. Moreover, developments related to the other product may impact our clinical trials for the combination as well as our commercial prospects should we receive marketing approval. Such developments may include changes to the other product's safety or efficacy profile, changes to the availability of the approved product, and changes to the standard of care.

In the event that BMS, Regeneron, Roche or any future collaborator or supplier cannot continue to supply their products on commercially reasonable terms or at all, we would need to identify alternatives for accessing an anti-PD-1 therapy. Additionally, should the supply of products from BMS, Regeneron or any future collaborator or supplier be interrupted, delayed or otherwise be unavailable to us, our clinical trials may be delayed, interrupted or halted. In the event we are unable to source a supply of an acceptable alternative anti-PD-1 therapy, or are unable to do so on commercially reasonable terms, our business, financial condition, results of operations, stock price and prospects may be materially harmed.

An underlying problem with our proprietary RPx platform would adversely affect our business and may require us to discontinue development of product candidates based on the same or similar therapeutic approaches.

We have invested, and we expect to continue to invest, significant efforts and financial resources in the development of product candidates based on our RPx platform. Our ability to generate any revenues from the sale of our product candidates will depend heavily on the successful development, regulatory approval and commercialization of one or more of these product candidates using our RPx platform. Since all of the product candidates in our current pipeline are based on our proprietary RPx platform, if any of our product candidates fail in development as a result of any underlying problem with our proprietary RPx platform, then we may be required to discontinue development of all product candidates that are based on our RPx platform. If we were required to discontinue development of our product candidates that are based on our RPx platform, or if any of them were to fail to receive regulatory approval or achieve sufficient market acceptance, we could be prevented from or significantly delayed in achieving profitability. We can provide no assurance that we would be successful at developing other product candidates based on an alternative therapeutic approach from our RPx platform.

If we fail to develop additional product candidates, our commercial opportunity could be limited.

Our lead product candidate is RP1. A key part of our strategy is to pursue clinical development of RP1 and additional product candidates, including RP2 and RP3. Developing, obtaining marketing approval for, and commercializing additional product candidates will require substantial additional funding and will be subject to the risks of failure inherent in medical product development. We cannot assure our shareholders that we will be able to successfully advance any of these additional product candidates through the development process.

Even if we obtain approval from the FDA or comparable foreign regulatory authorities to market additional product candidates for the treatment of solid tumors, we cannot assure our shareholders that any such product candidates will be successfully commercialized, widely accepted in the marketplace, or more effective than other commercially available alternatives. If we are unable to successfully develop and commercialize additional product candidates, our commercial opportunity may be limited and our business, financial condition, results of operations, stock price and prospects may be materially harmed.

Risks related to regulatory approval

Even if our development efforts are successful, we may not obtain regulatory approval for any of our product candidates in the United States or other jurisdictions, which would prevent us from commercializing our product candidates. Even if we obtain regulatory approval for our product candidates, any such approval may be subject to limitations, including with

respect to the approved indications or patient populations, which could impair our ability to successfully commercialize our product candidates.

We are not permitted to market or promote or sell any of our product candidates before we receive regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate's safety and efficacy for that indication. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection or remote regulatory assessment of manufacturing facilities and clinical trial sites by, the regulatory authorities. If we do not receive approval from the FDA and comparable foreign regulatory authorities for any of our product candidates, we will not be able to commercialize such product candidates in the United States or in other jurisdictions. If significant delays in obtaining approval for and commercializing our product candidates occur in any jurisdiction, our business, financial condition, results of operations, stock price and prospects will be materially harmed. Even if our product candidates are approved, they may:

- be subject to limitations on the indicated uses or patient populations for which they may be marketed, distribution restrictions, or other conditions of approval;

- contain significant safety warnings, including boxed warnings, contraindications, and precautions;

- not be approved with label statements necessary or desirable for successful commercialization; or

- contain requirements for costly post-market testing and surveillance, or other requirements, including the submission of a REMS to monitor the safety or efficacy of the products.

We have not previously submitted a BLA to the FDA, or a similar marketing application to comparable foreign regulatory authorities, for any product candidate, and we can provide no assurance that we will ultimately be successful in obtaining regulatory approval for claims that are necessary or desirable for successful marketing, or at all.

The regulatory approval processes of the FDA and comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable. If we are not able to obtain, or experience delays in obtaining, required regulatory approvals, we will not be able to commercialize our product candidates as expected, and our ability to generate revenue may be materially impaired.

The time required to obtain approval by the FDA and comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and may vary among jurisdictions and there may be varying interpretations of data obtained from preclinical studies or clinical trials, any of which may cause delays or limitations in the approval or a decision not to approve an application. These regulatory requirements may require us to amend our clinical trial protocols, conduct additional preclinical studies or clinical trials that may require regulatory or IRB approval, or otherwise cause delays in the approval or rejection of an application. For example, in February 2023, we received a response from the FDA following submission of our draft statistical analysis plan in September 2022, which raised a number of points and recommendations requiring further discussion. As previously reported, we met with the FDA in the first quarter of 2023 and discussed the rationale for the changes to the study design we made in 2020 reducing the study size from 240 to 180 patients and adding CR as a dual independent primary endpoint (the study subsequently over enrolled with 211 patients randomized, as reported in November 2022). While no changes were made to the protocol as a result of the meeting, the FDA reiterated that the data would need to demonstrate an overall clinically meaningful benefit based on the totality of the data. Any delay in obtaining or failure to obtain required approvals could materially adversely affect our ability to generate revenue from the particular product candidate, which may materially harm our business, financial condition, results of operations, stock price and prospects.

If we experience delays in obtaining approval, if we fail to obtain approval of a product candidate or if the label for a product candidate does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate, the commercial prospects for such product candidate may be harmed and our ability to generate revenues from that product candidate may be materially impaired.

The FDA or a comparable foreign regulatory authority may determine that our product candidates have undesirable side effects that could delay or prevent their regulatory approval or commercialization.

There can be no assurance that undesirable side effects or serious adverse events will not be caused by or associated with RP1 or our other product candidates as they continue through or enter clinical development. Serious adverse events or undesirable side effects caused by our product candidates could cause us, IRBs, and other reviewing entities or regulatory authorities to interrupt, delay, or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. For example, if concerns are raised regarding the safety of a new therapeutic as a result of undesirable side effects identified during clinical or preclinical testing, the FDA or comparable foreign regulatory authority may order us to cease further development, decline to approve the product candidate or issue a letter requesting additional data or information prior to making a final decision regarding whether or not to approve the product candidate. The FDA or comparable foreign regulatory authorities, or IRBs and other reviewing entities, may also require, or we may voluntarily develop, strategies for managing adverse events during clinical development, which could include restrictions on our enrollment criteria, the use of stopping criteria, adjustments to a study's design, or the monitoring of safety data by a data monitoring committee, among other strategies. The FDA or comparable foreign regulatory authority requests for additional data or information could also result in substantial delays in the approval of our product candidates.

Undesirable side effects caused by any of our product candidates could also result in denial of regulatory approval by the FDA or comparable foreign regulatory authorities for any or all targeted indications or the inclusion of unfavorable information in our product labeling, such as limitations on the indicated uses for which the products may be marketed or distributed, a label with significant safety warnings, including boxed warnings, contraindications, and precautions, a label without statements necessary or desirable for successful commercialization, or may result in requirements for costly post-marketing testing and surveillance, or other requirements, including REMS, to monitor the safety or efficacy of the products, and in turn prevent us from commercializing and generating revenues from the sale of our product candidates. Undesirable side effects may limit the potential market for any approved products or could result in the discontinuation of the sales and marketing of the product, or withdrawal of product approvals. Later discovered undesirable side effects may further result in the imposition of a REMS, label revisions, post approval study requirements, or other testing and surveillance.

If any of our product candidates is associated with serious adverse events or undesirable side effects or have properties that are unexpected, we may need to abandon development or limit development of that product candidate to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk/benefit perspective. The therapeutic-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may materially harm our business, financial condition, results of operations, stock price and prospects.

Changes in product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates are developed through preclinical studies to later stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, facilities, equipment and formulation, are altered along the way in an effort to optimize processes and results. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. Such changes may also require additional testing, or notification to, or approval by the FDA or a comparable foreign regulatory authority. This could delay completion of clinical trials, require the conduct of bridging clinical trials or studies, require the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and/or jeopardize our ability to commence product sales and generate revenue.

Regulatory approval by the FDA or comparable foreign regulatory authorities is limited to those specific indications and conditions for which approval has been granted, and we may be subject to substantial fines, criminal penalties, injunctions, or other enforcement actions if we are determined to be promoting the use of our products for unapproved or "off label" uses, resulting in damage to our reputation and business.

We must comply with requirements concerning advertising and promotion for any product candidates for which we obtain marketing approval. Promotional communications with respect to therapeutics are subject to a variety of legal and regulatory restrictions and continuing review by the FDA, Department of Justice, Department of Health and Human Services' Office of Inspector General, state attorneys general, members of Congress, and the public. When the FDA or comparable foreign regulatory authorities issue regulatory approval for a product candidate, the regulatory approval is limited to those specific uses and indications for which a product is approved. If we are not able to obtain FDA approval for desired uses or indications for our product candidates, we may not market or promote them for those indications and uses, referred to as off label uses, and our business, financial condition, results of operations, stock price and prospects may be materially harmed. We also must sufficiently substantiate any claims that we make for our products, including claims comparing our products to other companies' products, and must abide by the FDA's strict requirements regarding the content of promotion and advertising.

While physicians may choose to prescribe products for uses that are not described in the product's labeling and for uses that differ from those tested in clinical trials and approved by the regulatory authorities, we are prohibited from marketing and promoting the products for indications and uses that are not specifically approved by the FDA. These off label uses are common across medical specialties and may constitute an appropriate treatment for some patients in varied circumstances. Regulatory authorities in the United States generally do not restrict or regulate the behavior of physicians in their choice of treatment within the practice of medicine. Regulatory authorities do, however, restrict communications by biopharmaceutical companies concerning off label use.

If we are found to have impermissibly promoted any of our product candidates, we may become subject to significant liability and government fines. The FDA and other agencies actively enforce the laws and regulations regarding product promotion, particularly those prohibiting the promotion of off label uses, and a company that is found to have improperly promoted a product may be subject to significant sanctions. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

In the United States, engaging in the impermissible promotion of our products, following approval, for off label uses can also subject us to false claims and other litigation under federal and state statutes. These include fraud and abuse and consumer protection laws, which can lead to civil and criminal penalties and fines and agreements with governmental authorities that materially restrict the manner in which we promote or distribute therapeutic products and conduct our business. These restrictions could include corporate integrity agreements, suspension or exclusion from participation in federal and state healthcare programs, and suspension and debarment from government contracts and refusal of orders under existing government contracts. These False Claims Act lawsuits against manufacturers of drugs and biologics have increased significantly in volume and breadth. In addition, False Claims Act lawsuits may expose manufacturers to follow-on claims by private payers based on fraudulent marketing practices. This growth in litigation has increased the risk that a biopharmaceutical company will have to defend a false claim action, pay settlement fines or restitution, as well as criminal and civil penalties, agree to comply with burdensome reporting and compliance obligations, and be excluded from Medicare, Medicaid, or other federal and state healthcare programs. If we do not lawfully promote our approved products, if any, we may become subject to such litigation and, if we do not successfully defend against such actions, those actions may have a material adverse effect on our business, financial condition, results of operations, stock price and prospects.

In the United States, the promotion of biopharmaceutical products is subject to additional FDA requirements and restrictions on promotional statements. If after one or more of our product candidates obtains marketing approval the FDA determines that our promotional activities violate its regulations and policies pertaining to product promotion, it could request that we modify our promotional materials or subject us to regulatory or other enforcement actions, including issuance of warning letters or untitled letters, suspension or withdrawal of an approved product from the market, requests for recalls, payment of civil fines, disgorgement of money, imposition of operating restrictions, injunctions or criminal prosecution, and other enforcement actions. Similarly, industry codes in foreign jurisdictions may prohibit companies from engaging in certain promotional activities and regulatory agencies in various countries may enforce violations of such codes with civil penalties. If we become subject to regulatory and enforcement actions our business, financial condition, results of operations, stock price and prospects will be materially harmed.

Even if our product candidates receive regulatory approval, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense and limit how we manufacture and market our products.

Any product candidate for which we obtain marketing approval will be subject to extensive and ongoing requirements of and review by the FDA and comparable foreign regulatory authorities, including requirements related to the manufacturing processes, post approval clinical data, labeling, packaging, distribution, adverse event reporting, shortage reporting, risk management plans, supply chain security, storage, recordkeeping, export, import, advertising, marketing, and promotional activities for such product. These requirements further include submissions of safety and other post-marketing information, including manufacturing deviations and reports, registration and listing requirements, the payment of annual fees, continued compliance with current Good Manufacturing Practice, or cGMP, requirements relating to manufacturing, quality control, quality assurance, and corresponding maintenance of records and documents, and good clinical practices, or GCPs, for any clinical trials that we conduct post approval.

The FDA and comparable foreign regulatory authorities will continue to closely monitor the safety profile of any product even after approval. If the FDA or comparable foreign regulatory authorities become aware of new safety information after approval of any of our product candidates, they may withdraw approval, issue public safety alerts, require labeling changes or establishment of a REMS or similar strategy, impose significant restrictions on a product's indicated uses or marketing, or impose ongoing requirements for potentially costly post approval studies or post-market surveillance. Any such restrictions could limit sales of the product.

We and any of our suppliers or collaborators, including our contract manufacturers, could be subject to periodic unannounced inspections or remote regulatory assessments by the FDA to monitor and ensure compliance with cGMPs and other FDA regulatory requirements. Application holders must further notify the FDA, and depending on the nature of the change, obtain FDA preapproval for product and manufacturing changes.

In addition, later discovery of previously unknown adverse events or that the product is less effective than previously thought or other problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements both before and after approval, may yield various negative results, including:

- restrictions on manufacturing, distribution, or marketing of such products;

- restrictions on the labeling, including required additional warnings, such as black boxed warnings, contraindications, precautions, and restrictions on the approved indication or use;

- modifications to promotional pieces;

- issuance of corrective information;

- requirements to conduct post-marketing studies or other clinical trials;

- clinical holds or termination of clinical trials;

- requirements to establish or modify a REMS or similar strategy;

- changes to the way the product candidate is administered;

- liability for harm caused to patients or subjects;

- reputational harm;

- the product becoming less competitive;

- warning, untitled, or cyber letters;

- suspension of marketing or withdrawal of the products from the market;

- regulatory authority issuance of safety alerts, Dear Healthcare Provider letters, press releases, or other communications containing warnings or other safety information about the product candidate;

- refusal to approve pending applications or supplements to approved applications that we submit;

- recalls of products;

- fines, restitution or disgorgement of profits or revenues;

- suspension or withdrawal of marketing approvals;

- refusal to permit the import or export of our products;

- product seizure or detention;

- FDA debarment, suspension and debarment from government contracts, and refusal of orders under existing government contracts, exclusion from federal healthcare programs, consent decrees, or corporate integrity agreements; or

- injunctions or the imposition of civil or criminal penalties, including imprisonment.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, or could substantially increase the costs and expenses of commercializing such product, which in turn could delay or prevent us from generating significant revenues from its marketing and sale. Any of these events could further have other material and adverse effects on our operations and business and could adversely impact our business, financial condition, results of operations, stock price and prospects.

The FDA's policies or those of comparable foreign regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates, limit the marketability of our product candidates, or impose additional regulatory obligations on us. Changes in medical practice and standard of care may also impact the marketability of our product candidates.

If we are slow or unable to adapt to changes in existing requirements, standards of care, or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and be subject to regulatory enforcement action.

Should any of the above actions take place, we could be prevented from or significantly delayed in achieving profitability. Further, the cost of compliance with post approval regulations may have a negative effect on our operations and business and could adversely impact our business, financial condition, results of operations, stock price and prospects.

We conduct clinical trials for product candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials.

We currently conduct clinical trials outside the United States. The acceptance by the FDA or comparable foreign regulatory authority of study data from clinical trials conducted outside the United States or another jurisdiction may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such as inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA's clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in product candidates that we may develop not receiving approval or clearance for commercialization in the applicable jurisdiction.

Obtaining and maintaining marketing approval for our product candidates in one jurisdiction would not mean that we will be successful in obtaining marketing approval of that product candidate in other jurisdictions, which could prevent us from marketing our products internationally.

Obtaining and maintaining marketing approval of our product candidates in one jurisdiction would not guarantee that we will be able to obtain or maintain marketing approval in any other jurisdiction, while a failure or delay in obtaining marketing approval in one jurisdiction may have a negative effect on the marketing approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable foreign regulatory authorities must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from and, in some cases, greater than, those in the United States, including additional preclinical studies or clinical trials, as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval. Additionally, with the full departure of the United Kingdom from the European Union in January 2021, commonly referred to as Brexit, there is continuing regulatory uncertainty. Since a significant proportion of the regulatory framework in the United Kingdom is derived from European Union directives and regulations, and the degree to which the United Kingdom and European Union regulatory regimes align or diverge could materially impact the execution of our clinical trials or approval of our product candidates in the United Kingdom or the European Union.

Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign marketing approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed. If we obtain approval for any product candidate and ultimately commercialize that product in foreign markets, we would be subject to additional risks and uncertainties, including the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements and the reduced protection of intellectual property rights in some foreign countries.

Risks related to commercialization

If we are unable to successfully commercialize any product candidate for which we receive regulatory approval, or experience significant delays in doing so, our business will be materially harmed.

If we are successful in obtaining marketing approval from applicable regulatory authorities for RP1 or any of our other product candidates, our ability to generate revenues from our product candidates will depend on our success in:

- launching commercial sales of our product candidates, whether alone or in collaboration with others;

- receiving an approved label with claims that are necessary or desirable for successful marketing, and that does not contain safety or other limitations that would impede our ability to market the product candidates;

- creating market demand for our product candidates through marketing, sales and promotion activities;

- hiring, training, and deploying a sales force or contracting with third parties to commercialize product candidates in the United States;

- manufacturing product candidates in sufficient quantities and at acceptable quality and cost to meet commercial demand at launch and thereafter;

- establishing and maintaining agreements with wholesalers, distributors, and group purchasing organizations on commercially reasonable terms;

- creating partnerships with, or offering licenses to, third parties to promote and sell product candidates in foreign markets where we receive marketing approval;

- maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;

- our intellectual property position, including the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates, claims others may make regarding rights in our intellectual property, and any potential infringement, misappropriation or other violation or alleged violation of any third-party intellectual property rights;

- achieving market acceptance of our product candidates by patients, the medical community, and third-party payors;

- achieving appropriate reimbursement for our product candidates;

- effectively competing with other therapies; and

- maintaining a continued acceptable safety profile of our product candidates following launch.

To the extent we are not able to do any of the foregoing, our business, financial condition, results of operations, stock price and prospects will be materially harmed.

We face significant competition from other biopharmaceutical and biotechnology companies, academic institutions, government agencies, and other research organizations, which may result in others discovering, developing or commercializing products more quickly or marketing them more successfully than us. If their product candidates are shown to be safer or more effective than ours, our commercial opportunity may be reduced or eliminated.

The development and commercialization of cancer immunotherapy products is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary rights. We face competition with respect to our current product candidates, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major biopharmaceutical companies, specialty biopharmaceutical companies, and biotechnology companies worldwide. There are a number of large biopharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of solid tumors, including oncolytic immunotherapy and cancer vaccine approaches. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing, and commercialization.

While our product candidates are intended to be used in combination with other drugs with different mechanisms of action, if and when marketed they will still compete with a number of drugs that are currently marketed or in development that also target cancer. To compete effectively with these drugs, our product candidates will need to demonstrate advantages in clinical efficacy and safety compared to these competitors when used alone or in combination with other drugs.

Our commercial opportunities could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are easier to administer or are less expensive alone or in combination with other therapies than any products that we may develop alone or in combination with other therapies. Our competitors also may obtain FDA or comparable foreign regulatory authority approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors coverage decisions or third-party intellectual property rights that another may allege are violated by our product candidates.

Certain of the companies with which we are competing or may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than we do. Mergers and acquisitions in the biopharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in developing or acquiring technologies complementary to, or necessary for, our programs. If we are unable to successfully compete with these companies our business, financial condition, results of operations, stock price and prospects may be materially harmed.

If we are unable to establish effective marketing, sales and distribution capabilities or enter into agreements with third parties to market and sell our product candidates, if they are approved, the revenues that we generate may be limited and we may never become profitable.

We currently do not have a commercial infrastructure for the marketing, sale, and distribution of our product candidates. If and when our product candidates receive marketing approval, we intend to commercialize our product candidates on our own in the United States and potentially with pharmaceutical or biotechnology partners in other geographies. In order to commercialize our products, we must build our marketing, sales, and distribution capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. Should we decide to move forward in developing our own marketing capabilities, we will incur expenses prior to product launch or even approval in order to recruit a sales force and develop a marketing and sales infrastructure. If a commercial launch is delayed as a result of FDA or comparable foreign regulatory authority requirements or other reasons, we would incur these expenses prior to being able to realize any revenue from sales of our product candidates. Even if we are able to effectively hire a sales force and develop a marketing and sales infrastructure, our sales force and marketing teams may not be successful in commercializing our product candidates. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

We may also or alternatively decide to collaborate with third-party marketing and sales organizations to commercialize any approved product candidates in the United States, in which event, our ability to generate product revenues may be limited. To the extent we rely on third parties to commercialize any products for which we obtain regulatory approval, we may receive less revenues than if we commercialized these products ourselves, which could materially harm our prospects. In addition, we would have less control over the sales efforts of any other third parties involved in our commercialization efforts, and could be held liable if they failed to comply with applicable legal or regulatory requirements.

We have no prior experience in the marketing, sale, and distribution of biopharmaceutical products, and there are significant risks involved in building and managing a commercial infrastructure. The establishment and development of commercial capabilities, including compliance plans, to market any products we may develop is, and will continue to be expensive and time consuming and could delay any product launch, and we may not be able to successfully develop this capability. We have and will continue to compete with other biopharmaceutical and biotechnology companies, including oncology-focused companies, to recruit, hire, train, manage, and retain marketing and sales personnel, which is expensive and time consuming and could delay any product launch. Developing our sales capabilities may also divert resources and management attention away from product development.

In the event we are unable to develop a marketing and sales infrastructure, we may not be able to commercialize our product candidates in the United States or elsewhere, which could limit our ability to generate product revenues and materially harm our business, financial condition, results of operations, stock price and prospects. Factors that may inhibit our efforts to commercialize our product candidates include:

- the inability to recruit, train, manage, and retain adequate numbers of effective sales and marketing personnel;

- the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe our product candidates;

- our inability to effectively oversee a geographically dispersed sales and marketing team;

- the costs associated with training sales and marketing personnel on legal and regulatory compliance matters and monitoring their actions;

- an inability to secure adequate coverage and reimbursement by government and private health plans;

- the clinical indications for which the products are approved and the claims that we may make for the products;

- limitations or warnings, including distribution or use restrictions, contained in the products' approved labeling;

- any distribution and use restrictions imposed by the FDA or comparable foreign regulatory authorities or to which we agree as part of a mandatory REMS or voluntary risk management plan;
- third-party intellectual property rights that another may allege are violated by our product candidates;

- liability for sales or marketing personnel who fail to comply with the applicable legal and regulatory requirements;

- the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

- unforeseen costs and expenses associated with creating an independent sales and marketing organization or engaging a contract sales organization.

Our product candidates are based on a novel approach to the treatment of cancer, which makes it difficult to predict the time and cost of product candidate development.

There can be no assurance that any development problems we experience in the future will not cause significant delays or unanticipated costs, or that such development problems can be solved. Should we encounter development problems, including unfavorable preclinical or clinical trial results, the FDA and foreign regulatory authorities may refuse to approve our product candidates, or may require additional information, tests, or trials, which could significantly delay product development and significantly increase our development costs. Moreover, even if we are able to provide the requested information or trials to the FDA, there would be no guarantee that the FDA would accept them or approve our product candidates. We may also experience delays in developing a sustainable, reproducible and scalable manufacturing process, or developing or qualifying and validating product release assays, other testing and manufacturing methods, and our equipment and facilities in a timely manner, which may prevent us from completing our clinical trials or commercializing our product candidates on a timely or profitable basis, if at all.

In addition, the clinical trial requirements of the FDA and comparable foreign regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of the potential products. The FDA and comparable foreign regulatory authorities have limited experience with the approval of oncolytic immunotherapies. Only one oncolytic immunotherapy, T-Vec, has received FDA approval to date. Any product candidates that are approved may be subject to extensive post approval regulatory requirements, including requirements pertaining to manufacturing, distribution, and promotion. We may need to devote significant time and resources to compliance with these requirements.

If our product candidates do not achieve broad market acceptance, the revenues that we generate from their sales may be limited, and we may never become profitable.

We have never commercialized a product candidate for any indication. Even if our product candidates are approved by the appropriate regulatory authorities for marketing and sale, they may not gain acceptance among physicians, patients, third-party payors, and others in the medical community. If any product candidates for which we obtain regulatory approval do not gain an adequate level of market acceptance, we could be prevented from or significantly delayed in achieving profitability.

Additionally, efforts to educate the medical community and third party payors on the benefits of our product candidates may require significant resources and may not be successful. If any of our product candidates is approved but does not achieve an adequate level of market acceptance, we could be prevented from or significantly delayed in achieving profitability.

The degree of market acceptance of any of our product candidates will depend on a number of factors, some of which are out of our control, including the following:

- the efficacy of our product candidates in combination with marketed checkpoint blockade drugs;

- the commercial success of the checkpoint blockade drugs with which our products are co-administered;

- the prevalence and severity of adverse events associated with our product candidates or those products with which they are co-administered;

- the clinical indications for which the products are approved and the approved claims that we may make for the products;

- limitations or warnings contained in the product's FDA-approved labeling or those of comparable foreign regulatory authorities, including potential limitations or warnings for our product candidates that may be more restrictive than other competitive products;

- changes in the standard of care for the targeted indications for our product candidates, which could reduce the marketing impact of any claims that we could make following FDA approval or approval by comparable foreign regulatory authorities, if obtained;

- the relative convenience and ease of administration of our product candidates by direct injection into tumors, a less common method for the administration of oncology therapies than systemic administration, which may result in slower adoption of our therapies;

- the relative convenience and ease of administration of any products with which our product candidates are co-administered;

- the cost of treatment compared with the economic and clinical benefit of alternative treatments or therapies;

- the availability of adequate coverage or reimbursement by third parties, such as insurance companies and other healthcare payors, and by government healthcare programs, including Medicare and Medicaid;

- the price concessions required by third party payors to obtain coverage;

- the extent and strength of our marketing and distribution of our product candidates;

- the safety, efficacy, and other potential advantages over, and availability of, alternative treatments already used or that may later be approved;

- distribution and use restrictions imposed by the FDA or comparable foreign regulatory authorities with respect to our product candidates or to which we agree as part of a REMS or voluntary risk management plan;

- the timing of market introduction of our product candidates, as well as competitive products;

- our ability to offer our product candidates for sale at competitive prices;

- the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

- the extent and strength of our manufacturing operations and our third-party manufacturer and supplier support;

- the actions of companies that market any products with which our product candidates are co-administered;

- the approval of other new products;

- adverse publicity about our product candidates or any products with which they are co-administered, or favorable publicity about competitive products; and

- potential product liability claims.

The successful commercialization of our product candidates, if approved, will depend in part on the extent to which government authorities and health insurers establish adequate reimbursement levels and pricing policies.

Sales of any approved drug candidate will depend in part on the availability of coverage and reimbursement from third-party payers such as government insurance programs, including Medicare and Medicaid, private health insurers, health maintenance organizations and other health care related organizations, who are increasingly challenging the price of medical products and services. Accordingly, coverage and reimbursement may be uncertain. Adoption of any drug by the medical community may be limited if third-party payers will not offer adequate coverage. Additionally, significant uncertainty exists as to the reimbursement status of newly-approved drugs. Cost control initiatives may decrease coverage and payment levels for any drug and, in turn, the price that we will be able to charge and/or the volume of our sales. We are unable to predict all changes to the coverage or reimbursement methodologies that will be applied by private or government payers. Any denial of private or government payer coverage or inadequate reimbursement could harm our business and reduce our revenue.

In addition, both the federal and state governments in the United States and foreign governments continue to propose and pass new legislation, regulations, and policies affecting coverage and reimbursement rates, which are designed to contain or reduce the cost of health care. Further federal and state proposals and healthcare reforms are likely, which could limit the prices that can be charged for the product candidates that we develop and may further limit our commercial opportunity. For example, the Inflation Reduction Act of 2022, or IRA, includes several measures intended to lower the cost of prescription drugs and related healthcare reforms, including limits on price increases and subjecting an escalating number of drugs to annual price negotiations with CMS. We cannot be sure whether additional legislation related to the IRA will be issued or enacted, or what impact, if any, such changes will have on the profitability of any of our drug candidates, if approved for commercial use, in the future. There also may be future changes unrelated to the IRA that result in reductions in potential coverage and reimbursement levels for our product candidates, if approved and commercialized, and we cannot predict the scope of any future changes or the impact that those changes would have on our operations.

If future reimbursement for approved product candidates, if any, is substantially less than we project, or rebate obligations associated with them are substantially greater than we expect, our future net revenue and profitability could be materially diminished.

The size of the potential market for our product candidates is difficult to estimate and, if any of our assumptions are inaccurate, the actual markets for our product candidates may be smaller than our estimates.

The potential market opportunities for our product candidates are difficult to estimate and will depend in large part on the drugs with which our product candidates are co-administered and the success of competing therapies and therapeutic approaches. In particular, the market opportunity for oncolytic immunotherapies is hard to estimate given that it is an emerging field with only one existing FDA-approved oncolytic immunotherapy, T-Vec, which has yet to enjoy broad market acceptance. Our estimates of the potential market opportunities are predicated on many assumptions, which may include industry knowledge and publications, third-party research reports, and surveys of clinics. Although we believe that our internal assumptions are reasonable, these assumptions involve the exercise of significant judgment on the part of our management, are inherently uncertain, and their reasonableness has not been assessed by an independent source. If any of the assumptions proves to be inaccurate, the actual markets for our product candidates could be smaller than our estimates of the potential market opportunities.

Negative developments in the field of immuno-oncology could damage public perception of our product candidates and negatively affect our business.

The commercial success of our product candidates will depend in part on public acceptance of the use of cancer immunotherapies. Adverse events in clinical trials of our product candidates or in clinical trials of others developing similar products and the resulting publicity, as well as any other negative developments in the field of immuno-oncology that may occur in the future, including in connection with competitor therapies, could result in a decrease in demand for our product candidates. These events could also result in the suspension, discontinuation, or clinical hold of or modification to our clinical trials. If public perception is influenced by claims that the use of cancer immunotherapies is unsafe, whether related to our therapies or those of our competitors, our product candidates may not be accepted by the general public or the medical community and potential clinical trial subjects may be discouraged from enrolling in our clinical trials. As a result, we may not be able to continue or may be delayed in conducting our development programs.

As our product candidates consist of a modified virus, adverse developments in antiviral vaccines or clinical trials of other oncolytic immunotherapy products based on viruses may result in a disproportionately negative effect for our product candidates as compared to other products in the field of immuno-oncology that are not based on viruses. Future negative developments in the field of immuno-oncology or the biopharmaceutical industry could also result in greater governmental regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of our products. Any increased scrutiny could delay or increase the costs of obtaining marketing approval for our product candidates.

Risks related to our financial position and need for additional capital

We are a clinical stage biopharmaceutical company with a very limited operating history. We have incurred net losses since our inception and anticipate that we will continue to incur substantial and increasing net losses in the foreseeable future. We may never achieve or sustain profitability.

We are a clinical stage biopharmaceutical company with a limited operating history, and we are early in our development efforts. We have no products approved for commercial sale and have not generated any revenue from product sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain marketing approval and become commercially viable. We have financed our operations to date primarily through the sale of equity securities, including the sale of our common stock and pre-funded warrants in our public offerings. Since our inception, most of our resources have been dedicated to the preclinical and clinical development of our proprietary RPx platform, including our lead product candidate, RP1, and our other product candidates. The size of our future net losses will depend, in part, on our future expenses and our ability to generate revenue, if any.

We are not profitable and have incurred losses in each period since our inception. For the years ended March 31, 2023 and 2022, we reported a net loss of $174.3 million and $118.0 million, respectively. At March 31, 2023, we had an accumulated deficit of $485.5 million. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek marketing approvals for, RP1, our other product candidates and any additional product candidates we may develop.

Even if we succeed in receiving marketing approval for and commercialize RP1 or our other product candidates, we will continue to incur substantial research and development and other expenditures to develop and market additional potential products. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders' equity and working capital.

Our ability to generate revenue from product sales and become profitable will depend significantly on our success in achieving a number of goals.

We have no products approved for commercial sale and do not anticipate generating any revenue from product sales until after we have received marketing approval for the commercial sale of a product candidate, if ever. Our ability to generate revenue and achieve profitability depends significantly on our success in achieving a number of goals, including:

- completing research regarding, and preclinical and clinical development of, RP1 and our other product candidates;

- obtaining marketing approvals for RP1 and our other product candidates for which we complete clinical trials;

- developing a sustainable and scalable manufacturing process for RP1 and our other product candidates, including establishing and maintaining commercially viable supply and manufacturing relationships with third parties;

- launching and commercializing RP1 and our other product candidates for which we obtain marketing approvals, either directly or with a collaborator or distributor;

- obtaining market acceptance of RP1 and our other product candidates as viable treatment options;

- addressing any competing technological and market developments;

- identifying, assessing, acquiring and developing new product candidates;

- negotiating favorable terms in any collaboration, licensing, or other arrangements into which we may enter;

- obtaining, maintaining, protecting, and expanding our portfolio of intellectual property rights, including patents, trade secrets, and know-how; and

- attracting, hiring, and retaining qualified personnel.

Even if our product candidates or any future product candidates that we develop are approved for commercial sale, we anticipate incurring significant costs associated with commercializing any such product candidate. Our expenses could increase beyond expectations if we are required by the FDA or comparable foreign regulatory authorities to change our manufacturing processes or assays, or to perform clinical, nonclinical, or other types of studies in addition to those that we currently anticipate.

If we are successful in obtaining regulatory approvals to market RP1 or our other product candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which we gain marketing approval, the accepted price for the product, the ability to get reimbursement at any price, and whether we own the commercial rights for that territory. If the number of our addressable patients is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect, the labels for our product candidates contain significant safety warnings, regulatory authorities impose burdensome or restrictive distribution requirements, or the reasonably accepted patient population for treatment is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved. If we are not able to generate revenue from the sale of any approved products, we could be prevented from or significantly delayed in achieving profitability.

We will require additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

Our operations have consumed substantial amounts of cash since inception. At March 31, 2023, our cash and cash equivalents and short-term investments were $583.4 million. We expect to continue to spend substantial amounts to continue the clinical and preclinical development of RP1 and our other product candidates. Accordingly, we will need to obtain additional funds to achieve our business objectives. If we are able to gain marketing approval of any product candidate, we will require significant additional amounts of cash in order to launch and commercialize such product. In addition, other unanticipated costs may arise.

Our future capital requirements depend on many factors, including:

- the scope, progress, results and costs of researching and developing RP1 and our other product candidates, and conducting preclinical studies and clinical trials;

- the timing of, and the costs involved in, obtaining marketing approvals for RP1 and our other product candidates if clinical trials are successful;

- the success of any collaborations;

- the cost of commercialization activities for any approved product, including marketing, sales and distribution costs;

- the cost and timing of operating our manufacturing facility;

- the cost of manufacturing RP1 and our other product candidates for clinical trials in preparation for marketing approval and commercialization;

- our ability to establish and maintain strategic licensing or other arrangements and the financial terms of such agreements;

- the costs involved in preparing, filing, prosecuting, maintaining, expanding, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

- the timing, receipt, and amount of sales of, or royalties on, our future products, if any; and

- the emergence of competing cancer therapies and other adverse market developments.

We do not have any committed external source of funds or other support for our development efforts. Until we can generate sufficient product revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements. Based on our current operating plan, we expect that our existing cash and cash equivalents and short-term investments, as of March 31, 2023 will enable us to fund our planned operating expenses and capital expenditure requirements into the second half of calendar 2025. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. In addition, because the design and outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of RP1 or our other product candidates.

We maintain our cash at financial institutions, often in balances that exceed federally insured limits.

Our cash, cash equivalents and short-term investments are held in accounts with banking institutions. The balances of some of these accounts have in the past, and may in the future, exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits. If such banking institutions were to fail, we could lose all or a portion of those amounts held in excess of such insurance limitations. In March 2023, the FDIC took control of Silicon Valley Bank ("SVB"), where we previously held a portion of our cash. The Federal Reserve subsequently announced that account holders would be made whole and we were able to access all of our cash held at SVB. However, the FDIC may not make all account holders whole in the event of future bank failures. In addition, even if account holders are ultimately made whole with respect to a future bank failure, account holders' access to their accounts and assets held in their accounts may be substantially delayed. Any material loss that we may experience in the future or inability for a material time period to access our cash, short-term investments and cash equivalents could have an adverse effect on our ability to pay our operational expenses, fund our operations or make other payments, which could adversely affect our business.

Risks related to intellectual property

If we are unable to obtain, maintain and protect our intellectual property rights for our technology and product candidates, or if our intellectual property rights are inadequate, our competitive position could be harmed.

Our commercial success will depend in part on our ability to obtain and maintain patent and other intellectual property protection in the United States and other countries with respect to our technology and proprietary RPx platform, including our lead product candidate, RP1, and our other product candidates. We rely on trade secret, patent, copyright and trademark laws, and confidentiality, licensing and other agreements with employees and third parties, all of which offer only limited protection.

The patent positions of biotechnology and pharmaceutical companies generally are highly uncertain, involve complex legal and factual questions and have in recent years been the subject of much litigation and subject to change with regulatory agencies and court decisions. As a result, the issuance, scope, validity, enforceability and commercial value of our licensed patents and any patents we own in the future are highly uncertain. The steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information, use by third parties of our products or infringement of our intellectual property rights, both inside and outside of the United States.

Our pending applications cannot be enforced against third parties practicing the inventions claimed in such applications unless and until a patent issues from such applications. Because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, our issued patents and issued patents that we license from third parties or that we may own in the future may be challenged in the courts or patent offices inside or outside of the United States. Further, the examination process may require us to narrow the claims for our pending patent applications, which may limit the scope of patent protection that may be obtained if these applications issue. The scope of a patent may also be interpreted or reinterpreted after issuance. The rights that may be granted under our future issued patents may not provide us with the proprietary protection or competitive advantages we are seeking. In addition, defending against challenges in respect of the inventorship, scope, validity or enforceability of our patents may be expensive, time consuming, difficult and in some cases may not be possible. Although we enter into nondisclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, consultants, collaborators, and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, the patent prosecution process is expensive, time consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. If we are unable to obtain and maintain patent protection for our technology or inventions, or for RP1 or our other product candidates, or if the scope of the patent protection obtained is not sufficient, our competitors could develop and commercialize products similar or superior to ours, and our ability to successfully commercialize RP1 or our other product candidates and future technologies or inventions may be adversely affected.

Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time, and our product candidates for which we intend to seek approval as biological products may face competition sooner than anticipated. Given the amount of time required for the development, testing and regulatory review of our product candidates, such as RP1 and our other product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized.

Filing, prosecuting and defending patents on our technology or inventions in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries or religions outside the United States can be less protective of our products than those in the United States. In addition, the laws and practices of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Changes to the patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect RP1 and our other product candidates. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies or inventions in jurisdictions where we have not obtained patent protection to develop and/or manufacture their own products and may export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the United States. These products may compete with our products and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Protecting against the unauthorized use of our patented inventions, trademarks and other intellectual property rights is expensive, time consuming, difficult and in some cases may not be possible. In some cases, it may be difficult or impossible to detect third-party infringement or misappropriation of our intellectual property rights, even in relation to issued patent claims, and proving any such infringement or misappropriation may be even more difficult. If we are unable to obtain, maintain, and protect our intellectual property our competitive advantage could be harmed, and it could result in a material adverse effect on our business, financial condition, results of operations, stock price and prospects.

In addition to seeking patent protection, we also rely on other proprietary rights, including protection of trade secrets, know-how and confidential and proprietary information. Although we enter into confidentiality agreements with our employees, consultants, collaborators, suppliers, manufacturers and other third parties who have access to our trade secrets, and our agreements with employees also provide that any inventions conceived by the individual in the course of rendering services to us shall be our exclusive property, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms or may have conflicting agreements with third parties. In addition, in the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection, particularly for our trade secrets or other confidential information. To the extent that our employees, consultants or contractors use technology or know-how owned by third parties in their work for us, disputes may arise between us and those third parties as to the rights in related inventions. If any of our trade secrets, know-how or confidential or proprietary information were to be lawfully obtained, patented or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us and may be blocked from using such trade secrets, know-how or confidential or proprietary information ourselves. The disclosure of our trade secrets or the independent development of our trade secrets by a competitor or other third party would impair our competitive position and may materially harm our business, financial condition, results of operations, stock price and prospects.

Third parties may in the future initiate legal proceedings alleging that we are infringing their intellectual property rights, and we may become involved in lawsuits or other administrative procedures to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful and have a material adverse effect on the success of our business.

Our commercial success depends on our ability and the ability of our current or future collaborators to develop, manufacture, market and sell RP1 and our other product candidates, and to use our related proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. We may become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our current and any other future product candidates. For example, we are aware of U.S. Patent 10,034,938 (the '938 Patent) held by Amgen Inc., which includes claims purported to cover methods and kits for treating stage IIIb to IV melanoma by the administration of (i) an effective amount of an anti-PD-1 antibody or anti-CTLA-4 antibody; and (ii) a herpes simplex virus, wherein the herpes simplex virus lacks a functional ICP34.5 encoding gene and a functional ICP47 encoding gene, and comprises a gene encoding human GM-CSF. We believe the USPTO erred in its issuance of the '938 Patent for at least the reason that the invention covered by the claims of the '938 Patent was in the public domain prior to the filing date of the '938 Patent, and accordingly on November 2, 2022, we filed a petition for inter partes review with the Patent Trial and Appeal Board (PTAB) of the USPTO, seeking to invalidate certain claims of United States Patent 10,034,938 (the '938 Patent).

Third parties may assert infringement or other intellectual property claims against us based on existing patents or patents that may be filed and/or granted in the future. At times we may attempt to initiate litigation or other administrative procedures to invalidate or otherwise limit the scope of a third party's intellectual property and these attempts may not be successful. If we are found to infringe a third party's intellectual property rights, and we are unsuccessful in demonstrating that such intellectual property rights are invalid, unenforceable or otherwise not infringed, we could be required to obtain a license from such third-party to continue developing, manufacturing and commercializing RP1 and our other product candidates. Such a license may not be available on commercially reasonable terms, or at all. Even if we were able to obtain a license, it could be nonexclusive, thereby giving our competitors and other third parties access to the same technologies and inventions licensed to us, and it could require us to make substantial licensing and royalty payments. We also could be forced, including by court order, to cease developing, manufacturing, and commercializing RP1 or our other product candidates or we could be found liable for significant monetary damages if we are found to have willfully infringed a patent or other intellectual property right. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, stock price and prospects. Any claims by third parties that we have misappropriated their know-how, confidential or proprietary information or trade secrets could have a similar material adverse effect on our business, financial condition, results of operations, stock price and prospects.

If we or one of our licensing partners initiate legal proceedings against a third party to enforce a patent covering any of our technology or inventions, the defendant could counterclaim that the patent covering our product candidate is invalid or unenforceable. If a third party were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on RP1 and our other product candidates. Such a loss of patent protection could have a material adverse impact on our business, financial condition, results of operations, stock price and prospects.

Many of our employees, including our senior management team, were previously employed at, or consulted for, universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we take steps to ensure that our employees do not use, claim as theirs, or misappropriate the intellectual property, confidential or proprietary information, know-how or trade secrets of others in their work for us, we may be subject to claims that we or these employees have used, claimed as theirs, misappropriated or disclosed intellectual property, including trade secrets, know-how or other confidential or proprietary information, of any such individual's current or former employer. Litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third-party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms, or at all.

In addition, we are developing certain of our product candidates in combination with products, which are or may be covered by patents or licenses held by third parties, and to which we do not have a license other than for use in connection with the applicable clinical trial. We also may develop our product candidates in combination with products developed by additional companies that are covered by patents or licenses held by those entities to which we do not have a license. In the event that a labeling instruction is required in product packaging recommending that combination, we could be accused of, or held liable for, infringement of the third-party patents covering the product candidate or product recommended for administration with RP1 or our other product candidates. In such a case, we could be required to obtain a license from the other company or institution to use the required or desired package labeling, which license may not be available on commercially reasonable terms, or at all.

Competitors may infringe any future licensed patents or any patent we own in the future or misappropriate or otherwise violate our intellectual property rights. We may also be required to defend against claims of infringement and our licensed patents and any patents we own in the future may become involved in priority or other intellectual property related disputes. To counter infringement or unauthorized use, litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of our own intellectual property rights or the proprietary rights of others.

These proceedings can be expensive and time consuming. Many of our current and potential competitors have the ability to dedicate substantially greater resources to conduct intellectual property related litigations or proceedings than we can. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. An adverse result in any litigation or other intellectual property related proceeding could put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation in the United States, there is a risk that some of our trade secrets, know-how, or proprietary or confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments in any such proceedings. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. Any of the foregoing may have a material adverse effect on our business, financial condition, results of operations, stock price and prospects.

Risks related to manufacturing and our reliance on third parties

We have agreements with BMS and Regeneron, and in the future may have agreements with other companies, to obtain the supply of anti-PD-1 therapies for the development of our product candidates. If our relationships with BMS, Regeneron, or any future collaborator or supplier are not successful, we may be delayed in completing the development of our product candidates.

We have entered into arrangements with BMS and Regeneron as part of our clinical development for RP1, RP2 and RP3 for where nivolumab or cemiplimab, respectively, are intended to be used for these clinical programs. BMS is providing nivolumab, its anti-PD-1 therapy, for use in our ongoing IGNYTE Phase 1/2 trials with RP1, our Phase 1/2 clinical trial with RP2 and our Phase 1 and Phase 2 clinical trials with RP3 where we intend to use nivolumab and may potentially do so for other clinical trials in the future; Regeneron is providing cemiplimab, its anti-PD-1 therapy, for use in our ongoing CERPASS Phase 2 clinical trial and may potentially do so for other clinical trials in the future. We may also enter into agreements with additional companies for the supply of anti-PD-1 therapies for use in the development of RP1 and our other product candidates, similar to our agreement with Roche. The outcome of these clinical trials is dependent, in part, both on the performance of our partners' products and product candidates and also on our partners' ability to deliver sufficient quantities of adequately produced product. Should any of our partners' products or product candidates fail to produce the results that we anticipate, we may have to re-run clinical trials for RP1 or our other product candidates or may otherwise be delayed in the commercialization of RP1 or our other product candidates. Similarly, should any partner fail to provide us with a product or product candidate that suits our requirements, we may have to re-run clinical trials for RP1 or our other product candidates or may be otherwise delayed in the commercialization of RP1 or our other product candidates. Additionally, we are subject to specific risks associated with our collaboration partners, including possible discrepancies as to the timing, nature and the extent of development plans, contract interpretations, and the costs and allocation of costs related to the conduct of our clinical trials. If we and any collaboration partner are unable to agree or fail to perform our respective obligations or effectively manage our relationship, our clinical trials performed under such collaboration could incur additional costs, be delayed or could result in costly or time-consuming legal proceedings that could have an adverse effect on a collaboration or on our business.

Our collaboration agreements with any future partners may not be successful, which could adversely affect our ability to develop and commercialize our product candidates.

We may in the future seek collaboration arrangements with other parties for the development or commercialization of our product candidates. The success of any collaboration arrangements may depend on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these arrangements. Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement.

Collaborations with biopharmaceutical companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration could adversely affect us financially and could harm our business reputation.

Any future collaborations we might enter into may pose a number of risks, including the following:

- collaborators may not perform their obligations as expected;

- collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators' strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

- collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

- collaborators could fail to make timely regulatory submissions for a product candidate;

- collaborators may not comply with all applicable regulatory requirements or may fail to report safety data in accordance with all applicable regulatory requirements, which could subject them or us to regulatory enforcement actions;

- collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

- product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

- a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product candidate or product;

- disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time consuming and expensive;

- collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation; and

- collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability.

If any collaborations we might enter into in the future do not result in the successful development and commercialization of products or if one of our collaborators subsequently terminates its agreement with us, we may not receive any future clinical trial materials supply, research funding or milestone or royalty payments under such potential future collaboration. If we do not receive the funding we expect under the agreements, our development of our product candidates could be delayed and we may need additional resources to develop our product candidates and our product platform.

Additionally, if any future collaborator of ours is involved in a business combination, the collaborator might de-emphasize or terminate development or commercialization of any product candidate it licenses to us. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our reputation in the business and financial communities could be adversely affected.

We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for any collaboration will depend upon, among other things, our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors.

If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other

44

development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms, or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market or continue to develop our product platform and our business may be materially and adversely affected.

We rely, and expect to continue to rely, on third parties to conduct, supervise, and monitor our preclinical studies and clinical trials. If those third parties do not perform satisfactorily, including failing to meet deadlines for the completion of such trials or failing to comply with regulatory requirements, we may be unable to obtain regulatory approval for our product candidates or any other product candidates that we may develop in the future.

We rely on third-party CROs, study sites, and others to conduct, supervise, and monitor our preclinical studies and clinical trials for our product candidates and do not currently plan to independently conduct preclinical studies or clinical trials of any other potential product candidates. We expect to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions, and clinical investigators, to conduct our preclinical studies and clinical trials. Although we have agreements governing their activities, we have limited influence over their actual performance and control only certain aspects of their activities. The failure of these third parties to successfully carry out their contractual duties or meet expected deadlines could substantially harm our business because we may be delayed in completing or unable to complete the studies required to support future approval of our product candidates, or we may not obtain marketing approval for or commercialize our product candidates in a timely manner or at all. Moreover, these agreements might terminate for a variety of reasons, including a failure to perform by the third parties. If we need to enter into alternative arrangements our product development activities would be delayed and our business, financial condition, results of operations, stock price and prospects may be materially harmed.

Our reliance on these third parties for development activities will reduce our control over these activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards and our reliance on third parties does not relieve us of our regulatory responsibilities. For example, we will remain responsible for ensuring that each of our trials is conducted in accordance with the general investigational plan and protocols for the trial. We must also ensure that our preclinical trials are conducted in accordance with GLP regulations, as appropriate. Moreover, the FDA and comparable foreign regulatory authorities require us to comply with standards, commonly referred to as GCPs for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity, and confidentiality of trial participants are protected. Regulatory authorities enforce these requirements through periodic inspections or remote regulatory assessment of trial sponsors, clinical investigators, and trial sites. If we or any of our third parties fail to comply with applicable GCPs or other regulatory requirements, we or they may be subject to enforcement or other legal actions, the data generated in our trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional studies.

In addition, our clinical trials must be conducted with product candidates that were produced under cGMP regulations. Failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our stated protocols, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our protocols, regulatory requirements or for other reasons, our trials may be repeated, extended, delayed, or terminated; we may not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates; we may not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates, or we or they may be subject to regulatory enforcement actions. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed. To the extent we are unable to successfully identify and manage the performance of third-party service providers in the future, our business, financial condition, results of operations, stock price and prospects may be materially harmed.

If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative providers or to do so on commercially reasonable terms. Switching or adding additional third parties involves additional cost and may result in delays that could compromise our ability to meet our desired development timelines.

We also rely on other third parties to store and distribute our products for the clinical trials that we conduct. Any performance failure on the part of our distributors could delay clinical development, marketing approval, or commercialization of our product candidates, which could result in additional losses and deprive us of potential product revenue.

If the manufacturers upon which we rely fail to produce our raw materials or product candidates in the volumes that we require on a timely basis, or fail to comply with stringent regulations applicable to biopharmaceutical manufacturers, we may face delays in the development and commercialization of, or be unable to meet demand for, our product candidates and may lose potential revenues.

We continue to rely on third-party contract manufacturers to manufacture our raw materials and clinical trial product supplies until our in-house manufactured clinical trial product supplies are qualified for use in our clinical trials. As a result, there can be no assurance that our clinical development will not be limited, interrupted, or of satisfactory quality or continue to be available at acceptable prices.

We currently have only one in-house manufacturing site for our product candidates for use in our clinical trials. In addition, we do not have any long-term commitments from our suppliers of raw materials or clinical trial material or guaranteed prices for our product candidates or their components. There are a limited number of manufacturers that operate under cGMP regulations and that are both capable of manufacturing and filling our viral product for us and willing to do so. If our existing third-party manufacturers of raw materials or our product candidates, or the third parties that we engage in the future, should cease to work with us, we likely would experience delays in obtaining sufficient quantities of our product candidates for us to meet commercial demand or to advance our clinical trials while we identify and qualify replacement suppliers. Any replacement of our contract manufacturer could require significant effort and expertise because there may be a limited number of qualified replacements. Any delays in obtaining adequate supplies of our raw materials or product candidates that meet the necessary quality standards may delay our development or commercialization.

If our manufacturers of raw materials, equipment or process consumables do not perform as agreed or encounter difficulties in production costs and yields, quality control, shortages of qualified personnel or key raw materials, compliance with strictly enforced federal, state, and foreign regulations, or other difficulties, our ability to provide product candidates to patients in our clinical trials could be jeopardized.

In addition, if our Framingham manufacturing site cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or other regulatory authorities, we will not be able to secure or maintain regulatory approval for our manufacturing facilities. Any such deviations may also require remedial measures that may be costly and/or time consuming for us or a third party to implement and that may include the temporary or permanent suspension of a clinical trial or the temporary or permanent closure of a facility. Any such remedial measures imposed upon us or third parties with whom we contract could materially harm our business. Any delays in obtaining raw materials, products or product candidates that comply with the applicable regulatory requirements may result in delays to clinical trials, product approvals, and commercialization.

We are ultimately responsible for the manufacturing of our product candidates and therapeutic substances, but, other than through our contractual arrangements, we have little control over our raw materials or process consumables manufacturers' compliance with these regulations and standards. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. We must also receive FDA approval for the use of any new manufacturers for clinical or commercial supply, including our own manufacturing facility.

A failure to comply with the applicable regulatory requirements, including periodic regulatory inspections or remote regulatory assessments, may result in regulatory enforcement actions against our manufacturers or us (including fines and civil and criminal penalties, including imprisonment) suspension or restrictions of production, injunctions, delay or denial of product approval or supplements to approved products, clinical holds or termination of clinical trials, warning or untitled letters, regulatory authority communications warning the public about safety issues with the product candidate, refusal to permit the import or export of the products, product seizure, detention, or recall, operating restrictions, suits under the civil False Claims Act, corporate integrity agreements, consent decrees, withdrawal of product approval, environmental or safety incidents and other liabilities. If the safety of any quantities supplied is compromised due to our or our manufacturers' failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize our product candidates.

The transition of our manufacturing operations to our new facility may result in further delays or expenses, and we may not experience the anticipated operating efficiencies.

Our approximately 63,000 square foot manufacturing facility in Framingham, Massachusetts is now fully operational. We have completed the process of transferring the manufacturing of RP1, RP2 and RP3 from our third-party contract manufacturer. Comparability analysis of RP1, RP2 and RP3 produced at our in-house Framingham facility with the contract manufacturer material used in our clinical trials is complete. The FDA and some European regulatory agencies have approved the use of material produced at our Framingham facility in ongoing and future clinical trials. The Framingham facility is intended to give us control over key aspects of the supply chain for our products and product candidates. However, we may not experience the anticipated operating efficiencies as we commence manufacturing operations at the new facility. Any such delays may disrupt or delay the supply of our product candidates if we have not maintained a sufficient backup supply of our product candidates through third-party manufacturers. Moreover, changing manufacturing facilities may also require that we conduct additional studies, make notifications to the regulatory authorities, make additional filings to the regulatory authorities, and obtain regulatory authority approval for the new facilities, which may be delayed or which we may never receive. We will further need to comply with the FDA's and applicable foreign regulatory authorities' cGMP requirements for the production of our product candidates for clinical trials and, if approved, commercial supply, and will be subject to FDA and comparable foreign regulatory authority inspections. We may not be able to develop or acquire the internal expertise and resources necessary for compliance with these requirements. If we are not able to comply with the applicable regulatory requirements or produce product that meets our requirements and specifications, we will be subject to the same risks that we would be subject to should third party manufacturers be unable to comply with the applicable regulatory requirements or produce product meeting our requirements or specifications, as described above. If we fail to achieve the operating efficiencies that we anticipate, our manufacturing and operating costs may be greater than expected, which could have a material adverse impact on our operating results.

In operating our own manufacturing facility, we may be forced to devote greater resources and management time than anticipated, particularly in areas relating to operations, quality, raw material supply, regulatory, facilities and information technology. Further, should corrective or preventative actions be required, we will be fully responsible for these. If we experience unanticipated employee turnover in any of these areas, we may not be able to effectively manage our ongoing manufacturing operations and we may not achieve the operating efficiencies that we anticipate from the new facility, which may negatively affect our product development timeline, product candidate supplies and, if approved, our commercial product supplies. If we experience any unanticipated shortages of key raw materials, or other difficulties related to our raw material supply, we may not be able to effectively manage our ongoing manufacturing timelines and costs which may negatively affect our product development schedule and our ability to provide clinical trial supplies to patients in our clinical trials, and if approved, commercial product supplies.

Any problems or delays we experience in preparing for commercial scale manufacturing of a product candidate or component may result in a delay in product development timelines and FDA or comparable foreign regulatory authority approval of the product candidate or may impair our ability to manufacture commercial quantities or such quantities at an acceptable cost and quality, which could result in the delay, prevention, or impairment of clinical development and commercialization of our product candidates and may materially harm our business, financial condition, results of operations, stock price and prospects.

Any such problems could result in the delay, prevention, or impairment of clinical development and commercialization of our product candidates and may materially harm our business, financial condition, results of operations, stock price and prospects.

Risks related to legal and compliance matters

We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability and have to limit the commercialization of any approved products and/or our product candidates.

The use of our product candidates in clinical trials, and the sale of any product for which we obtain regulatory approval, exposes us to the risk of product liability claims. We face inherent risk of product liability related to the testing of our product candidates in human clinical trials, including liability relating to the actions and negligence of our investigators, and will face an even greater risk if we commercially sell any product candidates that we may develop. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. Product liability claims might be brought against us by consumers, healthcare providers or others using, administering or selling our products. If we cannot successfully defend ourselves against these claims, we will incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of merit or eventual outcome, liability claims may result in:

- loss of revenue from decreased demand for our products and/or product candidates;

- impairment of our business reputation or financial stability;

- costs of related litigation;

- substantial monetary awards to patients or other claimants;

- diversion of management attention;

- withdrawal of clinical trial participants and potential termination of clinical trial sites or entire clinical programs;

- the inability to commercialize our product candidates;

- significant negative media attention;

- decreases in our stock price;

- initiation of investigations and enforcement actions by regulators; and

- product recalls, withdrawals or labeling, marketing or promotional restrictions, including withdrawal of marketing approval.

We believe we have sufficient insurance coverage in place for our business operations. However, our insurance coverage may not reimburse us or may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We intend to expand our insurance coverage to include the sale of commercial products if we obtain FDA or comparable foreign regulatory approval for our product candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing, or at all. Failure to obtain and retain sufficient product liability insurance at an acceptable cost could prevent or inhibit the commercialization of products we develop. A successful product liability claim or series of claims brought against us could cause our stock price to fall and, if judgments exceed our insurance coverage, could decrease our cash, and materially harm our business, financial condition, results of operations, stock price and prospects.

We are subject to the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and other anticorruption laws, as well as import and export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, financial condition, results of operations, stock price and prospects.

Our operations are subject to anticorruption laws, including the U.S. Foreign Corrupt Practices Act, or FCPA, the U.K. Bribery Act 2010, or the Bribery Act, and other anticorruption laws that apply in countries where we do business. We also may participate in collaborations and relationships with third parties whose actions, if noncompliant, could potentially subject us to liability under the FCPA, Bribery Act or local anticorruption laws.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United States and the United Kingdom and authorities in the European Union, including applicable import and export control regulations, economic sanctions on countries and persons, anti-money laundering laws, customs requirements and currency exchange regulations, collectively referred to as the trade control laws.

We can provide no assurance that we will be completely effective in ensuring our compliance with all applicable anticorruption laws or other legal requirements, including trade control laws. If we are not in compliance with applicable anticorruption laws or trade control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations, stock price and prospects. Likewise, any investigation of any potential violations of these anticorruption laws or trade control laws by U.S., U.K. or other authorities could also have an adverse impact on our reputation, our business, financial condition, results of operations, stock price and prospects.

If we fail to comply with federal and state healthcare laws, including fraud and abuse and health and other information privacy and security laws, we could face substantial penalties and our business, financial condition, results of operations, stock price and prospects will be materially harmed.

We are subject to many federal and state healthcare laws, such as the federal Anti-Kickback Statute, the federal civil and criminal False Claims Acts, the civil monetary penalties statute, the Medicaid Drug Rebate statute and other price reporting requirements VHCA, HITECH), or HIPAA, the FCPA, the ACA, and similar state laws. Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws, and regulations pertaining to fraud and abuse, reimbursement programs, government procurement, and patients' rights are and will be applicable to our business. We would be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states and foreign jurisdictions in which we conduct our business. In the European Union, the data privacy laws are generally stricter than those that apply in the United States and include specific requirements for the collection of personal data of European Union persons or the transfer of personal data outside of the European Union to the United States to ensure that European Union standards of data privacy will be applied to such data.

If we or our operations are found to be in violation of any federal or state healthcare law, or any other laws or regulations that apply to us, we may be subject to penalties, including civil, criminal, and administrative penalties, damages, fines, disgorgement, suspension and debarment from government contracts, and refusal of orders under existing government contracts, exclusion from participation in U.S. federal or state health care programs, corporate integrity agreements, and the curtailment or restructuring of our operations, any of which could materially adversely affect our ability to operate our business and our financial results. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, it may be subject to criminal, civil or administrative sanctions, including but not limited to, exclusions from participation in government healthcare programs, which could also materially affect our business. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business.

We are subject to new legislation, regulatory proposals and healthcare payor initiatives that may increase our costs of compliance, and adversely affect our ability to market our products, obtain collaborators, and raise capital.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post approval activities and affect our ability to profitably sell any products for which we obtain marketing approval. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we may receive for any approved products, which could have a material adverse effect on customers for our products, if approved, and, accordingly, on our results of operations.

Any reduction in reimbursement from Medicare or other government healthcare programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from commercializing our products and being able to generate revenue, and we could be prevented from or significantly delayed in achieving profitability.

Compliance with the federal track and trace requirements may increase our operational expenses and impose significant administrative burdens. As a result of these and other new proposals, we may determine to change our current manner of operation, provide additional benefits or change our contract arrangements, any of which could have a material adverse effect on our business, financial condition, results of operations, stock price and prospects.

Our employees, independent contractors, consultants, commercial partners, principal investigators, CMOs, or CROs may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees, independent contractors, consultants, commercial partners, principal investigators, CMOs, or CROs could include intentional, reckless, negligent, or unintentional failures to comply with FDA regulations, comply with applicable fraud and abuse laws, provide accurate information to the FDA, properly calculate pricing information required by federal programs, report financial information or data accurately or disclose unauthorized activities to us. This misconduct could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Moreover, it is possible for a whistleblower to pursue a False Claims Act case against us even if the government considers the claim unmeritorious and declines to intervene, which could require us to incur costs defending against such a claim. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations, stock price and prospects, including the imposition of significant fines or other sanctions.

Violations of or liabilities under environmental, health and safety laws and regulations could subject us to fines, penalties or other costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures, the handling, use, storage, treatment and disposal of hazardous materials and wastes and the cleanup of contaminated sites. Our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also produce hazardous waste products. We would incur substantial costs as a result of violations of or liabilities under environmental requirements in connection with our operations or property, including fines, penalties and other sanctions, investigation and cleanup costs and third party claims. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers' compensation insurance to cover costs and expenses, we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological or hazardous materials.

We are subject to stringent and changing obligations related to privacy and security. Our actual or perceived failure to comply with such obligations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business.

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, processing) sensitive information, including personal data, proprietary and confidential business data, trade secrets, intellectual property, data we collect about trial participants in connection with clinical trials, and sensitive third-party data. Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations that govern the processing of personal data by us and on our behalf.

In the United States, numerous federal, state, and local governments have enacted numerous data privacy and security laws and regulations, including personal data privacy laws, health information privacy laws, data breach notification laws, personal data privacy laws, and consumer protection laws. For example, HIPAA, as amended by HITECH, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. We may obtain health information from third parties, including research institutions from which we obtain clinical trial data, that are subject to privacy and security requirements under HIPAA, as amended by HITECH, and its implementing rules and regulations. Depending on the facts and circumstances, we could be subject to significant penalties if we obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

Additionally, the California Consumer Privacy Act, or CCPA, imposes obligations on covered businesses. These obligations include, but are not limited to, providing specific disclosures in privacy notices and affording California residents certain rights related to their personal data. The CCPA also allows for statutory fines for noncompliance (up to $7,500 per violation) and includes a private right of action for certain data breaches. Although there are some exemptions for clinical trial data and health information, the CCPA may impact our business activities and increase our compliance costs and potential liability. In addition, it is anticipated that the California Privacy Rights Act, or CPRA, which became operative on January 1, 2023, will expand the CCPA, including by expanding consumers' rights with respect to certain sensitive personal data. The CPRA also creates the new California Privacy Protection Agency to implement and enforce the CCPA and the CPRA, which could increase compliance costs. Similar laws have passed in Virginia, Utah, Connecticut and Colorado, and have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

Outside the United States, an increasing number of laws, regulations, and industry standards apply to data privacy and security. For example, the European Union's General Data Protection Regulation, or EU GDPR, and the United Kingdom's GDPR, or UK GDPR, impose strict requirements for processing personal data. For example, under the EU GDPR, government regulators may impose temporary or definitive bans on data processing, as well as fines up to the greater of €20 million or 4% of annual global revenue. Further, individuals may initiate litigation related to processing of their personal data.

Certain jurisdictions have enacted data localization laws and cross-border personal data transfer laws, which could make it more difficult to transfer information across jurisdictions (such as transferring or receiving personal data that originates in the

EU or in other jurisdictions outside of the United States). Existing mechanisms that facilitate cross-border personal data transfers may change or be invalidated. For example, absent appropriate safeguards or other circumstances, the EU GDPR generally restricts the transfer of personal data to countries outside of the European Economic Area, or EEA, that the European Commission does not consider to provide an adequate level of data privacy and security, such as the United States. The European Commission released a set of "Standard Contractual Clauses," or SCCs, that are designed to be a valid mechanism to facilitate personal data transfers out of the EEA to these jurisdictions. The SCCs, though approved by the European Commission as a suitable alternative, have faced challenges in European courts, and may be further challenged, suspended or invalidated. Additionally, the SCCs impose additional compliance burdens, such as conducting transfer impact assessments to determine whether additional security measures are necessary to protect the at-issue personal data. Other countries in Europe, such as the UK, similarly restrict personal data transfers outside of those jurisdictions to countries such as the United States that do not provide an adequate level of personal data protection. If we cannot implement a valid compliance mechanism for cross-border data transfers, we may face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal data from Europe or other foreign jurisdictions. The inability to import personal data to the United States could significantly and negatively impact our business operations, limiting our ability to collaborate with parties that are subject to such cross-border data transfer or localization laws; or requiring us to increase our personal data processing capabilities and infrastructure in foreign jurisdictions at significant expense.

Risks related to our operations

We will need to expand the size of our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

As our development and commercialization plans and strategies develop, we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Our future financial performance and our ability to commercialize RP1 and our other product candidates will depend, in part, on our ability to effectively manage any future growth, which would impose significant additional responsibilities on members of management and may divert their attention away from day-to-day activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services. The services include substantially all aspects of clinical trial management and manufacturing, as well as support for our financial reporting and accounting functions. If the services of independent organizations, advisors and consultants become unavailable to us or we are unable to effectively manage our outsourced activities, or if the quality or accuracy of such services is compromised for any reason, our clinical trials may be extended, delayed or terminated, we may not comply with our financial reporting and accounting obligations on a timely basis and we may not be able to obtain marketing approval of RP1 and our other product candidates or otherwise advance our business.

If we are not able to effectively expand our organization by hiring qualified new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize RP1 and our other product candidates and, accordingly, may not achieve our research, development and commercialization goals.

Our future success depends on our ability to retain our key employees and consultants, and to attract and motivate highly qualified personnel.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract, motivate and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our executive leadership team, as well as our other scientific, manufacturing, quality and medical personnel. The loss of the services of our key personnel and any of our other executive officers, key employees, and scientific and medical advisors, without our inability to find suitable replacements, could result in delays in product development and harm our business.

Changes in our management team resulting from the hiring or departure of executives and key employees from time to time could disrupt our business. Over the a past fiscal year, there have been changes to our executive leadership team. For example, in December 2022, we announced the appointment of Konstantinos Xynos as our Chief Medical Officer, the hiring of Christopher Sarchi as our Chief Commercial Officer and the appointment of Sushil Patel, our former Chief Commercial Officer as our Chief Scientific Officer. Subsequently, in May 2023, we announced Jean Franchi, our Chief Financial Officer notified us of her resignation from the Company effective June 2, 2023. These changes and any future significant leadership changes or senior management transitions involve inherent risk. Any failure to find a timely and suitable replacement and ensure an effective transition, including the effective onboarding, assimilation, and retention of our management team and key employees, could hinder our strategic planning, business execution and future performance. In addition, executive leadership transition periods can be disruptive and may result in a loss of personnel with deep institutional or technical knowledge, or result in changes to business strategy or objectives, and may negatively impact our operations and relationships with employees and third-parties due to increased or unanticipated expenses, operational inefficiencies, uncertainty regarding changes in strategy, decreased employee morale and productivity, and increased turnover.

To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided stock option and restricted stock unit grants that vest over time. The value to employees of these equity grants that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Although we have employment agreements with our key employees, these employment agreements generally provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice.

If we fail to establish and maintain proper and effective internal control over financial reporting our ability to produce accurate and timely financial statements could be impaired.

We are required to maintain internal control over financial reporting. We must perform system and process design evaluation and testing of the effectiveness of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. We continue to be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to incur substantial professional fees and internal costs for our accounting and finance functions, expend significant management efforts, continue to implement plans developed to address areas that we have identified as requiring improvement, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls over financial reporting, we may not be able to produce timely and accurate financial statements. If that were to happen, our investors could lose confidence in our reported financial information, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC, Nasdaq or other regulatory authorities.

We believe that any internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. We may discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our consolidated financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Our business and operations could suffer in the event of system failures or unauthorized or inappropriate use of or access to our systems.

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, processing) sensitive information, including personal data, proprietary and confidential business data, trade secrets, intellectual property, data we collect about trial participants in connection with clinical trials, and sensitive third-party data. The secure maintenance of this information is critical to our operations and business strategy. Some of this information could be an attractive target of criminal attack or unauthorized access and use by third parties with a wide range of motives and expertise, including organized criminal groups, "hacktivists," patient groups, disgruntled current or former employees and others. Cyber-attacks are of ever-increasing levels of sophistication, and despite our security measures, our information technology and infrastructure may be vulnerable to such attacks or may be breached, including due to employee error or malfeasance.

The pervasiveness of cybersecurity incidents in general and the risks of cyber-crime are complex and continue to evolve. There can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. Our internal computer systems and those of our contractors and consultants are vulnerable to damage or interruption from computer viruses, unauthorized or inappropriate access or use, natural disasters, pandemics (including COVID-19), terrorism, war (including the ongoing conflict in Ukraine), and telecommunication and electrical failures. Such events could cause interruption of our operations. For example, the loss of pre-clinical trial data or data from clinical trials for our product candidates could result in delays in our regulatory filings and development efforts, as well as delays in the commercialization of our products, and significantly increase our costs. To the extent that any disruption, security breach or unauthorized or inappropriate use or access to our systems were to result in a loss of or damage to our data, or inappropriate disclosure of confidential or proprietary information, including but not limited to patient, employee or vendor information, we could incur notification obligations to affected individuals and government agencies, liability, including potential lawsuits from patients, collaborators, employees, stockholders or other third parties and liability under foreign, federal and state laws that protect the privacy and security of personal information, and the development and potential commercialization of our product candidates could be delayed. or additional information, see the Risk Factor captioned "*We are subject to stringent and changing obligations related to privacy and security. Our actual or perceived failure to comply with such obligations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business.*"

Risks related to our common stock and general risks

An active trading market for our common stock may not be sustained.

Our common stock began trading on the Nasdaq Global Select Market on July 20, 2018. Given the limited trading history of our common stock, there is a risk that an active trading market for shares of our common stock may not be sustained. In the absence of an active trading market for shares of our common stock, our stockholders may not be able to sell their common stock at or above the price at which such stockholder acquired our common stock or at the time that they would like to sell.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock.

Our stock price has been and is likely to be volatile. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the price at which it was acquired. The market price for our common stock may be influenced by many factors, including:

- the success of competitive products or technologies;

- results of clinical trials of RP1 and our other product candidates or those of our competitors;

- regulatory or legal developments in the United States and other countries;

- developments or disputes concerning patent applications, issued patents or other proprietary rights;

- the recruitment or departure of key personnel;

- the level of expenses related to the development of RP1 and our other product candidates or clinical development programs;

- the results of our efforts to discover, develop, acquire or in-license additional product candidates or drugs;

- actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

- variations in our financial results or those of companies that are perceived to be similar to us;

- changes in the structure of healthcare payment systems;

- market conditions in the pharmaceutical and biotechnology sectors;

- general economic, industry and market conditions;

- political and economic instability, including the impact of COVID-19, the possibility of an economic recession, international hostilities including, but not limited to, the ongoing military conflict between Russia and Ukraine, acts of terrorism, governmental restrictions and sanctions, inflation, global supply chain disruptions, trade relationships and military and political alliances; and

- the other factors described in this "Risk factors" section.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly and annual operating results may fluctuate significantly in the future, which makes it difficult for us to predict our future operating results. From time to time, we may enter into license or collaboration agreements with other companies that include development funding and significant upfront and milestone payments and/or royalties, which may become an important source of our revenue. Accordingly, our revenue may depend on development funding and the achievement of development and clinical milestones under current and any potential future license and collaboration agreements and sales of our products, if approved. These upfront and milestone payments may vary significantly from period to period and any such variance could cause a significant fluctuation in our operating results from one period to the next.

In addition, we measure compensation cost for stock-based awards made to employees at the grant date of the award, based on the fair value of the award as determined by our board of directors, and recognize the cost as an expense over the employee's requisite service period. As the variables that we use as a basis for valuing these awards change over time, including, our underlying stock price and stock price volatility, the magnitude of the expense that we must recognize may vary significantly.

Furthermore, our operating results may fluctuate due to a variety of other factors, many of which are outside of our control and may be difficult to predict, including the following:

- timing and cost of, and level of investment in, research and development activities relating to our current and any future product candidates, which will change from time to time;

- the total expenses we incur in connection with equipping and operating our manufacturing facility;
- our ability to engage clinical trial sites in the U.S. and in foreign territories, obtain the approval for conducing our clinical trials in foreign territories from their regulatory authorities, as well as our ability to enroll the number of patients necessary in our clinical trials and the timing of enrollment;

- the cost of manufacturing our current and any future product candidates, which may vary depending on the FDA's and comparable foreign regulatory authorities' guidelines and requirements, the quantity of production and the terms of any agreements with manufacturers;

- expenditures that we will or may incur to acquire or develop additional product candidates and technologies;

- the timing and outcomes of clinical and preclinical studies for RP1 and our other product candidates or competing product candidates;

- competition from existing and potential future products that compete with RP1 and our other product candidates, and changes in the competitive landscape of our industry, including consolidation among our competitors or partners;

- any delays in regulatory review or approval of RP1 or our other product candidates;

- the level of demand for RP1 and our other product candidates, if approved, which may fluctuate significantly and be difficult to predict;

- the risk/benefit profile, cost and reimbursement policies with respect to our product candidates, if approved, and existing and potential future products that compete with RP1 and our other product candidates;

- our ability to commercialize RP1 and our other product candidates, if approved, inside and outside of the United States, either independently or working with third parties;

- the success of and our ability to establish and maintain collaborations, licensing or other arrangements;

- our ability to adequately support future growth;

- potential unforeseen business disruptions that increase our costs or expenses;

- political and economic instability, including the impact of COVID-19, the possibility of an economic recession, international hostilities, including, but not limited to, those resulting from the ongoing military conflict between Russia and Ukraine, acts of terrorism, governmental restrictions and sanctions, inflation, global supply chain disruptions, trade relationships and military and political alliances;

- future accounting pronouncements or changes in our accounting policies; and

- the changing and volatile global economic environment.

These factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue and/or earnings guidance we may provide.

We have broad discretion in how we use our cash, cash equivalents and investments, and may not use these resources effectively, which could affect our results of operations and cause our stock price to decline.

Our management has considerable discretion in the application of our cash, cash equivalents and investments. We intend to use our resources to fund our preclinical and clinical development programs as well as for general corporate purposes, including working capital requirements and other operating expenses. As a result, investors will be relying upon management's judgment with only limited information about our specific intentions for the use of our resources. We may use our resources for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest our cash, cash equivalents and investments in a manner that does not produce income or that loses value.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock, which may never occur, as the only way to realize any return on their investment.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the expiration of contractual or legal restrictions on resale lapse, the market price of our common stock could decline. These sales may make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate, or to use equity as consideration for future acquisition.

In addition, a significant number of shares of common stock that are either subject to outstanding options and restricted stock units, reserved for future issuance under our equity incentive plans or subject to outstanding warrants are eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 and Rule 701 under the Securities Act, including our ESPP if activated. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

Certain holders of shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration under the Securities Act of shares of our common stock pursuant to the amended and restated investors' rights agreement by and among us and certain of our stockholders. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the market price of our common stock.

We may sell up to $93.3 million of shares of our common stock in "at-the-market" offerings pursuant to a Sales Agreement entered into on June 23, 2022 with SVB Leerink LLC, or the 2022 Sales Agreement. The sale of a substantial number of shares of our common stock pursuant to the 2022 Sales Agreement, or anticipation of such sales, could cause the trading price of our common stock to decline or make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise desire. In addition, issuances of any shares of our common stock sold pursuant to the 2022 Sales Agreement will have a dilutive effect on our existing stockholders.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

To the extent that we raise additional capital through the sale of common stock or securities convertible, exercisable or exchangeable into common stock, our existing stockholders' interest will be diluted. Debt financing, if available, would increase our fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we are unable to raise additional funds through equity or debt financings when needed, we may be required to grant rights to develop and market one or more of our product candidates or technologies that we would otherwise prefer to develop and market ourselves.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies, or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

- increased operating expenses and cash requirements;

- the assumption of additional indebtedness or contingent liabilities;

- the issuance of our equity securities;

- assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

- the diversion of our management's attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

- retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

- risks and uncertainties associated with the other party to such a transaction, including the prospects of that party, their regulatory compliance status, and their existing products or product candidates and marketing approvals; and

- our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense or intangible asset impairment charges. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business. Any of the foregoing may materially harm our business, financial condition, results of operations, stock price and prospects.

Unfavorable market and economic conditions may have serious adverse consequences on our business, financial condition, results of operations, stock price and prospects.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. The most recent global financial crisis caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn could result in a variety of risks to our business, including a reduced ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the economic climate and financial market conditions could adversely impact our business.

Global financial markets have been experiencing extreme disruption in recent months, including, among other things, extreme volatility in securities prices. We are unable to predict the likely duration and severity of the current disruptions in financial markets and adverse economic conditions throughout the world. These economic developments affect businesses such as ours and those of third parties on which we rely in a number of ways that could result in unfavorable consequences to us. Current economic conditions or a deepening economic downturn in the United States and elsewhere may reduce our ability to access capital, which could negatively impact our short-term and long-term liquidity.

Although we are not aware of any downgrades, material losses, or other significant deterioration in the fair value of our cash equivalents or short-term investments, we cannot assure you that deterioration of the global credit and financial markets would not negatively impact our current portfolio of cash equivalents or short-term investments, or our ability to meet our financing objectives. Furthermore, our stock price may decline due, in part, to the volatility of the stock market and general economic downturns.

Exchange rate fluctuations may materially affect our results of operations and financial conditions.

Owing to the international scope of our operations, fluctuations in exchange rates, particularly between the U.S. dollar and the British pound and the euro, may adversely affect us. Although we are based in the United States, we have significant research and development operations in the United Kingdom, and source third-party manufacturing, consulting and other services in the United Kingdom and the European Union. As a result, our business and the price of our common stock may be affected by fluctuations in foreign exchange rates, which may have a significant impact on our results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place.

Unfavorable global economic conditions and geopolitical events could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including the ongoing conflict between Russia and Ukraine, terrorism or other geopolitical events. Sanctions imposed by the United States and other countries in response to such conflicts may also adversely impact our clinical trials, the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. A weak or declining economy or political disruption, including any international trade disputes, could disrupt or otherwise adversely impact our operations and those of third parties upon which we rely. Although we do not currently operate in Russia or Ukraine, if the conflict broadens it may impact countries or territories in which we do operate or intend to operate, which could have a negative impact on our ability to achieve our objectives or timelines.

The increasing focus on environmental sustainability and social initiatives could increase our costs, harm our reputation and adversely impact our financial results.

There has been increasing public focus by investors, customers, environmental activists, the media and governmental and nongovernmental organizations on a variety of environmental, social and other sustainability matters. We experience pressure to make commitments relating to sustainability matters that affect us, including the design and implementation of specific risk mitigation strategic initiatives relating to sustainability. If we are not effective in addressing environmental, social and other sustainability matters affecting our business, or setting and meeting relevant sustainability goals, our reputation and financial results may suffer. We may experience increased costs in order to execute upon our sustainability goals and measure achievement of those goals, which could have a materially adverse impact on our business and financial condition. In addition, this emphasis on environmental, social and other sustainability matters has resulted and may result in the adoption of new laws and regulations, including new reporting requirements. If we fail to comply with new laws, regulations or reporting requirements, our reputation and business could be adversely impacted.

The Hercules Loan and Security Agreement contains certain covenants that could adversely affect our operations and, if an event of default were to occur, we could be forced to repay any outstanding indebtedness sooner than planned and possibly at a time when we do not have sufficient capital to meet this obligation.

On October 6, 2022 we and certain of our subsidiaries entered into a Loan and Security Agreement, or the Loan Agreement with Hercules Capital, Inc., or Hercules, in its capacity as administrative agent and collateral agent and as a lender. The Hercules Loan Agreement contains certain affirmative and negative covenants that could prevent us from taking certain actions without the consent of our lenders. These covenants may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our stockholders. The Hercules Loan Agreement also contains customary affirmative and negative covenants that, among other things, may limit our ability, subject to certain exceptions, to incur indebtedness, grant liens, enter into a merger or consolidation, enter into transactions with affiliates, or sell all or a portion of our property, business or assets. The Hercules Loan Agreement contains customary events of default. Upon the occurrence and continuation of an event of default, all amounts due under the Hercules Loan Agreement become (in the case of an insolvency or bankruptcy event), or may become (in the case of all other events of default and at the option of Hercules), immediately due and payable. If an event of default under the Hercules Loan Agreement should occur, we could be required to immediately repay any outstanding indebtedness. If we are unable to repay such debt, the lenders would be able to foreclose on the secured collateral, including our cash accounts, and take other remedies permitted under the Hercules Loan Agreement. Even if we are able to repay any indebtedness on an event of default, the repayment of these sums may significantly reduce our working capital and impair our ability to operate as planned.

Item 1B.   Unresolved staff comments

None.

Item 2.   Properties

Our corporate headquarters are located in Woburn, Massachusetts, where we occupy approximately 18,712 square feet pursuant to a lease expiring in 2029, with an option to extend by an additional five years. We also lease an approximately 12,000 square-foot facility in Oxfordshire, United Kingdom, containing research and development, laboratory and office space. This lease expires in April 2031 and we have the right to terminate it in April 2026. In October 2021 and March 2023, the Company entered into additional agreements to lease approximately 2,951 and 2,058 square feet, respectively, of research and development, office and laboratory space in Abingdon, Oxfordshire, United Kingdom. These lease agreements are both for five years and expire in October 2026 and March 2028, respectively, with no right to renewal.

In June 2018, we entered into an agreement to lease approximately 63,000 square feet of office, manufacturing and laboratory space in Framingham, Massachusetts. Pursuant to the lease agreement, the lease term commenced in December 2018 and the rent commenced in August 2019. The initial lease term is ten years from the rent commencement date and includes two optional five-year extensions.

We believe that our current facilities are suitable and adequate to meet our current and planned needs. Our leases can be renewed, and we believe that suitable alternative spaces will be available as needed in the future, on commercially reasonable terms. We do not own any real property.

Item 3.   Legal proceedings

We are not currently a party to any material legal proceedings.

Item 4.   Mine safety disclosures

Not applicable.

Item 5. Market for registrant's common equity, related stockholder matters and issuer purchases of equity securities

Our common stock has been listed on the Nasdaq Global Select Market under the symbol "REPL" since July 20, 2018. Prior to that date, there was no public trading market for our common stock.

Holders of common stock

As of the close of business on May 15, 2023, there were approximately 15 holders of record of our common stock. This number does not reflect beneficial owners whose shares are held in street name.

Dividend policy

We have never declared or paid any dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, business prospects, general business conditions and other factors that our board of directors may deem relevant.

Securities authorized for issuance under equity compensation plans

Information regarding our equity compensation plans and the securities authorized for issuance thereunder is set forth herein under Part III, Item 12 below.

Recent sales of unregistered securities

None.

Purchases of equity securities by the Issuer and affiliated purchasers

None.

Item 6. Reserved

Item 7. Management's discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes and other financial information included elsewhere in this Annual Report on Form 10-K. In addition to historical information, some of the statements contained in this discussion and analysis or set forth elsewhere in this Annual Report on Form 10-K, including information with respect to our plans and strategy for our business, constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements on our current expectations and projections about future events. The following information and any forward-looking statements should be considered in light of factors discussed elsewhere in this Annual Report on Form 10-K, particularly including those risks identified in Part I, Item 1A "Risk factors" and our other filings with the SEC.

We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this Annual Report on Form 10-K. Statements made herein are as of the date of the filing of this Annual Report on Form 10-K with the SEC and should not be relied upon as of any subsequent date. Even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Annual Report on Form 10-K, they may not be predictive of results or developments in future periods. We disclaim any obligation, except as specifically required by law and the rules of the SEC, to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Overview

We are a clinical-stage biotechnology company committed to applying our leading expertise in the field of oncolytic immunotherapy to transform the lives of cancer patients through our novel tumor-directed oncolytic immunotherapies. Our proprietary tumor-directed oncolytic immunotherapy product candidates are designed and intended to maximally activate the immune system against cancer.

Oncolytic immunotherapy is an emerging drug class, which we intend to establish as the second cornerstone of immune-based cancer treatments, alongside checkpoint blockade. Oncolytic immunotherapy exploits the ability of certain viruses to selectively replicate in and directly kill tumors, as well as induce a potent, patient-specific, anti-tumor immune response. Our product candidates incorporate multiple mechanisms of action into a practical "off-the-shelf" approach that is intended to maximize the immune response against a patient's cancer and to offer significant advantages over other approaches of inducing anti-tumor immunity, including personalized vaccine approaches. We believe that the bundling of multiple approaches for the treatment of cancer into single therapies will simplify the development path of our product candidates, while also improving patient outcomes at a lower cost to the healthcare system than the use of multiple different drugs.

Financial

Since our inception, we have devoted substantially all of our resources to developing our proprietary RPx platform, building our intellectual property portfolio, conducting research and development of our product candidates, business planning, raising capital and providing selling, general and administrative support for our operations. To date, we have incurred significant operating losses and we have financed our operations primarily with proceeds from the sale of equity securities and to a lesser extent the proceeds from the issuance of debt securities. Our ability to generate product revenue sufficient to achieve profitability will depend on the successful development and eventual commercialization of one or more of our product candidates. We do not have any products approved for sale and have not generated any revenue from product sales.

Since our initial public offering, or IPO, on July 20, 2018, we have raised an aggregate of approximately $849.1 million in net proceeds to fund our operations, of which $101.2 million was from our IPO, $706.0 million was from four separate follow-on offerings, or the Public Offerings, that we closed in November 2019, June 2020, October 2020 and December 2022, respectively, and $41.9 million was from at-the-market offerings. We sold 7,407,936 shares of common stock in our IPO, an aggregate of 20,430,480 shares of our common stock and pre-funded warrants to purchase 9,484,238 shares of common stock in the Public Offerings, and 2,313,997 shares of common stock through our at-the-market facilities.

Our net losses were $174.3 million and $118.0 million for the years ended March 31, 2023 and 2022, respectively. As of March 31, 2023, we had an accumulated deficit of $485.5 million. These losses have resulted primarily from costs incurred in connection with research and development activities and selling, general and administrative costs associated with our operations. We expect to continue to incur significant expenses and increasing operating losses for the next several years and our ability to generate product revenue sufficient to achieve profitability will depend on the successful development and commercialization of one or more of our product candidates.

We anticipate that our expenses and capital requirements will increase substantially in connection with our ongoing activities, particularly as we advance the clinical trials, development and pre-commercial activities related to our RPx platform product candidates, and if and as we:

- conduct our current and future clinical trials with RP1, RP2 and RP3;
- further preclinical development of our platform;
- operate our in-house manufacturing facility;
- seek to identify and develop additional product candidates;
- seek marketing approvals for any of our product candidates that successfully complete clinical trials, if any;
- establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;
- until our manufacturing facility is fully validated, continued limited manufacturing by third parties for clinical development;
- maintain, expand and protect our intellectual property portfolio;
- hire and retain additional clinical, quality control, scientific and selling, general and administration personnel;
- acquire or in-license other drugs, technologies or intellectual property rights; and
- add operational, financial and management information systems and personnel, including personnel to support our research and development programs, any future commercialization efforts and operations as a public company.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of March 31, 2023, we had cash and cash equivalents and short-term investments of $583.4 million. We believe that our existing cash and cash equivalents and short-term investments will enable us to fund our operating expenses and capital expenditure requirements through at least 12 months from the issuance of the consolidated financial statements included in this Annual Report on Form 10-K.

See "— Liquidity and capital resources" and "Risk factors — Risks related to our financial position and need for additional capital."

The COVID-19 pandemic

We are continuing to monitor the global outbreak and spread of COVID-19 and, throughout the pandemic, have implemented measures designed to comply with applicable federal, state and local guidelines, as well as care for our employee's health and well-being. We will continue to examine our protocols as the pandemic and health guidance evolves. The COVID-19 pandemic continues to affect the United States and global economies and has affected and may continue to affect our operations and those of third parties on which we rely, including by causing disruptions in our raw material and anti-PD-1 supply, the manufacturing of our product candidates and our commercialization processes. In addition, timing of patient enrollment and treatment in certain of our ongoing clinical studies has been impacted by the pandemic. However, the extent of these delays is currently unknown and has and will likely continue to vary by clinical study. In addition, we may incur unforeseen costs as a result of disruptions in raw material supplies, clinical product supplies, and preclinical studies or clinical trial delays. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning COVID-19, the actions taken in an effort to contain it or to potentially treat or continue to vaccinate against COVID-19 and the economic impact on local, regional, national and international markets. We continue to actively monitor this situation and the possible effects on our financial condition, liquidity, operations, suppliers, supplies, industry and workforce.

Components of our results of operations

Revenue

To date, we have not generated any revenue from product sales as we do not have any approved products and do not expect to generate any revenue from the sale of products in the near future. If our development efforts for RP1 or any other product candidates that we may develop in the future are successful and result in regulatory approval, or if we enter into collaboration or license agreements with third parties, we may generate revenue in the future from a combination of product sales or payments from those collaborations or license agreements.

Operating expenses

Research and development expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our discovery efforts and the development of our product candidates, and include:

- expenses incurred under agreements with third parties, including clinical research organizations, or CROs, that conduct research, preclinical activities and clinical trials on our behalf as well as contract manufacturing organizations, or CMOs, that manufacture our raw materials and/or product candidates for use in our preclinical and clinical trials;

- salaries, benefits and other related costs, including stock-based compensation expense, for personnel engaged in research and development functions;

- costs of outside consultants engaged in research and development functions, including their fees, stock-based compensation and related travel expenses;

- the costs of laboratory supplies and acquiring, developing and manufacturing preclinical study and clinical trial materials;

61

- costs related to compliance with regulatory requirements in connection with the development of our product candidates; and

- facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

We expense research and development costs as incurred. We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in our consolidated financial statements as prepaid or accrued research and development expenses.

Our direct external research and development expenses are tracked on a program-by-program basis and consist of costs, such as fees paid to consultants, contractors, CMOs, and CROs in connection with our preclinical and clinical development activities. We do not allocate personnel costs, costs associated with our discovery efforts, laboratory supplies or other indirect costs, to specific product development programs because these costs are deployed across multiple product development programs and, as such, are not separately classified. Non-employee costs associated with our manufacturing facility including depreciation, amortization and facility costs are appropriately allocated to development programs based on the percentage of time spent per program.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to increase for the foreseeable future as we continue enrollment and initiate additional clinical trials and continue to discover and develop additional product candidates. The successful development and commercialization of our product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with product development and commercialization, including the following:

- the scope, rate of progress, expense and results of our ongoing clinical trials, as well as future clinical trials or other product candidates and other research and development activities that we may conduct;

- the number and scope of preclinical and clinical programs we decide to pursue;

- our ability to maintain our current research and development programs and to establish new ones;

- uncertainties in clinical trial design;

- the rate of enrollment in clinical trials;

- the successful completion of clinical trials with safety, tolerability, and efficacy profiles that are satisfactory to the FDA or any comparable foreign regulatory authority;

- the receipt of regulatory approvals from applicable regulatory authorities;

- our success in operating our manufacturing facility, or securing manufacturing supply through relationships with third parties;

- our ability to obtain and maintain patents, trade secret protection, and regulatory exclusivity, both in the United States and internationally;

- our ability to maintain, expand and protect our rights in our intellectual property portfolio;

- the commercialization of our product candidates, if and when approved;

- the acceptance of our product candidates, if approved, by patients, the medical community, and third-party payors;

- our ability to successfully develop our product candidates for use in combination with third-party products or product candidates;

- negative developments in the field of immuno-oncology;

- competition with other products; and

- significant and changing government regulation and regulatory guidance.

A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those that we anticipate will be required for the completion of clinical development of a product candidate, or if we experience significant trial delays due to patient enrollment or other reasons, we could be required to expend significant additional financial resources and time on the completion of clinical development. We may never succeed in obtaining regulatory approval for any of our product candidates.

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation, for personnel in our executive, finance, corporate, commercial, and business development and administrative functions. Selling, general and administrative expenses also include professional fees for legal, patent, accounting, auditing, tax and consulting services, pre-commercial planning, marketing and strategic planning, business development, travel expenses, and facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

We expect that our selling, general and administrative expenses will continue to increase in the future as we increase our selling, general and administrative headcount to support our continued research and development and pre-launch activities to prepare for potential commercialization of our product candidates. We also expect to continue to incur increased expenses, including accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements; director and officer insurance costs; and investor and public relations costs.

Other income (expense), net

Research and development incentives

Research and development incentives consists of reimbursements of research and development expenditures. We participate, through our subsidiary in the United Kingdom, in the research and development program provided by the United Kingdom tax relief program, such that a percentage of up to 14.5% of our qualifying research and development expenditures are reimbursed by the United Kingdom government, and such incentives are reflected as other income.

Investment income

Investment income consists of income earned on our cash and cash equivalents and short-term investments.

Interest expense on finance lease liability

Interest expense on finance lease liability consists of amortization of finance charges under our financing lease.

Interest expense on debt obligations

Interest expense on debt obligations consists of the amortization of debt discount and cash paid for interest under the Hercules Loan Agreement.

Other income (expense), net

Other income (expense), net consists primarily of realized and unrealized foreign currency transaction gains and losses.

Income taxes

During the year ended March 31, 2023, the Company recorded an income tax provision of $0.3 million related to U.S. current taxes primarily due to the transfer pricing arrangement between the U.S. and the U.K., as well as unfavorable adjustments related to stock compensation, resulting in U.S. taxable income reduced by certain prior year available net operating losses.

During the year ended March 31, 2022, the Company recorded no income tax benefit for the net operating losses incurred due to the uncertainty of the realization of such losses.

Results of operations

Comparison of the years ended March 31, 2023 and 2022

The following table summarizes our results of operations for the years ended March 31, 2023 and 2022:

	Year Ended March 31,		Change	
	2023	2022	$	%
		(Amounts in thousands)		
Operating expenses:				
Research and development	$ 126,527	$ 79,545	$ 46,982	59 %
Selling, general and administrative	50,553	38,769	11,784	30 %
Total operating expenses	177,080	118,314	58,766	50 %
Loss from operations	(177,080)	(118,314)	(58,766)	50 %
Other income (expense):				
Research and development incentives	2,914	3,170	(256)	(8)%
Investment income	10,006	390	9,616	2466 %
Interest expense on finance lease liability	(2,197)	(2,223)	26	(1)%
Interest expense on debt obligations	(1,963)	—	(1,963)	(100)%
Other (expense) income	(5,676)	(1,059)	(4,617)	436 %
Total other income (expense), net	3,084	278	2,806	1009 %
Loss before income taxes	$ (173,996)	$ (118,036)	$ (55,960)	47 %
Income tax provision	288	—	288	(100)%
Net loss	$ (174,284)	$ (118,036)	$ (56,248)	48 %

Research and development expenses

Research and development expenses for the year ended March 31, 2023 were $126.5 million, compared to $79.5 million for the year ended March 31, 2022. The following table summarizes our research and development expenses for the years ended March 31, 2023 and 2022:

	Year Ended March 31,		Change	
	2023	2022	$	%
Direct research and development expenses by program:				
RP1	39,641	16,291	23,350	143 %
RP2	3,632	13,958	(10,326)	(74)%
RP3	13,349	1,227	12,122	988 %
Unallocated research and development expenses:				
Personnel related (including stock-based compensation)	53,634	37,528	16,106	43 %
Other	16,271	10,541	5,730	54 %
Total research and development expenses	$ 126,527	$ 79,545	$ 46,982	59 %

The change in our direct research and development expenses between our product candidates is primarily associated with technology transfer from RP2 to RP3, process development, qualification and comparability of our in-house manufactured materials compared to our third-party manufactured materials in readiness for utilizing our product candidates made at our in-house manufacturing facility in our clinical development programs and preparation for potential commercial manufacture, if approved.

The increase in RP1 is primarily the result of an increase in our number of clinical trial sites and patient enrollment as compared to the prior year, and a reduction of $5.7 million of costs sharing in the CERPASS trial from Regeneron during the current period as discussed in Note 12 to the consolidated financial statements appearing elsewhere in this Annual Report. During the second half of the year, manufacturing shifted focus to validation batches for RP1, which is the driver of the change in program costs year over year.

The increase of $21.8 million in our unallocated expenses was due primarily to a $16.1 million increase in personnel-related costs, including a $14.6 million increase in payroll and fringe benefits and a stock-based compensation increase of $1.5 million. The increase in personnel-related costs largely reflected the hiring of additional personnel in our research and development functions as we expand the development plan in multiple indications. Personnel related costs for the years ended March 31, 2023 and 2022 included stock-based compensation expense of $10.1 million and $8.6 million, respectively.

Additionally, the increase in other expenses is primarily driven by an increase of $2.6 million in consulting costs across our platform and a $0.9 million of increased costs related to our manufacturing facility and related lease costs.

Selling, general and administrative expenses

Selling, general and administrative expenses were $50.6 million for the year ended March 31, 2023, compared to $38.8 million for the year ended March 31, 2022. The increase of $11.8 million is primarily the result of an increase of $5.9 million in personnel related costs, including a stock-based compensation increase of $2.4 million, an increase of $3.5 million in payroll and fringe benefits. The increase in personnel related costs was driven by the continued hiring of additional personnel in our selling, general and administrative functions, focusing on additional pre-launch planning and initial build of the Company's commercial infrastructure, which accounts for approximately $1.2 million of the increase compared to prior year. Additionally, there is an increase of $4.9 million in other variable costs which is driven by external spend increases for sales and marketing programs, advertising and market research.

Total other income (expense), net

Other income for the year ended March 31, 2023 was $3.1 million compared to $0.3 million for the year ended March 31, 2022. The net change of $2.8 million is primarily attributable to an increase of $9.6 million in investment income in the current year as compared to the prior year. This increase was somewhat offset by a $4.6 million increase in expense due to the changes in foreign exchange rates of the Great British Pound to United States Dollar, as well as an increase in expense of $2.0 million as a result of interest expense on debt obligations.

Income tax provision

Income tax provision for the year ended March 31, 2023 was $0.3 million compared to $0.0 million for the year ended March 31, 2022. The income tax provision for the current year is attributable to U.S. current taxes primarily due to the transfer pricing arrangement between the U.S. and the U.K., as well as unfavorable adjustments related to stock compensation, resulting in U.S. taxable income reduced by certain prior year available net operating losses.

Liquidity and capital resources

Since our inception, we have not generated any revenue from product sales and have incurred significant operating losses and negative cash flows from our operations. We have not yet commercialized any of our product candidates, which are in various phases of preclinical and clinical development, and we do not expect to generate revenue from sales of any products for the foreseeable future, if at all.

Sources of liquidity

To date, we have financed our operations primarily with proceeds from the sale of equity securities and, to a lesser extent, proceeds from borrowing under a secured loan facility. Through March 31, 2023, we had received net proceeds of $935.9 million through the sale of equity securities, as well as net $27.8 million from our incurrence of debt under the Hercules Loan Agreement. As of March 31, 2023, we had cash and cash equivalents and short-term investments of $583.4 million.

Cash flows

The following table summarizes our cash flows for each of the periods presented:

	Year Ended March 31,		
	2023		2022
	(Amounts in thousands)		
Net cash used in operating activities	$	(128,050) $	(82,180)
Net cash (used in) investing activities		(142,502)	(1,806)
Net cash provided by financing activities		311,303	6,598
Effect of exchange rate changes on cash and cash equivalents		(109)	818
Net increase (decrease) in cash and cash equivalents	$	40,642 $	(76,570)

Operating activities

During the year ended March 31, 2023, net cash used in operating activities was $128.1 million, primarily resulting from our net loss of $174.3 million, partially offset by non-cash charges of $31.1 million, consisting primarily of stock-based compensation expense of $28.1 million, and an increase in cash of $15.1 million related to changes in our operating assets and liabilities. Changes in our operating assets and liabilities for the year ended March 31, 2023 consisted primarily of a $11.4 million increase in accrued expenses and other current liabilities, a net $2.4 million change in operating and financing right-of-use assets and lease liabilities, and a $2.0 million increase in accounts payable.

During the year ended March 31, 2022, net cash used in operating activities was $82.2 million, primarily resulting from our net loss of $118.0 million, partially offset by non-cash charges of $28.6 million, consisting of stock-based compensation expense of $24.3 million and $4.4 million of expense related to depreciation and amortization and net amortization of premiums and discounts on short-term investments, and an increase in cash of $7.2 million related to changes in our operating assets and liabilities. Changes in our operating assets and liabilities for the year ended March 31, 2022 consisted primarily of a $4.7 million increase in accrued expenses and other current liabilities, a net $2.5 million change in operating and financing right-of-use assets and lease liabilities, a $1.1 million increase in accounts payable and a $0.8 million increase in prepaid expenses and other current assets, as well as a $0.2 million increase in research and development incentives receivable from the United Kingdom government due to the timing and amount of qualifying expenditures.

Investing activities

During the year ended March 31, 2023, net cash used in investing activities was $142.5 million, consisting of $583.4 million in purchases of available for sale securities and $2.3 million in purchases of property, plant and equipment, offset by $443.2 million in proceeds from sales and maturities of short-term investments.

During the year ended March 31, 2022, net cash used in investing activities was $1.8 million, consisting of $255.7 million in purchases of available for sale securities and $2.3 million in purchases of property, plant and equipment, offset by $256.3 million in proceeds from sales and maturities of short-term investments.

Financing Activities

During the year ended March 31, 2023, net cash provided by financing activities was $311.3 million, consisting primarily of $149.9 million in proceeds from the issuance of common stock, $92.8 million from the issuance of pre-funded warrants to purchase common stock, $37.4 million from the issuance of common stock through sales under our at-the-market facilities, $28.2 million in proceeds from the incurrence of debt under the Hercules Loan Agreement, as well as approximately $3.4 million in proceeds from the exercise of stock options.

During the year ended March 31, 2022, net cash provided by financing activities was $6.6 million, consisting primarily of $6.9 million in proceeds from the exercise of stock options.

Funding requirements

Our plan of operation is to continue implementing our business strategy, continue research and development of our RPx platform, and continue to expand our research pipeline and our internal research and development capabilities. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities and clinical trials of our product candidates and if and as we:

- conduct our current and future clinical trials with RP1, RP2 and RP3;
- further preclinical development of our RPx platform;
- operate, qualify and maintain our in-house manufacturing facility and qualify and maintain our product candidates made therein for use in our clinical trials;
- seek to identify and develop additional product candidates;
- seek marketing approvals for any of our product candidates that successfully complete clinical trials, if any;
- establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;
- until our planned manufacturing facility is fully validated, continued limited manufacturing by third parties for clinical development;
- maintain, expand and protect our intellectual property portfolio;
- acquire or in-license other drugs, technologies or third-party intellectual property; and

- add operational, financial and management information systems and personnel, including personnel to support our research and development programs, any future commercialization efforts and operations as a public company.

As of March 31, 2023, we had cash and cash equivalents and short-term investments of $583.4 million. Based on our current operating plan, we believe that our existing cash, cash equivalents and short-term investments as of March 31, 2023, will enable us to fund operations into the second half of calendar year 2025.

Because of the numerous risks and uncertainties associated with the development of RP1 and other product candidates and programs, and because the extent to which we may enter into collaborations with third parties for development of our product candidates is unknown, we are unable to estimate the timing and amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. Our future capital requirements will depend on many factors, including those described in this section and above under "— Operating expenses — Research and development expenses."

Developing novel biopharmaceutical products, including conducting preclinical studies and clinical trials, is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval for any product candidates or generate revenue from the sale of any products for which we may obtain marketing approval. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of therapies that we do not expect to be commercially available for many years, if ever. Accordingly, we will need to obtain substantial additional funds to achieve our business objectives.

Adequate additional funds may not be available to us on acceptable terms, or at all. We do not currently have any committed external source of funds. To the extent that we raise additional capital through the sale of our equity or convertible debt securities, our shareholders' interest may be diluted, and the terms of these securities may include liquidation or other preferences and anti-dilution protections that could adversely affect the rights of our common stockholder. Additional debt or preferred equity financing, if available, may involve agreements that include restrictive covenants that may limit our ability to take specific actions, such as incurring debt, adversely impact our ability to conduct our business, and may require the issuance of warrants, which could potentially dilute your ownership interest.

If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technology, future revenue streams, research programs, or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or collaborations, strategic alliances or licensing arrangements with third parties when needed, we may be required to delay, limit, reduce and/or terminate our product development programs or any future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual obligations and commitments

We have entered into arrangements that contractually obligate us to make payments that will affect our liquidity and cash flows in future periods. Our contractual obligations include those related to our operating and financing leases, long-term debt, as well as costs associated with contracts entered into in the normal course of business with CROs, CMOs and other third parties for clinical trials and preclinical research studies and testing.

Lease Commitments

As of March 31, 2023, the aggregate amount of future lease payments is approximately $56.6 million, with $3.8 million due within one year. For additional information on our leases and timing of future payments, see Note 13 *Commitments and contingencies,* of the "notes to Consolidated Financial Statements" contained in Part II, Item 8 of this Annual Report on Form 10-K.

Loan Agreement

Our commitments due for our term loan under our arrangement with Hercules include principal payments of $30.0 million as of March 31, 2023. Borrowings under the term loan agreement are repayable in monthly interest-only payments through September 2026, and the agreement has a maturity date of October 2027. Our remaining commitments, based on our current draws, are due through October 2027, and include principal and interest payments of $43.8 million, and an additional fee upon maturity of the loan of $1.5 million. See Note 7, *Long term debt*, of the "notes to Consolidated Financial Statements" contained in Part II, Item 8 of this Annual Report on Form 10-K for further discussion of the Hercules term loan.

Other Obligations

Manufacturing and research commitments include agreements that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. As of March 31, 2023, the aggregate amount of non-cancelable purchase obligations related to such manufacturing commitments are approximately $1.0 million and all of this balance is due within one year.

Collaborations

BMS

In February 2018, we entered into a Clinical Trial Collaboration and Supply Agreement with Bristol-Myers Squibb Company, or BMS. Pursuant to the agreement, BMS is providing to us, at no cost, nivolumab, its anti-PD-1 therapy, for use in combination with RP1 in our ongoing Phase 1/2 clinical trial. Under the agreement, we will sponsor, fund and conduct the clinical trial in accordance with an agreed-upon protocol. BMS granted us a non-exclusive, non-transferrable, royalty-free license (with a right to sublicense) under its intellectual property to use nivolumab in the clinical trial and has agreed to supply nivolumab, at no cost to us, for use in the clinical trial. Both parties will own the study data produced in the clinical trial, other than study data related solely to nivolumab, which will belong solely to BMS, or study data related solely to RP1, which will belong solely to us. In January 2020, this agreement was expanded to cover an additional cohort of 125 patients with anti-PD-1 failed melanoma.

Unless earlier terminated, the agreement will remain in effect until (i) the completion of the clinical trial, (ii) all related clinical trial data have been delivered to both parties and (iii) the completion of any statistical analyses and bioanalyses contemplated by the clinical trial protocol or any analysis otherwise agreed upon by the parties. The agreement may be terminated by either party (x) in the event of an uncured material breach by the other party, (y) in the event the other party is insolvent or in bankruptcy proceedings or (z) for safety reasons. Upon termination, the licenses granted to us to use nivolumab in the clinical trial will terminate. The agreement contains representations, warranties, undertakings and indemnities customary for a transaction of this nature.

In April 2019, we entered into a separate agreement with BMS on terms similar to the terms set forth in the agreement described above, pursuant to which BMS will provide, at no cost to us, nivolumab for use in our Phase 1 clinical trial of RP2 in combination with nivolumab.

Regeneron

In May 2018, we entered into a Master Clinical Trial Collaboration and Supply Agreement with Regeneron. Pursuant to the agreement we agreed to undertake one or more clinical trials with Regeneron for the administration of our product candidates in combination with cemiplimab, an anti-PD-1 therapy developed by Regeneron, across multiple solid tumor types, the first of which is our ongoing Phase 2 clinical trial testing RP1 in combination with cemiplimab versus cemiplimab alone in patients with CSCC. Each clinical trial will be conducted pursuant to an agreed study plan which, among other things, will identify the name of the sponsor and which party will manage the particular study, and include the protocol, the budget and a schedule of clinical obligations. The first study plan related to the Phase 2 clinical trial in CSCC has been agreed.

Pursuant to the terms of the agreement, each party granted the other party a non-exclusive license of their respective intellectual property and agreed to contribute the necessary resources needed to fulfill their respective obligations, in each case, under the terms of agreed study plans. Development costs of an agreed study plan will be split equally. In July 2022, Regeneron informed the Company that the costs of the study have reached the initial budget for the initial study plan of June 2018 and that Regeneron's reimbursement of CERPASS study costs to the Company have completed in the period ending June 30, 2022 in relation to the initial study budget. As a result of this notice from, and the ongoing communications with, Regeneron, we have not recorded any cost-sharing reimbursements from Regeneron in prepaid expenses and other current assets in the consolidated balance sheet or as an offset to research and development expense within the consolidated statement of operations since Regeneron informed us that Regeneron's reimbursement of CERPASS study costs have completed. The Company does not expect any further reimbursements from Regeneron related to the initial study plan of June 2018. The agreement contains representations, warranties, undertakings and indemnities customary for a transaction of this nature. The agreement also contains certain time-based covenants that restrict us from entering into a third-party arrangement with respect to the use of our product candidates in combination with an anti-PD-1 therapy and that restrict Regeneron from entering into a third-party arrangement with respect to the use of cemiplimab in combination with an HSV-1 virus, in each case, for the treatment of a tumor type that is the subject of a clinical trial to which the covenants apply. Unless otherwise mutually agreed in a future study plan, these covenants are only applicable to our ongoing Phase 2 clinical trial in CSCC.

The agreement may be terminated by either party if (i) there is no active study plan for which a final study report has not been completed and the parties have not entered into a study plan for an additional clinical trial within a period of time after the delivery of the most recent final study report or (ii) in the event of a material breach.

Roche

In December 2022, we entered into a Master Clinical Trial Collaboration and Supply Agreement with Roche in relation to our RP2 and RP3 programs in colorectal cancer, or CRC, and hepatocellular carcinoma, or HCC. Under the agreement, the companies will collaborate in 30 patient cohort signal finding studies in third-line, or 3L, CRC and in first- and second-line, or 1L and 2L, respectively, HCC. Under the terms of the agreement, the companies will share costs and Roche will supply its currently approved drugs, atezolizumab and bevacizumab for 2L HCC and 3L CRC combined with RP3. Roche will also supply atezolizumab and bevacizumab for 1L HCC combined with RP3, and for 3L CRC combined with RP2. We have retained the responsibility of operating the clinical trials as well as retaining all the rights to the development and commercialization of our product candidates. The agreement may be terminated by either party upon sixty (60) days prior written notice to the other party.

Critical accounting policies and estimates

Our management's discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, costs and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in greater detail in Note 2 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Accrued research and development expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments. We make estimates of our accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to us at that time. Examples of estimated accrued research and development expenses include fees paid to:

- CROs in connection with performing research activities and conducting preclinical studies and clinical trials on our behalf;

- CMOs in connection with the production of preclinical and clinical trial materials;

- investigative sites or other service providers in connection with clinical trials;

- vendors in connection with preclinical and clinical development activities; and

- vendors related to product manufacturing and development and distribution of preclinical and clinical supplies.

We base our expenses related to preclinical studies and clinical trials on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple CMOs and CROs that supply, conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or the amount of prepaid expenses accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed and/or timing of receiving invoices for actual services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Stock-based compensation

We issue stock-based awards to employees, directors, consultants and non-employees in the form of stock options and restricted stock units. We measure such stock-based awards in accordance with ASC 718, *Compensation — Stock Compensation*, which requires all stock-based awards to be recognized in the consolidated statements of operations and comprehensive loss based on their fair value on the date of the grant and the related compensation expense for those awards is recognized over the requisite service period, which is generally the vesting period of the respective award. We have, to date, only issued stock-based awards with service-based vesting conditions and record the expense for these awards using the straight-line method. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option, and our expected dividend yield. See Note 10 of the "Notes to Consolidated Financial Statements" contained in Part II, Item 8 of this Annual Report on Form 10-K for more information. Forfeitures are accounted for as they occur. The fair value of each stock-based award is estimated on the date of grant based on the fair value of our common stock on that same date.

We classify stock-based compensation expense in our consolidated statements of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

Recently issued accounting pronouncements

Refer to Note 2, summary of significant accounting policies of the "Notes to Consolidated Financial Statements" contained in Part II, Item 8 of this Annual Report on Form 10-K for a description of recent accounting pronouncements that are applicable to our business and may potentially have an impact on our financial position and results of operations.

Emerging growth company status

As an "emerging growth company," the Jumpstart Our Business Startups Act of 2012 permits us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have irrevocably elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards when they are required to be adopted by public companies that are not emerging growth companies.

Item 7A.   Quantitative and qualitative disclosures about market risks

Interest rate sensitivity

As of March 31, 2023, we had cash and cash equivalents and short-term investments of $583.4 million, which consisted of cash equivalents, U.S. Treasury securities and U.S. government agency securities. Interest income is sensitive to changes in the general level of interest rates; however, due to the nature of these investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our investment portfolio.

Foreign currency exchange risk

Our headquarters are located in the United States, where the majority of our selling, general and administrative expenses are incurred in U.S. dollars. The majority of our research and development costs are incurred by our subsidiary in Oxfordshire, United Kingdom, whose functional currency is the British pound. We are exposed to foreign exchange rate risk. During the years ended March 31, 2023 and 2022, we recognized a net foreign currency transaction losses of $5.7 million and $1.1 million, respectively. These losses are primarily related to unrealized and realized foreign currency gains and losses as a result of transactions entered into by our United Kingdom subsidiary in currencies other than the British pound, primarily the euro. These foreign currency transaction losses were recorded as a component of other income (expense), net in our consolidated statements of operations. We believe that a 10% change in the exchange rate between the British pound and the euro would not have a material impact on our financial position or results of operations.

As we continue to grow our business, our results of operations and cash flows will be subject to fluctuations due to changes in foreign currency exchange rates, which could adversely impact our results of operations. To date, we have not entered into any foreign currency hedging contracts to mitigate our exposure to foreign currency exchange risk.

Item 8.   Financial statements and supplementary data

See the consolidated financial statements filed as part of this Annual Report on Form 10-K as listed under Item 15 below.

Item 9.   Changes in and disagreements with accountants on accounting and financial disclosures

None.

Item 9A.   Controls and procedures

Evaluation of disclosure controls and procedures

The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, refers to controls and procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to a company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of March 31, 2023. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of March 31, 2023.

In designing and evaluating our disclosure controls and procedures, management recognizes that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a control system, misstatements due to error or fraud may occur and not be detected.

Management's report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(i)   pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii)   provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company has assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2023. In making its assessment of internal control over financial reporting, management used the criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the

Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2023.

This annual report does not include an audit report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to audit by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report on Form 10-K.

Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting during the fourth quarter of the fiscal year ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Jurisdictions That Prevent Inspections

Not Applicable.

PART III

Item 10.   **Directors, executive officers and corporate governance**

The text of our Code of Business Conduct and Ethics, which applies to our directors and employees (including our principal executive officer, principal financial officer, and principal accounting officer or controller, and persons performing similar functions), is posted in the "Corporate Governance" section of our website, www.replimune.com. A copy of the Code of Business Conduct and Ethics can be obtained free of charge on our website. We intend to disclose on our website any amendments to, or waivers from, our Code of Business Conduct and Ethics that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission and Nasdaq. The information contained on our website is not considered part of, or incorporated by reference into, this Annual Report on Form 10-K or any other filing that we make with the Securities and Exchange Commission.

The remaining information required under this item is incorporated herein by reference to our definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of our fiscal year ended March 31, 2023.

Item 11.   **Executive compensation**

The information required under this item is incorporated herein by reference to our definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange commission not later than 120 days after the close of our fiscal year ended March 31, 2023.

Item 12.   **Security ownership of certain beneficial owners and management and related stockholder matters**

Securities authorized for issuance under equity compensation plans

The following table provides information as of March 31, 2023, regarding our common stock that may be issued under (1) the 2017 Equity Compensation Plan, or the 2017 Plan; (2) the 2018 Omnibus Incentive Compensation Plan, or the 2018 Plan; or (3) the Employee Stock Purchase Plan, or the ESPP.

Plan Category:	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by stockholders			
2017 Plan	1,176,227	3.12	—
2018 Plan[(1)]	7,301,131	19.44	2,209,597
ESPP			2,076,603
Total	**8,477,358**		**4,286,200**

_____

(1) Includes 1,230,030 shares of common stock subject to outstanding restricted stock units.

The remaining information required under this item is incorporated herein by reference to our definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange commission not later than 120 days after the close of our fiscal year ended March 31, 2023.

Item 13.   **Certain relationships and related transactions, and director independence**

The information required under this item is incorporated herein by reference to our definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange commission not later than 120 days after the close of our fiscal year ended March 31, 2023.

Item 14.   **Principal accountant fees and services**

The information required under this item is incorporated herein by reference to our definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange commission not later than 120 days after the close of our fiscal year ended March 31, 2023.

Item 15.   Exhibits and financial statement schedules

(a) 1.   Consolidated financial statements.

For a list of the consolidated financial statements included herein, see Index on page F-1 of this report.

2.   Financial statement schedules.

All required information is included in the financial statements or notes thereto.

3.   List of exhibits.

The documents listed in the exhibit index immediately preceding the signature page of this Annual Report on Form 10-K are incorporated by reference or are filed or furnished with this Annual Report on Form 10-K, in each case as indicated therein.

Item 16.   10-K summary

None.

REPLIMUNE GROUP, INC.

Financial Statements

For the Years Ended March 31, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Replimune Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Replimune Group, Inc. and its subsidiaries (the "Company") as of March 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive loss, of stockholders' equity and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
May 18, 2023

We have served as the Company's auditor since 2018.

F - 2

REPLIMUNE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share amounts)

	March 31, 2023	March 31, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 146,590	$ 105,948
Short-term investments	436,796	289,707
Research and development incentives receivable	2,939	3,055
Prepaid expenses and other current assets	6,278	5,267
Total current assets	592,603	403,977
Property, plant and equipment, net	7,479	7,933
Restricted cash	1,636	1,636
Right-to-use asset – operating leases	5,208	5,552
Right-to-use asset – financing leases	39,665	42,094
Total assets	$ 646,591	$ 461,192
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 5,364	$ 3,732
Accrued expenses and other current liabilities	24,704	13,392
Operating lease liabilities, current	1,118	1,070
Financing lease liabilities, current	2,639	2,562
Total current liabilities	33,825	20,756
Operating lease liabilities, non-current	4,389	4,801
Financing lease liabilities, non-current	23,965	24,406
Long term debt, net of discount	28,648	—
Other liabilities, non-current	472	—
Total liabilities	$ 91,299	$ 49,963
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Common stock, $0.001 par value; 150,000,000 shares authorized as of March 31, 2023 and March 31, 2022; 56,676,313 and 47,338,660 shares issued and outstanding as of March 31, 2023 and March 31, 2022, respectively	57	47
Additional paid-in capital	1,034,994	723,359
Accumulated deficit	(485,488)	(311,204)
Accumulated other comprehensive income (loss)	5,729	(973)
Total stockholders' equity	555,292	411,229
Total liabilities and stockholders' equity	$ 646,591	$ 461,192

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share amounts)

		Year Ended March 31,		
		2023		2022
Operating expenses:				
Research and development	$	126,527	$	79,545
Selling, general and administrative		50,553		38,769
Total operating expenses		177,080		118,314
Loss from operations		(177,080)		(118,314)
Other income (expense):				
Research and development incentives		2,914		3,170
Investment income		10,006		390
Interest expense on finance lease liability		(2,197)		(2,223)
Interest expense on debt obligations		(1,963)		—
Other (expense) income		(5,676)		(1,059)
Total other income, net		3,084		278
Loss before income taxes	$	(173,996)	$	(118,036)
Income tax provision		288		—
Net loss	$	(174,284)	$	(118,036)
Net loss per common share, basic and diluted	$	(2.99)	$	(2.26)
Weighted average common shares outstanding, basic and diluted		58,213,010		52,212,269

The accompanying notes are an integral part of these consolidated financial statements.

F - 5

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands)

		Year Ended March 31,		
		2023		**2022**
Net loss	$	(174,284)	$	(118,036)
Other comprehensive loss:				
Foreign currency translation gain		5,483		748
Net unrealized gain (loss) on short-term investments, net of tax of $0		1,219		(1,327)
Comprehensive loss	$	(167,582)	$	(118,615)

The accompanying notes are an integral part of these consolidated financial statements.

REPLIMUNE GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Amounts in thousands, except share amounts)

	Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total stockholders' equity
	Shares	Amount				
Balances as of March 31, 2021	46,566,481	$ 47	$ 692,243	$ (193,168)	$ (394)	$ 498,728
Foreign currency translation adjustment	—	—	—	—	748	748
Unrealized loss on short-term investments	—	—	—	—	(1,327)	(1,327)
Exercise of stock options	768,186	—	6,862	—	—	6,862
Vesting of RSUs	3,993	—	—	—	—	—
Stock-based compensation expense	—	—	24,254	—	—	24,254
Net loss	—	—	—	(118,036)	—	(118,036)
Balances as of March 31, 2022	47,338,660	$ 47	$ 723,359	$ (311,204)	$ (973)	$ 411,229
Issuance of common stock through ATM sales, net of offering costs	2,026,438	2	37,436	—	—	37,438
Issuance of prefunded warrants to purchase common stock	—	—	92,778	—	—	92,778
Issuance of common stock, net of issuance costs and underwriter fees	6,810,658	7	149,847	—	—	149,854
Foreign currency translation adjustment	—	—	—	—	5,483	5,483
Unrealized gain on short-term investments	—	—	—	—	1,219	1,219
Exercise of stock options	296,876	1	3,443	—	—	3,444
Vesting of RSUs	203,681	—	—	—	—	—
Stock-based compensation expense	—	—	28,131	—	—	28,131
Net loss	—	—	—	(174,284)	—	(174,284)
Balances as of March 31, 2023	56,676,313	$ 57	$ 1,034,994	$ (485,488)	$ 5,729	$ 555,292

The accompanying notes are an integral part of these consolidated financial statements.

REPLIMUNE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year Ended March 31, 2023	Year Ended March 31, 2022
Cash flows from operating activities:		
Net loss	$ (174,284)	$ (118,036)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation expense	28,131	24,254
Depreciation and amortization	2,447	2,147
Net amortization of premiums and discounts on short-term investments	(5,638)	2,220
Noncash interest expense	494	—
Unrealized foreign currency transaction losses	5,676	—
Changes in operating assets and liabilities:		
Research and development incentives receivable	(61)	(247)
Prepaid expenses and other current assets	(1,059)	(815)
Operating lease, right-of-use-asset	225	99
Finance lease, right-of-use-asset	2,428	2,428
Accounts payable	1,981	1,118
Accrued expenses and other current liabilities	11,376	4,725
Operating lease liabilities	(238)	(73)
Other non-current liabilities	472	—
Net cash used in operating activities	(128,050)	(82,180)
Cash flows from investing activities:		
Purchases of property, plant and equipment	(2,270)	(2,336)
Purchase of short-term investments	(583,412)	(255,720)
Proceeds from sales and maturities of short-term investments	443,180	256,250
Net cash used in investing activities	(142,502)	(1,806)
Cash flows from financing activities:		
Proceeds from issuance of common stock, net of underwriting fees and discounts	149,854	—
Proceeds from issuance of prefunded warrants to purchase common stock, net of underwriting fees and discounts	92,778	—
Proceeds from issuance of common stock through ATM sales, net of offering costs	37,438	—
Proceeds from long-term debt, net of debt issuance costs	28,154	—
Principal payment of finance lease obligation	(365)	(264)
Proceeds from exercise of stock options	3,444	6,862
Net cash provided by financing activities	311,303	6,598
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(109)	818
Net (decrease) increase in cash, cash equivalents and restricted cash	40,642	(76,570)
Cash, cash equivalents and restricted cash at beginning of period	107,584	184,154
Cash, cash equivalents and restricted cash at end of period	$ 148,226	$ 107,584
Supplemental disclosure of cash flow information:		
Cash paid during the period for interest	1,066	$ —
Cash paid for income taxes, net	—	55
Supplemental disclosure of non-cash investing and financing activities:		
Purchases of property and equipment included in accounts payable	$ 103	$ 415
Lease assets obtained in exchange for new operating lease liabilities	$ 290	$ 363

The accompanying notes are an integral part of these consolidated financial statements.

(Amounts in thousands, except share and per share amounts)

1. Nature of the business

Replimune Group, Inc. (the "Company") is a clinical-stage biotechnology company focused on the development of oncolytic immunotherapies to treat cancer. Replimune Group, Inc., whose predecessor was founded in 2015, is the parent company of its wholly owned, direct and indirect subsidiaries: Replimune Limited ("Replimune UK"); Replimune, Inc. ("Replimune US"); Replimune Securities Corporation; and Replimune (Ireland) Limited.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance and reporting capabilities. Even if the Company's product development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

Basis of presentation

The accompanying consolidated financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business. The Company has incurred recurring losses since its inception, including net losses of $174.3 million and $118.0 million for the years ended March 31, 2023 and 2022, respectively. In addition, as of March 31, 2023, the Company had an accumulated deficit of $485.5 million. The Company expects to continue to generate operating losses for the foreseeable future. As of the issuance date of these consolidated financial statements, the Company expects that its cash and cash equivalents and short-term investments will be sufficient to fund its operating expenses and capital expenditure requirements through at least 12 months from the issuance of the consolidated financial statements.

2. Summary of significant accounting policies

Principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP, and include the accounts of the Company and its direct and indirect wholly owned subsidiaries, Replimune UK, Replimune US, Replimune Securities Corporation and Replimune (Ireland) Limited after elimination of all intercompany accounts and transactions.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the accrual for research and development expenses and the valuation of stock-based awards. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances.

Foreign currency and currency translation

The functional currency for the Company's wholly owned foreign subsidiary, Replimune UK, is the British pound. Assets and liabilities of Replimune UK are translated into United States dollars at the exchange rate in effect on the balance sheet date. Revenues and expenses are translated at the average exchange rate in effect during the period. Unrealized translation gains and losses are recorded as a cumulative translation adjustment, which is included in the consolidated statements of stockholders' equity as a component of accumulated other comprehensive loss. Adjustments that arise from exchange rate changes on transactions denominated in a currency other than the local currency are included in other income (expense), net in the consolidated statements of operations as incurred.

REPLIMUNE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands, except share and per share amounts)

2. Summary of significant accounting policies (Continued)

Concentrations of credit risk and of significant suppliers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents as well as short-term investments. The Company deposits its cash in financial institutions in amounts that may exceed federally insured limits. We limit our exposure to credit risk by placing investments with high credit quality financial institutions, diversifying our investment portfolio and placing investments with maturities that maintain safety and liquidity. To date, the Company has not experienced any losses on such accounts.

The Company relies, and expects to continue to rely, on a small number of vendors to manufacture and supply raw materials and supply services for its development programs. These programs could be adversely affected by a significant interruption in these services or the availability of raw materials.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less at date of purchase to be cash equivalents. Cash equivalents consisted of money market funds as of March 31, 2023 and 2022, respectively. As of March 31, 2023 and 2022, the amount of cash equivalents included in cash and cash equivalents totaled $121.5 million and $75.1 million, respectively.

Restricted cash

The Company holds restricted cash in segregated bank accounts in connection with a letter of credit. As of March 31, 2023 and 2022, restricted cash consisted of $1.6 million, held for the benefit of the landlords in connection with our leases. These amounts have been classified as non-current assets on the Company's consolidated balance sheets.

Short-term investments

The Company's short-term debt security investments are classified as available-for-sale and are carried at fair value, with the unrealized gains and non-credit related losses reported as a component of accumulated other comprehensive loss and included in stockholders' equity. Realized gains and losses and declines in value determined to be other than temporary are based on the specific identification method and are included as a component of other income (expense), net in the consolidated statements of operations.

For available-for-sale securities in an unrealized loss position, we first assess whether we intend to sell, or if it is more likely than not that we will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through a charge to interest income. For available-for-sale securities that do not meet the aforementioned criteria, we evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers such factors as, among other things, the severity of the impairment, any changes in interest rates, how long the market value of the investment has been less than its original cost, the Company's ability and intent to retain the short-term debt security investment for a period of time sufficient to allow for any anticipated recovery in fair value and market conditions in general. The credit-related portion of unrealized losses, and any subsequent improvements, are recorded in interest income through an allowance account. Any impairment that has not been recorded through an allowance for credit losses is included in other comprehensive loss on the statements of operations and comprehensive loss.

No credit-related losses or impairments have been recognized on the Company's investments in available-for-sale securities during the years ended March 31, 2023 or 2022.

The Company's short-term investments as of March 31, 2023 and 2022 had maturities of less than two years. The Company has classified its investments with maturities beyond one year as short term, based on their highly liquid nature and because they represent the investment of cash that is available for current operations.

Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful lives of the respective assets as follows:

REPLIMUNE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands, except share and per share amounts)

2.   Summary of significant accounting policies (Continued)

	Estimated Useful life
Office equipment	5 years
Computer equipment and software	3 years
Plant, manufacturing and laboratory equipment	5 years
Leasehold improvements	Lesser of lease term or 10 years

Costs for capital assets not yet placed into service are capitalized as construction-in-progress and depreciated in accordance with the above guidelines once placed into service. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in loss from operations. Expenditures for repairs and maintenance are charged to expense as incurred.

Impairment of long-lived assets

Long-lived assets consist of property, plant and equipment. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows. To date, the Company has not recorded any impairment losses on long-lived assets.

Fair value measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•   Level 1 — Quoted prices in active markets for identical assets or liabilities.

•   Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•   Level 3 — Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company's short-term investments and cash equivalents are carried at fair value, determined according to the fair value hierarchy described above (see Note 3). The carrying values of research and development incentives receivable, prepaid expenses and other current assets, accounts payable and accrued expenses and other current liabilities approximate their fair values due to the short-term nature of these assets and liabilities. Furthermore, the carrying value of the Company's long-term debt approximates its fair value as of March 31, 2023 due to its variable interest rate, which approximates a market interest rate.

Debt issuance costs

Debt issuance costs consist of payments made to secure commitments under certain debt financing arrangements. These amounts are recognized as interest expense over the period of the financing arrangement using the effective interest method. If the financing arrangement is canceled or forfeited, or if the utility of the arrangement to the Company is otherwise compromised, these costs are recognized as interest expense immediately. The Company's consolidated financial statements

REPLIMUNE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands, except share and per share amounts)

2.   Summary of significant accounting policies (Continued)

present debt issuance costs related to a recognized debt liability as a direct reduction from the carrying amount of that debt liability.

Segment information

The Company manages its operations as a single operating segment for the purposes of assessing performance and making operating decisions. The Company's current focus is on developing oncolytic immunotherapies for the treatment of cancer.

Research and development costs

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries, stock-based compensation and benefits, facilities costs and laboratory supplies, depreciation and external costs of outside vendors engaged to conduct preclinical development, clinical development activities and clinical trials as well as to manufacture clinical trial materials. Non-refundable prepayments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized. Such amounts are recognized as an expense as the goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered or the services rendered. Upfront payments for materials and supplies acquired for particular research and development activities that have no alternative future use in other research and development projects or otherwise, and therefore have no separate economic value, are expensed as research and development costs at the time the costs are incurred.

Research contract costs and accruals

The Company has entered into various research and development-related contracts with companies both inside and outside of the United States. These agreements are generally cancellable, and related costs are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies or clinical trials, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company's estimates. The Company's historical accrual estimates have not been materially different from the actual costs.

Patent costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as selling, general and administrative expenses.

Stock-based compensation

The Company accounts for share-based payment awards granted to employees, consultants, and non-employees and directors using the fair value of the Company's common stock on the grant date and compensation expense is recognized for those awards over the requisite service period, which is generally the vesting period of the respective award. The grant date fair value is utilized for time-vested restricted stock units ("RSUs") is based on the closing price of the Company's common stock on the date of grant. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option, and the Company's expected dividend yield (see Note 10). Forfeitures are accounted for as they occur. To date, the Company has issued stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method.

The Company classifies stock-based compensation expense in its consolidated statements of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

Research and development incentives and receivable

F - 12

REPLIMUNE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands, except share and per share amounts)

2.   Summary of significant accounting policies (Continued)

The Company, through its subsidiary in the United Kingdom, receives reimbursements of certain research and development expenditures as part of a United Kingdom government's research and development tax reliefs program. Under the program, a percentage of qualifying research and development expenses incurred by the Company's subsidiary in the United Kingdom are reimbursed up to 14.5%.

Management has assessed the Company's research and development activities and expenditures to determine which activities and expenditures are likely to be eligible under the research and development incentive program described above. At each period end, management estimates the reimbursement available to the Company based on available information at the time.

The Company recognizes income from the research and development incentives when the relevant expenditure has been incurred, the associated conditions have been satisfied and there is reasonable assurance that the reimbursement will be received. The Company records these research and development incentives as other income. The research and development incentives receivable represents an amount due in connection with the above program. The Company recorded other income from research and development incentives of $2.9 million and $3.2 million during the years ended March 31, 2023 and 2022, respectively, in the consolidated statements of operations and a research and development incentives receivable of $2.9 million and $3.1 million as of March 31, 2023 and 2022, respectively, on the consolidated balance sheets.

Comprehensive loss

Comprehensive loss includes net loss as well as other changes in stockholders' equity that result from transactions and economic events other than those with stockholders. For the year ended March 31, 2023, comprehensive loss included $5.5 million of foreign currency translation gains and $1.2 million of unrealized gains on short-term investments, net of tax. For the year ended March 31, 2022, comprehensive loss included $0.7 million of foreign currency translation gains and $1.3 million of unrealized losses on short-term investments, net of tax.

Income taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company's tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax provision. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Net income (loss) per share

Basic net income (loss) per common share is computed by dividing the net income (loss) by the weighted average number of shares of common stock outstanding for the period. Diluted net income (loss) per common share is computed by dividing the diluted net income (loss) by the weighted average number of shares of common stock outstanding for the period, including potential dilutive common shares assuming the dilutive effect of common stock equivalents.

In periods in which the Company reports a net loss, diluted net loss per share is the same as basic net loss per share, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

REPLIMUNE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands, except share and per share amounts)

2. Summary of significant accounting policies (Continued)

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments- Credit Losses (Topic 326)*. The standard changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. The Company adopted ASU 2016-13 as of April 1, 2022. The adoption of ASU 2016-13 did not have a material impact on the Company's consolidated financial statements.

3. Fair value of financial assets and liabilities

The following tables present information about the Company's financial assets and liabilities measured at fair value on a recurring basis:

	Fair Value Measurements as of March 31, 2023 Using:			
	Level 1	**Level 2**	**Level 3**	**Total**
Cash equivalents:				
Money market funds	$ —	$ 121,455	$ —	$ 121,455
Short-term investments:				
US Government Agency bonds	—	240,355	—	240,355
US Treasury bonds	—	196,441	—	196,441
	$ —	$ 558,251	$ —	$ 558,251

	Fair Value Measurements as of March 31, 2022 Using:			
	Level 1	**Level 2**	**Level 3**	**Total**
Cash equivalents:				
Money market funds	$ —	$ 75,117	$ —	$ 75,117
Short-term investments:				
US Government Agency bonds	—	26,688	—	26,688
US Treasury bonds	—	263,019	—	263,019
	$ —	$ 364,824	$ —	$ 364,824

The underlying securities held in the money market funds held by the Company are all government backed securities. During the years ended March 31, 2023 and 2022, there were no transfers between levels.

Valuation of cash equivalents and short-term investments

Money market funds, U.S. Treasury bonds and U.S. Government Agency bonds were valued by the Company using quoted prices in active markets for similar securities, which represent a Level 2 measurement within the fair value hierarchy. Cash equivalents consisted of money market funds at March 31, 2023 and March 31, 2022.

4. Short-term investments

As of March 31, 2023 and 2022, the Company's available-for-sale investments by type, consisted of the following:

	March 31, 2023				
	Amortized cost	**Gross unrealized gains**	**Gross unrealized losses**	**Credit Losses**	**Fair value**
US Government agency bonds	$ 240,371	$ 187	$ (203)	$ —	$ 240,355
US Treasury bonds	196,488	77	(124)	$ —	196,441
	$ 436,859	$ 264	$ (327)	$ —	$ 436,796

REPLIMUNE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands, except share and per share amounts)

4. Short-term investments (Continued)

		March 31, 2022			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Credit Losses	Fair value
US Government agency bonds	$ 26,827	$ —	$ (139)	$ —	$ 26,688
US Treasury bonds	264,162	—	(1,143)	—	263,019
	$ 290,989	$ —	$ (1,282)	$ —	$ 289,707

As of March 31, 2023 and 2022, available-for-sale securities consisted of investments that mature within one year, with the exception of certain U.S. Government agency bonds and U.S. Treasury bonds which have maturities between one and two years and an aggregate fair value of $15.1 million and $7.6 million, respectively.

5. Property, plant and equipment, net

Property, plant and equipment, net consisted of the following:

	March 31, 2023	March 31, 2022
Office equipment	$ 1,240	$ 937
Computer equipment	1,806	1,667
Plant and laboratory equipment	9,186	7,720
Leasehold improvements	1,706	785
Construction in progress	783	1,619
	14,721	12,728
Less: Accumulated depreciation and amortization	(7,242)	(4,795)
	$ 7,479	$ 7,933

Depreciation and amortization expense was $2.4 million and $2.1 million for the years ended March 31, 2023 and 2022, respectively, and recorded within research and development and selling, general and administrative expenses in the consolidated statement of operations.

6. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	March 31, 2023	March 31, 2022
Accrued research and development costs	$ 11,261	$ 5,882
Accrued compensation and benefits costs	9,909	5,569
Accrued professional fees	540	621
Other	2,994	1,320
	$ 24,704	$ 13,392

7. Long-term debt

Hercules Loan Agreement

On October 6, 2022, the Company entered into a Loan and Security Agreement (the "Loan Agreement"), with Hercules Capital, Inc., as administrative agent, collateral agent and as a lender ("Hercules"). Pursuant to the Loan Agreement, the Company can borrow term loans in an aggregate maximum principal amount of up to $200.0 million under multiple tranches (the "Term Loan Facility"). Under the Loan Agreement, the Company borrowed an initial amount of $30.0 million on the

REPLIMUNE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands, except share and per share amounts)

7. Long-term debt (Continued)

Closing Date, and at the Company's sole option, can draw down an additional $30.0 million on or prior to September 30, 2023, as well as additional term loan advances in an aggregate principal amount of up to $115.0 million during the term of the Term Loan Facility subject to achievement of specified performance milestones, and two additional term loan advances up to an aggregate principal amount of $25.0 million subject to certain terms and conditions, on or prior to the end of the interest-only period. The Company intends to use the proceeds of the Term Loan Facility for working capital and general corporate purposes.

The Term Loan Facility will mature on October 1, 2027 (the "Maturity Date"). The outstanding principal balance of the Term Loan Facility bears interest payable in cash at a floating rate per annum equal to the greater of (i) 7.25% and (ii) the sum of the Prime Rate (which is capped at 7.25%) and 1.75%. Accrued interest is payable monthly following the funding of each term loan advance. In addition, the principal balance of the Term Loan Facility will bear "payment-in-kind" interest at the rate of 1.50% ("PIK Interest"), which PIK Interest will be added to the outstanding principal balance of the Term Loan Facility on each interest payment date.

Borrowings under the Loan Agreement are repayable in monthly interest-only payments through September 2026. After the interest-only payment period, borrowings under the Loan Agreement are repayable in equal monthly payments of principal and accrued interest until October 2027. At the Company's option, the Company may prepay all or a portion of the outstanding borrowings, subject to a prepayment fee of 3.0% of the principal amount if prepayment occurs during the 12 months following the Closing Date, 2.0% after 12 months following the Closing Date but prior to 36 months following the Closing Date, and 1.0% thereafter.

The Loan Agreement contains customary facility fees, events of default and representations, warranties and affirmative and negative covenants, including a financial covenant requiring us to maintain certain levels of cash in accounts subject to a control agreement in favor of the Agent (the "Unrestricted Cash") at all times commencing on January 1, 2024. In addition, the Loan Agreement also contains a financial covenant that beginning on the later of (i) July 1, 2024 and (ii) the date on which the aggregate outstanding principal amount of the Term Loan Facility is equal to or greater than $100.0 million, the Company is required to satisfy one of the following requirements: (1) achieve a minimum amount of trailing three-month net product revenue tested on a monthly basis, (2) maintain a market capitalization in excess of $1.2 billion and Unrestricted Cash in an amount no less than 50% of the outstanding amount under the Term Loan Facility, or (3) maintain Unrestricted Cash in an amount no less than 85% of the outstanding amount under the Term Loan Facility.

The Company paid a $0.5 million facility charge and incurred debt issuance costs of $1.5 million upon closing of the Loan Agreement. The Loan Agreement also provides for a final payment, payable upon maturity or the repayment of the obligations in full or in part (on a pro rata basis), equal to 4.95% of the aggregate principal amount of Term Loans advanced to the Borrower and repaid on such date, which is being accrued on the Company's consolidated balance sheet. As of March 31, 2023, the amount accrued for the final payment is $0.2 million.

Unamortized debt issuance costs are recorded as a reduction of the carrying amount on the term loan and amortized as interest expense using the effective-interest method. In addition, unamortized deferred financing costs of $0.2 million were recorded in other assets as of March 31, 2023 related to the Company's right to borrow additional amounts from Hercules in the future and amortized to interest expense over the relevant draw period on a straight-line basis. Interest expense for the twelve months ended March 31, 2023 was $2.0 million.

The summary of obligations under the term loan as of March 31, 2023 consisted of the following (in thousands):

	March 31, 2023
Principal loan balance	$ 30,222
Facility charge and diligence fee	(315)
Unamortized issuance costs	(1,410)
Accumulated end of term fee	151
Long term debt, net	$ 28,648

The annual principal payments due under the Loan Agreement as of March 31, 2023 were as follows:

REPLIMUNE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands, except share and per share amounts)

7. Long-term debt (Continued)

		March 31, 2023
2024	$	—
2025		—
2026		—
2027		13,438
Thereafter		18,701
Total	$	32,139

The table of future payments of long-term debt excludes the end of term charge of $1.5 million, which is due upon the maturity of the loan.

8. Stockholders' Equity

Common stock

As of March 31, 2023 and 2022, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue up to 150,000,000 shares of common stock, par value $0.001 per share.

The Company had reserved for common stock for the exercise of outstanding stock options and the vesting of restricted share units, the number of shares remaining available for grant under the Company's 2018 Omnibus Incentive Compensation Plan and the Company's Employee Stock Purchase Plan (see Note 10) and the exercise of the outstanding warrants to purchase shares of common stock as follows:

	March 31, 2023	March 31, 2022
Stock options, issued and outstanding	7,454,828	6,514,334
Restricted stock units	1,351,280	826,213
Stock options and restricted stock units, future issuance	2,209,597	1,933,300
Employee stock purchase plan, available for future grants	2,076,603	1,550,375
Pre-IPO warrants to purchase common stock	497,344	497,344
Pre-funded warrants	9,484,238	5,284,238
Total shares of common stock reserved for future issuance	**23,073,890**	**16,605,804**

Undesignated preferred stock

As of March 31, 2023, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue up to 10,000,000 shares of undesignated preferred stock, par value $0.001 per share. There were no undesignated preferred shares issued or outstanding as of March 31, 2023.

ATM program

On August 11, 2020, the Company and SVB Leerink (the "Agent") entered into a sales agreement, which was subsequently amended on October 21, 2020 (as amended, the "2020 Sales Agreement"), pursuant to which the Company could sell, from time to time, at its option, up to an aggregate of $62.5 million of shares of the Company's common stock, $0.001 par value per share (the "Shares"), through the Agent, as the Company's sales agent.

During the twelve months ended March 31, 2023, the Company settled transactions that occurred pursuant to the 2020 Sales Agreement, whereby the Company issued and sold an aggregate of 1,686,438 shares of its common stock, resulting in gross proceeds of $32.0 million, before deducting fees of $1.0 million. The Company did not issue or sell any shares under the 2020 Sales Agreement during the year ended March 31, 2022.

REPLIMUNE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands, except share and per share amounts)

8. Stockholders' Equity (Continued)

On June 23, 2022, the 2020 Sales Agreement was terminated by the execution by the Company and the Agent of a new sales agreement (the "2022 Sales Agreement"). Under the 2022 Sales Agreement, the Company may sell, from time to time, at its option, up to an aggregate $100.0 million of shares of the Company's common stock, $0.001 par value per share (the "Shares"), through the Agent, as the Company's sales agent.

Any Shares to be offered and sold under the 2022 Sales Agreement will be issued and sold (i) by methods deemed to be an "at the market offering" ("ATM") as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or if authorized by the Company, in negotiated transactions or block trades, and (ii) pursuant to a registration statement on Form S-3 filed by the Company with the Securities and Exchange Commission on June 23, 2022 for an offering of up to $400.0 million of various securities, including shares of the Company's common stock, preferred stock, debt securities, warrants and/or units for sale to the public in one or more public offerings.

Subject to the terms of the 2022 Sales Agreement, the Agent will use reasonable efforts to sell the Shares from time to time, based upon the Company's instructions (including any price, time or size limits or other customary parameters or conditions the Company may impose). The Company will pay the Agent a commission of up to 3.0% of the gross proceeds from the sale of the Shares. The Company has also agreed to provide the Agent with customary indemnification rights.

During the twelve months ended March 31, 2023, pursuant to the 2022 Sales Agreement, the Company issued and sold an aggregate of 340,000 shares of its common stock, resulting in gross proceeds of $6.7 million, before deducting fees of $0.3 million. The Company cannot provide any assurances that it will issue any additional Shares pursuant to the 2022 Sales Agreement.

Equity offerings

In November 2019, the Company completed a public offering of (a) 4,516,561 shares of the Company's common stock at a public offering price of $13.61 per share, inclusive of the underwriters partially exercised 30-day option to purchase an additional 838,530 shares of the Company's common stock, and (b) pre-funded warrants to purchase 2,200,000 shares of the Company's common stock at a public offering price of $13.6099 per warrant. The Company received aggregate net proceeds of approximately $85.6 million after deducting underwriting discounts, commissions and other offering expenses payable by the Company of approximately $5.8 million.

In June 2020, the Company completed a public offering of (a) 3,478,261 shares of the Company's common stock, inclusive of the June 2020 Underwriters fully exercised 30-day option to purchase 652,173 shares of the Company's common stock at a public offering price of $23.00 per share, and (b) pre-funded warrants to purchase 1,521,738 shares of the Company's common stock at a public offering price of $22.9999 per warrant. The Company received aggregate net proceeds of approximately $107.8 million after deducting underwriting discounts, commissions and other offering expenses payable by the Company of approximately $7.2 million.

In October 2020, the Company completed a public offering of (a) 5,625,000 shares of the Company's common stock, inclusive of the underwriters 30-day option to purchase up to an additional 937,500 shares of the Company's common stock, at a public offering price of $40.00 per share and (b) pre-funded warrants to purchase 1,562,500 shares of the Company's common stock at a public offering price of $39.9999 per warrant. The Company received aggregate net proceeds of approximately $270.0 million after deducting underwriting discounts, commissions and other offering expenses payable by the Company of approximately $17.5 million.

In December 2022, the Company completed a public offering of (a) 6,810,658 shares of the Company's common stock, inclusive of the underwriters 30-day option to purchase up to an additional 1,436,172 shares of the Company's common stock, at a public offering price of $23.50 per share and (b) pre-funded warrants to purchase 4,200,000 shares of the Company's common stock at a public offering price of $23.4999 per warrant. The Company received aggregate net proceeds of approximately $242.6 million after deducting underwriting discounts, commissions and other offering expenses payable by the Company of approximately $16.1 million.

9. **Pre-funded Warrants**

The pre-funded warrants described above are exercisable at any time after the date of issuance. Unless otherwise modified by a holder of a pre-funded warrant, no holder may exercise a pre-funded warrant if such holder, together with its affiliates, would beneficially own more than 9.99% of the number of shares of the Company's common stock outstanding immediately after giving effect to such exercise. A holder of a pre-funded warrant may increase or decrease this percentage up to 19.99% by providing at least 61 days' prior notice to the Company.

The 9,484,238 shares of the Company's common stock underlying the above described pre-funded warrants, are not included in the number of issued and outstanding shares of the Company's common stock outstanding as reported on the consolidated balance sheet, though they are included in the Company's annual pool increase calculation as well as the weighted average outstanding common stock in the calculation of basic and diluted net loss per share, as noted below in Note 11. As of March 31, 2023, no pre-funded warrants had been exercised.

In April 2023, a holder of the Company's pre-funded warrants exercised 1,016,528 of its pre-funded warrants and the Company issued 1,016,528 shares of common stock.

10. Stock-based compensation

Stock-based compensation expense

The following table summarizes the classification of stock-based compensation expense in the consolidated statements of operations for the years ended March 31, 2023 and 2022 as follows:

	Twelve Months Ended March 31,			
	2023		2022	
Research and development	$	10,074	$	8,568
Selling, general and administrative		18,057		15,686
	$	28,131	$	24,254

The following table summarizes stock-based compensation expense by award type for the years ended March 31, 2023 and 2022 as follows:

	Twelve Months Ended March 31,			
	2023		2022	
Stock options	$	19,521	$	19,160
Restricted stock units		8,610		5,094
	$	28,131	$	24,254

2015 Enterprise Management Incentive Share Option Plan

The 2015 Enterprise Management Incentive Share Option Plan of Replimune UK (the "2015 Plan") provided for Replimune UK to grant incentive stock options, non-statutory stock options, stock awards, stock units, stock appreciation rights and other stock-based awards. Incentive stock options are granted only to the Company's employees, including officers and directors who are also employees. Non-statutory stock options are granted to employees, members of the board of directors, outside advisors and consultants of the Company.

2017 Equity Compensation Plan

In July 2017, in conjunction with reorganization by Replimune Limited, pursuant to which each shareholder thereof exchanged their outstanding shares in Replimune Limited for shares in Replimune Group, Inc., on a one-for-one basis (the "Reorganization"), the 2015 Plan was terminated, and all awards were cancelled with replacement awards issued under the 2017 Equity Compensation Plan (the "2017 Plan"). Subsequent to the Reorganization, no additional grants have been or will be made under the 2015 Plan and any outstanding awards under the 2015 Plan have continued, and will continue with their original terms. The Company concluded that the cancellation of the 2015 Plan and issuance of replacement awards under the 2017 Plan was a modification with no change in the material rights and preferences and therefore no recorded change in the fair value of each respective award.

REPLIMUNE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands, except share and per share amounts)

10. Stock-based compensation (Continued)

The Company's 2017 Plan provides for the Company to grant incentive stock options or non-statutory stock options, stock awards, stock units, stock appreciation rights and other stock-based awards. Incentive stock options were granted under the 2017 Plan only to the Company's employees, including officers and directors who were also employees. Restricted stock awards and non-statutory stock options were granted under the 2017 Plan to employees, officers, members of the board of directors, advisors and consultants of the Company. The maximum number of common shares that may be issued under the 2017 Plan was 2,659,885, of which none remained available for future grants as of March 31, 2023. Shares with respect to which awards have expired, terminated, surrendered or cancelled under the 2017 Plan without having been fully exercised will be available for future awards under the 2018 Plan referenced below. In addition, shares of common stock that are tendered to the Company by a participant to exercise an award are added to the number of shares of common stock available for the grant of awards.

2018 Omnibus Incentive Compensation Plan

On July 9, 2018, the Company's board of directors adopted, and the Company's stockholders approved the 2018 Omnibus Incentive Compensation Plan (the "2018 Plan"), which became effective immediately prior to the effectiveness of the registration statement for the Company's initial public offering. The 2018 Plan provides for the issuance of incentive stock options, non-qualified stock options, stock awards, stock units, stock appreciation rights and other stock-based awards. The number of shares initially reserved for issuance under the 2018 Plan is 3,617,968 shares. If any options or stock appreciation rights, including outstanding options and stock appreciation rights granted under the 2017 Plan (up to 2,520,247 shares), terminate, expire, or are canceled, forfeited, exchanged, or surrendered without having been exercised, or if any stock awards, stock units or other stock-based awards, including outstanding awards granted under the 2017 Plan, are forfeited, terminated, or otherwise not paid in full in shares of common stock, the shares of the Company's common stock subject to such grants will be available for purposes of our 2018 Plan. The number of shares reserved for issuance under the 2018 Plan will increase automatically on the first day of each April equal to 4.0% of the total number of shares of Company stock outstanding on the last trading day in the immediately preceding fiscal year, which includes for these purposes, the 9,484,238 shares issuable upon exercise of those pre-funded warrants described in Note 9 to these consolidated financial statements, or such lesser amount as determined by the Board. On April 1, 2022, the number of shares reserved for issuance under the 2018 Plan automatically increased by 2,104,915 shares pursuant to the terms of the 2018 Plan and based on total number of shares of Company stock outstanding on March 31, 2022. On April 1, 2021, the number of shares reserved for issuance under the 2018 Plan automatically increased by 2,074,028 shares pursuant to the terms of the 2018 Plan. As of March 31, 2023, 2,209,597 shares remained available for future grants under the 2018 Plan.

The 2015 Plan, the 2017 Plan and the 2018 Plan are administered by the board of directors or, at the discretion of the board of directors, by a committee of the board of directors. However, the board of directors shall administer and approve all grants made to non-employee directors. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, except that the exercise price per share of incentive stock options may not be less than 100% of the fair market value of the common stock on the date of grant (or 110% of fair value in the case of an award granted to employees who hold more than 10% of the total combined voting power of all classes of stock at the time of grant) and the term of stock options may not be greater than five years for an incentive stock option granted to a 10% stockholder and greater than ten years for all other options granted. Stock options awarded under both plans expire ten years after the grant date, unless the board of directors sets a shorter term. Vesting periods for both plans are determined at the discretion of the board of directors. Incentive stock options granted to employees and non-statutory options granted to employees, officers, members of the board of directors, advisors, and consultants of the Company typically vest over four years. In 2021 the board of directors initiated the award of restricted stock units ("RSUs"), under the 2018 Plan in addition to stock option awards available as part of the Company's equity incentive for employees, officers, advisors and consultants of the Company. The RSUs typically vest over four approximately equal annual installments with the first such installment occurring on a designated vesting date that is approximately on the one year anniversary date of the date of grant and the subsequent installments occurring on the subsequent three annual anniversaries of the designated vesting date.

Employee Stock Purchase Plan

On July 9, 2018, the Company's board of directors adopted and the Company's stockholders approved the Employee Stock Purchase Plan (the "ESPP"), which became effective immediately prior to the effectiveness of the registration statement for the Company's IPO. The total shares of common stock initially reserved for issuance under the ESPP is limited to 348,612 shares. In addition, as of the first trading day of each fiscal year during the term of the ESPP (excluding any extensions), an additional

REPLIMUNE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands, except share and per share amounts)

10.   Stock-based compensation (Continued)

number of shares of the Company's common stock equal to 1% of the total number of shares outstanding on the last trading day in the immediately preceding fiscal year, which includes for these purposes, the 9,484,238 shares issuable upon exercise of those pre-funded warrants described in Note 9 to these consolidated financial statements, or 697,224 shares, whichever is less (or such lesser amount as determined by the Company's board of directors) will be added to the number of shares authorized under the ESPP. In accordance with the terms of the ESPP, on April 1, 2022 and 2021, the number of shares reserved for issuance under the ESPP automatically increased by 526,228 and 518,507 shares, respectively, for a total of 2,076,603 shares reserved for the ESPP. If the total number of shares of common stock to be purchased pursuant to outstanding purchase rights on any particular date exceed the number of shares then available for issuance under the ESPP, then the plan administrator will allocate the available shares pro-rata and refund any excess payroll deductions or other contributions to participants. The Company's ESPP is not currently active.

Out-of-Plan Inducement Grant

In May 2021, the Company granted an equity award to a newly hired executive as a material inducement to enter into employment with the Company. The grant constitutes an "employment inducement grant" in accordance with Rule 5635(c)(4) of the Nasdaq Listing Rules and was issued outside of the 2018 Plan and each of the other stock incentive plans described above. The inducement grant included a nonqualified stock option to purchase up to 125,000 shares of the Company's common stock, as well as a restricted stock unit grant representing 88,333 shares of the Company's common stock. These stock option and restricted stock unit inducement grants have terms and conditions consistent with those set forth under the 2018 Plan and vest under the same respective vesting schedules as stock option and restricted stock unit awards granted under the 2018 Plan. The inducement grant is included in the stock option and RSU award tables below.

In December 2022, the Company granted an equity award to a newly hired executive as a material inducement to enter into employment with the Company. The grant constitutes an "employment inducement grant" in accordance with Rule 5635(c)(4) of the Nasdaq Listing Rules and was issued outside of the 2018 Plan and each of the other stock incentive plans described above. The inducement grant included a nonqualified stock option to purchase up to 82,500 shares of the Company's common stock, as well as a restricted stock unit grant representing 55,000 shares of the Company's common stock. These stock option and restricted stock unit inducement grants have terms and conditions consistent with those set forth under the 2018 Plan and vest under the same respective vesting schedules as stock option and restricted stock unit awards granted under the 2018 Plan. The inducement grant is included in the stock option and RSU award tables below.

Stock option valuation

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model. As the Company has limited company-specific historical and implied volatility information, the expected stock volatility is based on a combination of Replimune volatility and the historical volatility of a publicly traded set of peer companies. For options with service-based vesting conditions, the expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

The following table presents, on a weighted-average basis, the assumptions that the Company used to determine the grant-date fair value of stock options granted to employees and directors:

	Twelve Months Ended March 31,	
	2023	**2022**
Risk-free interest rate	2.83 %	1.18 %
Expected term (in years)	6.0	6.0
Expected volatility	75.2 %	79.8 %
Expected dividend yield	0 %	0 %

REPLIMUNE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands, except share and per share amounts)

10. Stock-based compensation (Continued)

Stock options

A summary of stock option activity under the Company's equity incentive plans for the year ended March 31, 2023 is as follows:

	Number of Shares		Weighted Average Exercise Price	Weighted Average Contractual Term (Years)		Aggregate Intrinsic Value
Outstanding as of March 31, 2022	6,514,334	$	16.78	7.26	$	30,358
Granted	1,604,489		19.02			
Exercised	(296,876)		11.61			
Cancelled	(367,119)		21.30			
Outstanding as of March 31, 2023	7,454,828		17.24	6.88	$	31,244
Options exercisable as of March 31, 2023	4,725,073	$	14.43	5.93	$	28,570
Options vested and expected to vest as of March 31, 2023	7,454,828	$	17.24	6.88	$	31,244

As of March 31, 2023, there was $34.8 million of unrecognized compensation cost related to unvested common stock options, which is expected to be recognized over a weighted average period of 2.4 years.

The weighted average grant-date fair value of stock options granted during the years ended March 31, 2023 and 2022 was $12.80 and $21.40, respectively. The aggregate intrinsic value of stock options exercised during the years ended March 31, 2023 and 2022 was $2.7 million and $16.2 million, respectively.

Restricted stock units

A summary of the changes in the Company's RSUs during the year ended March 31, 2023 is as follows:

	Number of Restricted Shares		Weighted Average Grant Date Fair Value
Outstanding as of March 31, 2022	826,213	$	31.38
Granted	842,807		19.22
Vested	(203,681)		31.41
Cancelled	(114,059)		24.41
Outstanding as of March 31, 2023	1,351,280	$	24.38

At March 31, 2023, there was $25.8 million of total unrecognized compensation cost related to unvested RSUs, which will be recognized over a weighted-average period of 2.8 years.

11. Net loss per share

The following table sets forth the computation of the Company's basic and diluted net loss per share attributable to common stockholders (in thousands, except per share amounts):

	Twelve Months Ended March 31,			
	2023		2022	
Numerator:				
Net loss	$	(174,284)	$	(118,036)
Denominator:				
Weighted average common shares outstanding, basic and diluted		58,213,010		52,212,269
Net loss per share, basic and diluted	$	(2.99)	$	(2.26)

REPLIMUNE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands, except share and per share amounts)

11. Net loss per share (Continued)

The 9,484,238 shares of the Company's common stock issuable upon exercise of Pre-Funded Warrants described in Note 9 to these consolidated financial statements are included as outstanding common stock in the calculation of basic and diluted net loss per share.

The Company's potentially dilutive securities, which include stock options and warrants to purchase common stock have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:

| | Twelve Months Ended March 31, | |
	2023	2022
Options to purchase common stock	7,454,828	6,514,334
Warrants to purchase common stock	497,344	497,344
	7,952,172	7,011,678

12. Significant agreements

Agreement with Bristol-Myers Squibb Company

In February 2018, the Company entered into an agreement with Bristol-Myers Squibb Company ("BMS"). Pursuant to the agreement, BMS will provide to the Company, at no cost, a compound for use in the Company's ongoing clinical trial of RP1. Under the agreement, the Company will sponsor, fund and conduct the clinical trial in accordance with an agreed-upon protocol. BMS granted the Company a non-exclusive, non-transferrable, royalty-free license (with a right to sublicense) under its intellectual property to its compound in the clinical trial and agreed to supply its compound, at no cost to the Company, for use in the clinical trial. In January 2020, this agreement was expanded to cover an additional cohort of 125 patients with anti-PD-1 failed melanoma.

Unless earlier terminated, the agreement will remain in effect until (i) the completion of the clinical trial, (ii) all related clinical trial data have been delivered to both parties and (iii) the completion of any statistical analyses and bioanalyses contemplated by the clinical trial protocol or any analysis otherwise agreed upon by the parties. The agreement may be terminated by either party (x) in the event of an uncured material breach by the other party, (y) in the event the other party is insolvent or in bankruptcy proceedings or (z) for safety reasons. Upon termination, the licenses granted to the Company to use BMS's compound in the clinical trial will terminate.

In April 2019, the Company entered into a separate agreement with BMS on terms similar to the terms set forth in the agreement described above, pursuant to which BMS will provide to the Company, at no cost, nivolumab for use in the Company's Phase 1 clinical trial of RP2 in combination with nivolumab.

Agreement with Regeneron Pharmaceuticals, Inc.

In May 2018, the Company entered into an agreement with Regeneron Pharmaceuticals, Inc. ("Regeneron"). The Company and Regeneron are each independently developing compounds for the treatment of certain tumor types. Pursuant to the agreement the Company agreed to undertake one or more clinical trials with Regeneron for the administration of our product candidates in combination with cemiplimab, an anti-PD-1 therapy developed by Regeneron, across multiple solid tumor types. The first of which, agreed in June 2018, is our ongoing Phase 2 clinical trial testing RP1 in combination with cemiplimab versus cemiplimab alone in patients with CSCC. Each clinical trial will be conducted pursuant to an agreed study plan which, among other things, will identify the name of the sponsor and which party will manage the particular study, and include the protocol, the budget and a schedule of clinical obligations. The first study plan related to the Phase 2 clinical trial in CSCC has been agreed.

REPLIMUNE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands, except share and per share amounts)

12. Significant agreements (Continued)

Pursuant to the terms of the agreement, each party granted the other party a non-exclusive license under its respective intellectual property and agreed to contribute the necessary resources needed to fulfill its respective obligations, in each case, under the terms of the agreed study plans. Development costs of a particular clinical trial will be split equally.

The agreement contains representations, warranties, undertakings and indemnities customary for a transaction of this nature. The agreement also contains certain time-based covenants that restrict us from entering into a third-party arrangement with respect to the use of our product candidates in combination with an anti-PD-1 therapy and that restrict Regeneron from entering into a third-party arrangement with respect to the use of cemiplimab in combination with an HSV-1 virus, in each case, for the treatment of a tumor type that is the subject of a clinical trial to which the covenants apply. Unless otherwise mutually agreed in a future study plan, these covenants are only applicable to our ongoing Phase 2 clinical trial in CSCC.

The agreement may be terminated by either party if (i) there is no active study plan for which a final study report has not been completed and the parties have not entered into a study plan for an additional clinical trial within a period of time after the delivery of the most recent final study report or (ii) in the event of a material breach.

The agreement with Regeneron is accounted for under ASC 808, *Collaborative Arrangements* ("ASC 808"), as both parties are active participants and each party pays its own compound costs and share equally in development costs. The Company accounts for costs incurred as part of the study, including costs to supply compounds for use in the study, as research and development expenses within the consolidated statement of operations. The Company recognizes any amounts received from Regeneron in connection with this agreement as an offset to research and development expense within the consolidated statement of operations.

In July 2022, Regeneron informed the Company that the costs of the study have reached the initial budget for the initial study plan of June 2018 and that Regeneron's reimbursement of CERPASS study costs to the Company have completed in the period ending June 30, 2022 in relation to the initial study budget. As a result of this notice from, and the ongoing communications with, Regeneron, we have not recorded any cost-sharing reimbursements from Regeneron in prepaid expenses and other current assets in the consolidated balance sheet or as an offset to research and development expense within the consolidated statement of operations since Regeneron informed us that Regeneron's reimbursement of CERPASS study costs have completed. The Company does not expect any further reimbursements from Regeneron related to the initial study plan of June 2018.

During the year ended March 31, 2023 and 2022, the Company recorded $1.1 million and $6.8 million, respectively as an offset to research and development expenses. During the years ended March 31, 2023 and 2022, the Company did not make any payments to Regeneron under the terms of the agreement. During the years ended March 31, 2023 and 2022, the Company received payments under the terms of the agreement from Regeneron of $3.1 million and $6.1 million, respectively. As of March 31, 2023 and 2022, the Company had a balance of $0.0 million and $2.0 million of receivables from Regeneron in connection with this agreement in prepaid expenses and other current assets in the consolidated balance sheet, respectively.

13. Commitments and contingencies

Leases

The Company leases real estate assets and equipment, and determination if an arrangement is a lease occurs at inception. For leases with terms greater than 12 months, the Company records a related right-of-use ("ROU") asset and lease liability at the present value of lease payments over the term. Many leases include fixed rental escalation clauses, renewal options and/or termination options that are factored into the determination of lease payments when appropriate. The Company's leases do not provide an implicit rate, and thus the Company estimated the incremental borrowing rate in calculating the present value of the lease payments. The Company has elected not to record a ROU asset and lease obligation for short-term leases (with terms less than 12 months) or separate non-lease components from associated lease components for its real estate lease assets. As a result, all contract consideration is allocated to the single lease component.

In March 2023, the Company entered into an agreement to lease approximately 2,058 square feet of research and development, office and laboratory space in Abingdon, Oxfordshire, United Kingdom. Pursuant to the lease agreement, the lease term commenced on March 31, 2023 with rental payments scheduled to commence on June 30, 2023. The lease term is for five years with no option for renewal. Annual lease payments are approximately $0.1 million. The Company recorded a right-of-use asset and a lease liability of approximately $0.3 million upon commencement of the lease and the lease is classified as an operating lease.

REPLIMUNE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands, except share and per share amounts)

13.   Commitments and contingencies (Continued)

The Company's leases have remaining lease terms of seven years to sixteen years. Some of our leases include one or more options to renew with renewal terms that can extend the lease for additional years, or options to terminate the leases, both at the Company's discretion. The Company's lease terms include options to extend or terminate leases when the Company concludes it is reasonably certain that it would exercise those options. Lease expense for minimum lease payments is recognized on a straight-line basis based on the fixed components of a lease arrangement. The Company amortizes this expense over the term of the lease beginning with the date of initial possession, which is the date the Company can enter the leased space and begin to make improvements in preparation for its intended use. Variable lease components represent amounts that are not fixed in nature and are not tied to an index or rate, and are recognized as incurred.

The table below presents the lease-related costs which are included in the consolidated statements of operations for the years ended as of March 31, 2023 and 2022:

	Twelve Months Ended March 31,			
	2023		2022	
Lease cost				
Finance lease costs:				
Amortization of right-to-use asset	$	2,428	$	2,428
Interest on lease liabilities		2,197		2,223
Operating lease costs		1,018		1,003
Total lease cost	$	5,643	$	5,654

The following table summarizes the classification of lease costs in the consolidated statement of operations for the years ended March 31, 2023 and 2022 as follows:

	Twelve Months Ended March 31,			
	2023		2022	
Finance Lease Costs				
Research and development	$	2,071	$	2,070
Selling, general and administrative		358		358
Other income		2,197		2,223
Operating Lease Costs				
Research and development		421		407
Selling, general and administrative		596		596
Total lease cost	$	5,643	$	5,654

The following table summarizes the maturity of the Company's lease liabilities on an undiscounted cash flow basis and a reconciliation to the operating and financing lease liabilities recognized on our balance sheet as of March 31, 2023:

	March 31, 2023					
	Operating leases		Financing lease		Total	
2024	$	1,118	$	2,639	$	3,757
2025		1,150		2,718		3,868
2026		1,159		2,799		3,958
2027		1,126		2,883		4,009
2028		1,077		2,969		4,046
Thereafter		1,905		35,053		36,958
Total lease payments		7,535		49,061		56,596
Less: interest		2,028		22,457		24,485
Total lease liabilities	$	5,507	$	26,604	$	32,111

REPLIMUNE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands, except share and per share amounts)

13.   Commitments and contingencies (Continued)

The following table provides lease disclosure as of and for the year ended March 31, 2023:

	March 31, 2023		March 31, 2022	
Leases				
Right-to-use operating lease asset	$	5,208	$	5,552
Right-to-use finance lease asset		39,665		42,094
Total lease assets	$	44,873	$	47,646
Operating lease liabilities, current	$	1,118	$	1,070
Finance lease liabilities, current		2,639		2,562
Operating lease liabilities, non-current		4,389		4,801
Finance lease liabilities, non-current		23,965		24,406
Total lease liabilities	$	32,111	$	32,839
Other information				
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	1,014	$	968
Operating cash flows from finance leases	$	2,197	$	2,223
Financing cash flows from finance leases	$	365	$	264
Right-to-use asset obtained in exchange for new operating lease liabilities	$	290	$	363
Weighted-average remaining lease term – operating leases		6.6 years		7.7 years
Weighted-average remaining lease term – financing leases		16.3 years		17.3 years
Weighted-average discount rate – operating leases		10.3 %		10.1 %
Weighted-average discount rate – financing leases		8.3 %		8.3 %

The variable lease costs and short-term lease costs were insignificant for the years ended March 31, 2023 and 2022, respectively.

Manufacturing commitments

The Company has entered into an agreement with a contract manufacturing organization to provide clinical trial products. As of March 31, 2023 and 2022, the Company had committed to minimum payments under these arrangements totaling $1.0 million and $2.0 million through March 31, 2023.

Indemnification agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its executive management team and its board of directors that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any claims under indemnification arrangements, and therefore it has not accrued any liabilities related to such obligations in its consolidated financial statements as of March 31, 2023 or 2022.

Legal proceedings

The Company is not a party to any litigation and does not have contingency reserves established for any litigation liabilities.

14.   Benefit plans

REPLIMUNE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands, except share and per share amounts)

The Company established a defined-contribution savings plan under Section 401(k) of the Code (the "401(k) Plan"). The 401(k) Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Matching contributions to the 401(k) Plan may be made at the discretion of the Company's board of directors. During the years ended March 31, 2023 and 2022, the Company made contributions totaling $1.3 million and $1.1 million, respectively, to the 401(k) Plan.

We provide a pension contribution plan for our employees in the United Kingdom, pursuant to which we match our employees' contributions each year in amounts up to 8% of their annual base salary.

15. Income taxes

Loss before income taxes for the years ended March 31, 2023 and 2022 were as follows:

	Year Ended March 31,	
	2023	2022
United States	$ (18,367)	$ (28,985)
United Kingdom	(155,629)	(89,051)
Total	$ (173,996)	$ (118,036)

During the year ended March 31, 2023, the Company recorded an income tax provision of $0.3 million related to U.S. current taxes primarily due to the transfer pricing arrangement between the U.S. and the U.K., as well as unfavorable adjustments related to stock compensation, resulting in U.S. taxable income reduced by certain prior year available net operating losses.

During the year ended March 31, 2022, the Company recorded no income tax benefit for the net operating losses incurred due to the uncertainty of the realization of such losses.

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective tax rate for the years ended March 31, 2023 and 2022 is as follows:

	Year Ended March 31,	
	2023	2022
U.S. federal statutory income tax rate	-21.0 %	-21.0 %
State taxes, net of federal benefit	-0.6 %	-0.3 %
Research and development	1.0 %	1 %
Stock compensation	-0.1 %	-2.1 %
Foreign tax rate differential	1.8 %	1.5 %
Change in tax rates	-6.0 %	-10.6 %
Change in valuation allowance	23.6 %	31.1 %
Other	1.5 %	0.4 %
	0.2 %	0.0 %

REPLIMUNE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands, except share and per share amounts)

15.   Income taxes(Continued)

Components of the Company's deferred tax assets as of March 31, 2023 and 2022 were as follows:

	Year Ended March 31,	
	2023	2022
Deferred tax assets:		
Net operating loss carryforwards	$ 93,788	$ 61,112
Research & development credits	—	1,000
Property, plant and equipment	4,535	4,367
Capitalized start-up costs	1,301	1,286
Stock compensation	14,757	8,922
Accrued expenses	2,906	1,452
Lease liability	7,964	7,309
Other	24	310.00
Total deferred tax assets	125,275	85,758
Valuation allowance	(113,889)	(74,892)
Net deferred tax assets	11,386	10,866
Deferred tax liabilities:		
Right of use asset	(11,386)	(10,866)
Other	—	—
Total deferred tax liabilities	(11,386)	(10,866)
Net deferred tax assets (liabilities)	$ —	$ —

As of March 31, 2023, the Company had U.S. federal operating loss carryforwards of approximately $39.7 million, which can be carried forward indefinitely subject to 80% limitation of taxable income when utilized. As of March 31, 2023, the Company had U.S. state operating loss carryforwards of $50.3 million, which will begin to expire in 2039. As of March 31, 2023, the Company had U.K. operating loss carryforwards of approximately $332.7 million, which can be carried forward indefinitely. Such U.S. federal and state, as well as U.K., net operating loss carryforwards are based on tax returns filed and does not reflect uncertain tax positions in the U.S. and offsetting positions in the U.K. related to the transfer pricing arrangement.

Utilization of the U.S. federal and state net operating loss carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income and tax liabilities, respectively. The Company has not completed a study to assess whether a change of ownership has occurred, or whether there have been multiple ownership changes since its formation, due to the significant cost and complexity associated with such a study. Any limitation may result in expiration of a portion of the net operating loss carryforwards before utilization.

Changes in the valuation allowance for deferred tax assets during the years ended March 31, 2023 and 2022 related primarily to the increase in net operating loss carryforwards were as follows:

	Year Ended March 31,	
	2023	2022
Valuation allowance as of beginning of year	$ 74,892	$ 40,028
Increases recorded to income tax provision	41,063	36,679
Decreases recorded to equity	(2,066)	(1,815)
Valuation allowance as of end of year	$ 113,889	$ 74,892

Changes in the Company's gross unrecognized tax benefits from uncertain tax positions consisted of the following:

REPLIMUNE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands, except share and per share amounts)

15.   Income taxes(Continued)

	Year Ended March 31,	
	2023	2022
Unrecognized tax benefits as of beginning of year	$ —	$ —
Increases for tax positions taken during prior years	8,757	—
Unrecognized tax benefits as of end of year	$ 8,757	$ —

The Company's unrecognized tax benefits primarily relate to the Company's transfer pricing arrangements.

The Company's unrecognized tax benefits, if recognized, would not impact the effective tax rate and income tax provision due to the Company's valuation allowance.

As of March 31, 2023 and 2022, the Company had not accrued interest or penalties related to uncertain income tax positions.

The Company files income tax returns in the U.S., Massachusetts and the U.K. In the normal course of business, the Company is subject to examination by U.S. federal and state as well as U.K. jurisdictions, where applicable. There are currently no pending income tax examinations. The Company is open to future U.S. federal income tax examination from 2020 to the present and in the U.K. from 2022 to the present. Although, carryforward attributes may still be adjusted upon examination if they either have been or will be used in a future period.

As of March 31, 2023 and 2022, income taxes on outside basis differences, primarily related to undistributed earnings, of the Company's subsidiary have not been provided for as the Company intends to indefinitely reinvest its outside basis differences, and the undistributed earnings were in a cumulative and overall deficit.

16.   Geographic information

The Company operates in two geographic regions: the United States (Massachusetts) and the United Kingdom (Oxfordshire). Information about the Company's long-lived assets held in different geographic regions is presented in the tables below:

	March 31, 2023	March 31, 2022
United States	$ 5,836	$ 6,318
United Kingdom	1,643	1,615
	$ 7,479	$ 7,933

Exhibit index

Exhibit Number	Exhibit Description	Incorporated by Reference		
		Form	Date	Number
3.1	Third Amended and Restated Certificate of Incorporation of the Registrant (conformed to include the Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation filed on September 9, 2019).	10-K	June 3, 2020	3.1
3.2	Amended and Restated By-laws of the Registrant.	8-K	July 24, 2018	3.2
4.1	Form of Common Stock Certificate of the Registrant.	S-1/A	July 10, 2018	4.1
4.2	Amended and Restated Investors' Rights Agreement, dated July 10, 2017, by and among the Registrant and the investors set forth therein.	S-1	June 22, 2018	4.2
4.3*	Description of the Registrant's Securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.			
4.4	Form of Pre-Funded Warrant (2019).	8-K	November 18, 2019	4.1
4.5	Form of Pre-Funded Warrant (2020).	8-K	June 10, 2020	4.1
4.6	Form of Pre-Funded Warrant (2022)	8-K	December 12, 2022	4.1
4.7	Form of Indenture to be entered into between the Registrant and a trustee acceptable to the Registrant.	S-3	August 8, 2019	4.4
10.1†	Form of Indemnification Agreement by and between the Registrant and its directors and officers.	S-1/A	July 10, 2018	10.1
10.2†	2017 Equity Compensation Plan and Sub-Plan for U.K. Employees and forms of agreements thereunder.	S-1/A	June 26, 2018	10.2
10.3†*	2018 Omnibus Incentive Compensation Plan and Sub-Plan for U.K. Employees and forms of agreements thereunder.	10-K	May 19, 2022	10.3
10.4†	Employee Stock Purchase Plan.	S-1/A	July 10, 2018	10.4
10.5†	Amended and Restated Employment Agreement, dated as of November 2, 2021, by and between Robert Coffin and Replimune, Inc.	10-Q	November 4, 2021	10.2
10.6†	Amended and Restated Employment Agreement, dated as of November 2, 2021, by and between Philip Astley-Sparke and Replimune, Inc.	10-Q	November 4, 2021	10.1
10.7†	Employment Agreement, effective as of November 1, 2015, by and between Pamela Esposito and Replimune, Inc.	S-1	June 22, 2018	10.7
10.8†	Employment Agreement, dated as of September 16, 2015, by and between Colin Love and Replimune Limited.	S-1/A	July 10, 2018	10.9
10.9†	Employment Agreement, dated as of November 27, 2019, by and between Jean Franchi and Replimune, Inc.	8-K	December 9, 2019	10.1
10.10†	Employment Agreement, dated as of May 25, 2020, by and between Andrea Pirzkall and Replimune, Inc.	10-Q	August 7, 2020	10.1
10.11†*	Amended and Restated Employment Agreement, dated as of May 3, 2021, by and between Sushil Patel and Replimune, Inc.	10-K	May 20, 2021	10.11
10.12†*	Employment Agreement, dated as of May 10, 2021, by and between Tanya Lewis and Replimune, Inc.	10-K	May 20, 2021	10.12
10.13†*	Stock Option Grant Agreement, effective as of May 3, 2021, by and between Sushil Patel and the Registrant.	10-K	May 20, 2021	10.13

Exhibit Number	Exhibit Description	Incorporated by Reference		
		Form	Date	Number
10.14†*	Restricted Stock Unit Grant Agreement, effective as of May 3, 2021, by and between Sushil Patel and the Registrant.	10-K	May 20, 2021	10.14
10.15†	Separation Agreement and Release, dated as of December 23, 2019, by and between Howard Kaufman and Replimune, Inc.	10-Q	February 13, 2020	10.2
10.16†	Separation Agreement and Release, dated as of April 3, 2020, by and between Stephen Gorgol and Replimune, Inc.	10-K	June 3, 2020	10.13
10.17	Lease, dated as of April 1, 2016, by and between Cummings Properties, LLC and the Registrant.	S-1	June 22, 2018	10.8
10.18	Lease, dated as of April 4, 2016, by and between MEPC Milton Park No. 1 Limited and MEPC Milton Park No. 2 Limited, and Replimune Limited.	S-1	June 22, 2018	10.9
10.19	Deed of Variation, dated June 29, 2020, by and among MEPC Milton Park No. 1 Limited and MEPC Milton Park No. 2 Limited, and Replimune Limited.	10-Q	August 7, 2020	10.3
10.20‡	Clinical Trial Collaboration and Supply Agreement, dated as of February 26, 2018, by and between Bristol-Myers Squibb Company and the Registrant.	S-1/A	July 10, 2018	10.12
10.21‡	Master Clinical Trial Collaboration and Supply Agreement, dated as of May 29, 2018, by and between Regeneron Pharmaceuticals, Inc. and the Registrant.	S-1/A	July 17, 2018	10.13
10.22	Indenture of Lease, dated as of June 22, 2018, by and between CRP/King 33 NY Ave. Owner, L.L.C. and the Registrant.	S-1	June 22, 2018	10.12
10.23	Lease, dated as of June 7, 2019, by and between ND/CR Unicorn LLC and the Registrant.	8-K	June 13, 2019	10.1
10.24	Payoff Letter to Loan and Security Agreement by and among the Registrant, Replimune, Inc., Replimune Limited and Hercules Capital, Inc., dated December 15, 2020.	10-Q	February 4, 2021	10.1
10.25	Clinical Trial Collaboration and Supply Agreement (RP-2), dated as of April 12, 2019, by and between Bristol-Myers Squibb Company and Replimune, Inc.	10-K	June 3, 2020	10.22
10.26	Lease Agreement, dated as of October 29, 2021, by and among Replimune Limited, MEPC Milton Park No. 1 Limited, and MEPC Milton Park No. 2 Limited.	10-Q	February 3, 2022	10.3
10.27†*	Separation Agreement and Release, dated as of August 25, 2021, by and between Andrea Pirzkall and Replimune, Inc., as amended.	10-K	May 19, 2022	10.27
10.28	Loan and Security Agreement by and among Replimune Group, Inc., Replimune, Inc., Replimune Limited and Hercules Capital, Inc., dated October 6, 2022.	10-Q	November 3, 2022	10.1
10.29†	Employment Agreement, dated as of December 1, 2022, by and between Konstantinos Xynos and Replimune, Inc.	10-Q	February 9, 2023	10.2
10.30†	Amendment to Amended and Restated Employment Agreement, dated as of December 30, 2022, by and between Sushil Patel and Replimune, Inc.	10-Q	February 9, 2023	10.3
10.31†	Employment Agreement, dated as of December 30, 2022, by and between Christopher Sarchi and Replimune, Inc.	10-Q	February 9, 2023	10.4

Exhibit Number	Exhibit Description	Incorporated by Reference		
		Form	Date	Number
10.32†*	<u>Stock Option Grant Agreement, effective as of December 30, 2022, by and between Christopher Sarchi and the Registrant.</u>			
10.33†*	<u>Restricted Stock Unit Grant Agreement, effective as of December 30, 2022, by and between Christopher Sarchi and the Registrant.</u>			
10.34*	<u>Lease Agreement, dated as of March 23, 2023, by and among Replimune Limited, MEPC Milton Park No. 1 Limited, and MEPC Milton Park No. 2 Limited.</u>			
21.1*	<u>Subsidiaries of the Registrant.</u>			
23.1*	<u>Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.</u>			
31.1*	<u>Certification of the Chief Executive Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350).</u>			
31.2*	<u>Certification of the Chief Financial Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350).</u>			
32.1**	<u>Certification of the Chief Executive Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350).</u>			
32.2**	<u>Certification of the Chief Financial Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350).</u>			
101.INS*	Inline XBRL Instance Document.			
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.			
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.			
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.			
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.			
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.			

---

*   Filed herewith.

**   Furnished and not filed herewith.

†   Indicates management contract or compensatory plan.

‡   Indicates confidential treatment has been requested with respect to specific portions of this exhibit. Omitted portions have been filed with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.


Signatures


Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2023

REPLIMUNE GROUP, INC.

By: /s/ PHILIP ASTLEY-SPARKE

Philip Astley-Sparke
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ PHILIP ASTLEY-SPARKE Philip Astley-Sparke	Chief Executive Officer and Director (Principal Executive Officer and Principal Financial Officer)	May 18, 2023
/s/ JEAN FRANCHI Jean Franchi	Chief Financial Officer	May 18, 2023
/s/ ANDREW SCHWENDENMAN Andrew Schwendenman	Chief Accounting Officer, (Principal Accounting Officer)	May 18, 2023
/s/ ROBERT COFFIN Robert Coffin	President and Chief Research & Development Officer and Director	May 18, 2023
/s/ KAPIL DHINGRA Kapil Dhingra	Director	May 18, 2023
/s/ HYAM LEVITSKY Hyam Levitsky	Director	May 18, 2023
/s/ CHRISTY OLIGER Christy Oliger	Director	May 18, 2023
/s/ PAOLO PUCCI Paolo Pucci	Director	May 18, 2023
/s/ JOSEPH SLATTERY Joseph Slattery	Director	May 18, 2023
/s/ SANDER SLOOTWEG Sander Slootweg	Director	May 18, 2023
/s/ DIETER WEINAND Dieter Weinand	Director	May 18, 2023